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05007796

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lanxess

*CURRENT ADDRESS


PROCESSED
MAY 13 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34846   FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 5/12/05

AR/S
12-31-04

FOCUSSED

2 MANAGEMENT
4 FOREWORD
8 HISTORY
10 STRATEGY
14 SHARE
18 SEGMENTS
28 SUSTAINABILITY
32 REPORT BY THE SUPERVISORY BOARD
34 CORPORATE GOVERNANCE
41 GROUP MANAGEMENT REPORT
58 COMBINED FINANCIAL STATEMENTS
64 NOTES
105 LANXESS AG FINANCIAL STATEMENTS
[illegible] FURTHER INFORMATION



LANXESS
Energizing Chemistry

Chemical Intermediates

Market position

With the business operations it has combined in its Chemical Intermediates segment, LANXESS is one of the leading global suppliers of basic and fine chemicals as well as inorganic pigments. We are among the top manufacturers in the world of iron oxide and chromium oxide pigments. Our strong market position is attributable to many years of expertise, successful brands and the unique pooling of aromatics capabilities.

Business Units

Basic Chemicals
Fine Chemicals
Inorganic Pigments

Objectives for 2005

The main objective is to maintain our current market position. We are therefore focussing on the emerging Asian players, who are entering the global market and from whom we need to set ourselves apart. A further goal is organic growth, for which there is scope in the market consolidation process. We intend to continue developing non-European markets to optimize our product portfolio and to increase profitability.

Performance Chemicals

Market position

The application-oriented business operations of the Group in the special chemicals field are combined in the Performance Chemicals segment. We hold leading global positions with our strong brands. We are a leading player in the area of organic plastic colorants. Our strengths are a global sales and service network, high product quality and long-term patent protection for our technologies.

Business Units

Material Protection Products
Functional Chemicals
Leather
Textile Processing Chemicals
Paper
RheinChemie
Rubber Chemicals
Ion Exchange Resins

Objectives for 2005

We intend to expand regionally and grow in profitable niches by innovation. This particularly includes industrial applications, which we tackle in joint research and development projects with our customers

Chemical Intermediates	2003	2004	Change
€ million			in %
Sales	1,411	1,487	5.4
Share of Group sales	22.3%	22.0%	
EBITDA*	153	178	16.3
EBITDA margin*	10.8%	12.0%	
Investments	79	89	12.7
Employees	4,059	3,819	–5.9

*Pre exceptionals.

Performance Chemicals	2003	2004	Change
€ million			in %
Sales	1,925	1,910	–0.8
Share of Group sales	30.5%	28.2%	
EBITDA*	125	123	–1.6
EBITDA margin*	6.5%	6.4%	
Investments	63	57	–9.5
Employees	4,881	5,140	5.3

*Pre exceptionals.




9.8
18.9
51.4
19.9

Employees by region

in %

- Germany
- America
- EMEA (without Germany)
- Asia (including Oceania)


3.3
21.1
28.2
25.4
22.0

Sales by segment

in %

- Performance Rubber
- Engineering Plastics
- Chemical Intermediates
- Performance Chemicals
- Miscellaneous business operations

Performance Rubber

Market position
The LANXESS Group's operations in the rubber production field are combined in the Performance Rubber segment. We are global technology leaders. We supply a wide range of innovative products that hold top international positions. LANXESS is, for example, one of the biggest manufacturers of butyl and polybutadiene rubber, which is used for the production of car and truck tires in particular.

Business Units
Butyl Rubber
Polybutadiene Rubber
Technical Rubber Products

Objectives for 2005
We remain committed to the independence of our business units in order to achieve maximum flexibility. This flexibility will enable us to participate even more strongly in the growth of the Asian market. We will maintain our competitive position by optimizing costs through concentration on world-scale plants. We also aim to grow selectively in promising niche markets.

Engineering Plastics

Market position
LANXESS is among the important suppliers of polymers in the world with its Engineering Plastics segment. These plastics are used particularly in household goods, cars, electronics, electrical engineering and medical technology. We supply major international groups, with which we conclude long-term contracts. Our assets: we are close to the customer and have strong expertise.

Business Units
Styrenic Resins
Semi-Crystalline Products
Fibers

Objectives for 2005
The primary objective is to increase our profitability considerably by means of cost-cutting and efficiency improvement programmes. We will reduce complexity and optimize our product mix. By doing this, we will succeed in defending our leading market position in Europe, America and India. Growth opportunities are opening up for us in Asia in particular.

Performance Rubber	2003	2004	Change
€ million			in %
Sales	1,375	1,431	4.1
Share of Group sales	21.8%	21.1%	
EBITDA*	36	117	225.0
EBITDA margin*	2.6%	8.2%	
Investments	78	76	−2.6
Employees	2,999	3,163	5.5

*Pre exceptionals.

Engineering Plastics	2003	2004	Change
€ million			in %
Sales	1,401	1,722	22.9
Share of Group sales	22.2%	25.4%	
EBITDA*	22	44	100.0
EBITDA margin*	1.6%	2.6%	
Investments	85	45	−47.1
Employees	3,658	3,652	−0.2

*Pre exceptionals.



Group indicators

Sales by region
in %


14.6
35.7
25.9
23.8

- EMEA (without Germany)
- America
- Germany
- Asia (including Oceania)

Fixed assets by region
in %


3.8
50.9
23.0
22.3

- Germany
- EMEA (without Germany)
- America
- Asia (including Oceania)

Our mission

Making progress is our mission. We are committed to it.
We are convinced that bold changes need to be made in the chemical industry. LANXESS intends to play a central role here – as a driving force in the process. This goal is to be reached with the help of three special qualities:

LANXESS has the skills
A reliable expert in the chemical field.

LANXESS has the courage
With forward-looking entrepreneurial drive and ambitious but realistic corporate objectives.

LANXESS has the spirit
Willing and able to make changes wherever our markets demand them.

Our strategy

Independence	Taking innovative action
Efficiency	Cutting costs, increasing profitability
Portfolio	Focussing on profitable businesses

Indicators

Indicators	2003	2004	Change
€ million			in %
Sales	6,315	6,773	7.3
EBITDA (pre exceptionals)	311	447	43.7
EBITDA margin (pre exceptionals)	4.9%	6.6%	
EBIT	–1,297	59	
Net loss for the period	–997	–12	
Research and development expenses	168	123	–26.8
Balance sheet total	4,531	4,577	1.0
Equity	1,358	1,331	–2.0
Net financial debt	1,429	1,135	–20.6
Cash flow from operating activities	346	311	–10.1
Investments	312	279	–10.6
Earnings per share in €	–13.65	–0.16	
Employees (at the end of the year)	20,423	19,659	–3.7

Unless anything specific is said to the contrary, all the financial data presented in this Annual Report are based on the combined financial statements of the LANXESS Group that were prepared voluntarily as per 31 December 2004. The combined financial statements do not represent consolidated financial statements or financial statements of LANXESS AG as defined in commercial or company law. Regarding the methods applied to prepare them and the contents of them, they differ in some cases considerably from the legally stipulated accounting standards. A description of the procedure adopted in preparation of the combined financial statements and a presentation of their contents and the restrictions on their information value can be found on pages 41 f as well as in the notes about the combined financial statements in this Annual Report. When statements are made in this Annual Report with reference to the LANXESS Group, particularly about financial statements, balance sheet, income statement, notes or the Group management report, they are based on the combined financial statements. The presentation of the individual financial accounts of LANXESS AG on pages 46 and 105 – 107 are an exception to this.

CONTENT

8 HISTORY
10 STRATEGY
14 SHARE
18 SEGMENTS
28 SUSTAINABILITY
32 REPORT BY THE SUPERVISORY BOARD
34 CORPORATE GOVERNANCE
41 GROUP MANAGEMENT REPORT
58 COMBINED FINANCIAL STATEMENTS
64 NOTES
105 LANXESS AG FINANCIAL STATEMENTS
108 FURTHER INFORMATION



LANXESS
Energizing Chemistry

Page 10

Strategy
There are many roads to success. This principle is true of corporate management, too. There is no such thing as the perfect strategy. Developments on the global markets are too dynamic, the general political and economic conditions are changing too much and company processes are too complex for this. How can we give our shareholders confidence in the management of the company in this environment? We want to talk about this ...

Page 18

Segments
What used to be peripheral business operations in the Bayer Group have become core businesses at LANXESS. Our clear structure of four segments with a total of 17 business units forms the basis for a convincing strategy with efficiency and profitability as the core elements. Alongside communication, chemistry is still the area that changes the world most. Nothing is possible in everyday life without chemistry. Inform yourself...

Page 14

Share
LANXESS AG, the 3rd largest chemical company in Germany, has obtained a stock market listing. We have been operating as an independent company on the capital market since 31 January 2005. Our share has developed positively after trading began successfully. But that is not all. We are waiting to enter the MDAX. Join us ...

Page 34

Corporate Governance
European companies have committed themselves to the Corporate Governance Code – responsible company management that focusses on long-term goals. We satisfy the requirements for transparency and credibility, too. Find out more about this ...

LANXESS
Energizing Chemistry



CURRICULA

Dr Martin Wienkenhöver

Member of the Management Board/
Industrial Relations Director
Martin Wienkenhöver was born on 1 August 1956. He studied chemistry at Münster University. He started his career at Bayer AG in the colorants division in 1985. Martin Wienkenhöver took charge of the chemicals division in 1999 following various positions in Germany and abroad. He was appointed a member of the Management Board of LANXESS AG in September 2004. Martin Wienkenhöver is married and has four children.

Dr Axel Claus Heitmann

Chairman of the Management Board
Axel Heitmann was born in Hamburg on 2 October 1959. After graduating in chemistry from Hamburg University and Southampton University (UK) and completing a doctorate, he joined Bayer AG in 1989. He had various international assignments within the Group in the following years before he was appointed Chairman of the LANXESS AG Management Board in September 2004. Axel Heitmann is married and has two children.

10 STRATEGY
14 SHARE
18 SEGMENTS
28 SUSTAINABILITY
32 REPORT BY THE SUPERVISORY BOARD
34 CORPORATE GOVERNANCE
41 GROUP MANAGEMENT REPORT
58 COMBINED FINANCIAL STATEMENTS
64 NOTES
105 LANXESS AG FINANCIAL STATEMENTS
108 FURTHER INFORMATION



VITAE

Dr Ulrich Koemm

Member of the Management Board
Ulrich Koemm was born on 20 October 1950. After he graduated in chemistry from Munich Technical University and completed a doctorate there, he worked initially as a member of the scientific staff at Kaiserslautern University. He joined Bayer AG in 1980, where his final position was as head of the lacquer raw materials, colorants and special areas division. Ulrich Koemm has been a member of the Management Board of LANXESS AG since September 2004. He is married and has four children.

Matthias Zachert

Chief Financial Officer
Matthias Zachert was born in Bonn on 8 November 1967. After completing a commercial apprenticeship in industry, he studied business administration, spending time abroad in the USA and France. He then took over various senior positions at Hoechst and Aventis, where he was appointed CFO in 2000. In 2002 he moved to Kamps to become Financial Director there. He has held this position at LANXESS AG since September 2004.



TAKING

Ladies and Gentlemen,

I am delighted to be able to present LANXESS AG's first separate Annual Report to you today. Even though our company was still a subsidiary of the Bayer Group in 2004 – the year this report covers – in our heart of hearts we already felt that we were an independent unit. What used to be peripheral Bayer businesses were suddenly our sole core business: they were and are the focal point of all our operations.

The brief history of our company so far is a success story. LANXESS introduced its new structures internally on 1 July 2004, only eight months after Bayer AG took the decision in November 2003 to spin off large proportions of the chemical business and about a third of the polymer operations as a separate company with a stock market listing of its own. In this short period, we managed to create a new group with the LANXESS

10 STRATEGY
14 SHARE
18 SEGMENTS
28 SUSTAINABILITY
32 REPORT BY THE SUPERVISORY BOARD
34 CORPORATE GOVERNANCE
41 GROUP MANAGEMENT REPORT
58 COMBINED FINANCIAL STATEMENTS
64 NOTES
105 LANXESS AG FINANCIAL STATEMENTS
108 FURTHER INFORMATION

ACTION

name and brand from various very heterogeneously organized former Bayer chemical and polymer operations and then to prepare the group to go public on the stock market.

Another indication of our success is the fact that we were able to optimize all the important indicators by comparison with the previous year, achieving substantial growth in some cases. Group sales were more than seven percent higher at almost € 6.8 billion, for example. In constant currency terms, the percentage increase almost reached double digits. Our central profitability indicator, EBITDA before extraordinary items, was up 44 percent at € 447 million. And we succeeded in turning the operating result around from a loss of € 1.3 billion to a profit of almost € 60 million.

This encouraging development is attributable not only to the favorable overall economic conditions, primarily in Asia and America, but also and in particular to our systematic measures to cut costs and increase efficiency.

LANXESS is now a powerful company with about 20,000 employees, more than 50 companies and 50 production locations in 18 different countries around the world: a global player, the third-largest in Germany and the seventh-largest stock market listed chemical company in Europe by sales.

A good two-thirds of our business units hold leading positions on the world market; the challenge now is to make them top performers, too. We will be concentrating on this in the next few years. We have good chances to establish LANXESS as a successful chemical group that plays a prominent role among the world leaders.

To do this, we need to raise our profitability to the level of our competitors, however. This will not unfortunately be possible without eliminating jobs. More than 1,000 jobs in Europe are at risk in connection with the restructuring plans that were recently announced for the two Fine Chemicals and Styrenic Resins Business Units. How many jobs will be cut in the final analysis depends to some extent on the outcome of the negotiations with the employees' representatives. Our goal is to liaise with them on finding innovative solutions quickly in order to make these two units competitive on a sustained basis. We need to create value constantly and systematically – for you, our shareholders, as well as for our customers and our employees. This is true of both units and of the Group as a whole.



Our corporate structure is based on the 17 business units, which are divided up into four segments. Each business unit is a compact, self-contained unit that runs its own operations. They are headed by experienced managers, who report directly to the Management Board and have global responsibility for their businesses. We have deliberately created flat hierarchies for this purpose.

This business unit architecture enables us to focus fully effectively on performance and results. Achievement of the goals that are set – and thus the success achieved in our activities – is becoming transparent and measurable. The new structure is therefore the basis for clear resource allocation and active portfolio management. It also encourages entrepreneurial thinking and action inside the company itself, because it is based on clear assignment of responsibilities and facilitates fast decision-making processes.

It is very encouraging that our new, performance-based culture is already producing results, as the Annual Report you have in front of you demonstrates. Since we took resolute action in 2004 to restructure our businesses and to position ourselves on the market, we are already able to present positive and measurable results now. It is certainly the case that we also benefitted from the chemical cycle that started last year.

We will not, however, be relying on the chemical cycle alone to improve our businesses even more; on the contrary, we will instead be continuing to do everything in our power to make sure that LANXESS is as well equipped as possible to perform excellently. We plan to reach an EBITDA margin before pre exceptionals of 9 to 10 percent of the sales generated in 2004 as early as 2006. This margin was about 7 percent in 2004. We are tackling this assignment step by step. Short-term, medium-term and long-term measures go hand in hand here. And we have the same clear goal in every single measure: LANXESS has to operate profitably on an ongoing basis as an independent company.

The result of the vote taken at the Extraordinary Bayer Shareholders' Meeting last November was definitely another important indication that we at LANXESS are on the right track: more than 99 percent of the capital represented voted for a spin-off of our company from the Bayer Group.

We did not reach the end of a process by obtaining a listing at Frankfurt Stock Exchange as of 31 January 2005. Far from it: this was in fact just one step – albeit a very important one – along the road that is still ahead of us. The independent status we finally obtained at the end of January enables us to focus entirely on our core skills – chemicals. Our experience and our products are already world class. We are building our future on our flexibility, our creativity, our capabilities and the quality of our products.

Further internationalization of our businesses is a very clear strategic objective LANXESS has set itself. We intend to be where our customers are. Alignment towards Asia and, above all, China, is particularly important in this context. Global growth in the chemical industry is being stimulated by this region most of all. We will therefore be continuing to expand our business in Asia which is already strong. We plan to participate more intensively in the growing Chinese market, not by adopting a strategy of growth at all costs but by finding flexible and intelligent solutions. Two new joint ventures that we have established in China since August 2004 and the relocation of a complete world-scale production plant from the USA to China are examples of this.



Organization chart at: www.lanxess.de/lcs/en/portrait/organization

We plan to play a leading role in influencing the process of change in the global chemical markets; this is exactly what our motto "Energizing Chemistry" means.

- LANXESS has the skills: as a reliable and respected expert in the chemical industry.
- LANXESS has the courage: with forward-looking entrepreneurial drive.
- LANXESS has the spirit: a creative and proactive source of unusual ideas.

My thanks go to our employees. With great motivation and commitment, they helped to guarantee last year that the development of new corporate structures and the separation of the LANXESS operations from the Bayer Group were achieved in record time. In addition to and just as important as this, they made sure that our businesses continued to run successfully. But that was not all: we did not lose any customers, we even managed to win new ones. The progress we made in our business operations last year was certainly one of the reasons why we made such a successful start on our life as an independent company.

On behalf of my colleagues on the Management Board, I would like to express my thanks to you, our shareholders, for the confidence you are placing in us. The development of the LANXESS share price since we obtained our listing at the end of January – it has remained higher than the price in the initial days of trading – is clear evidence of your keen interest in our company. Rest assured that we will be doing all we can to justify this trust.

We consider it to be our clear mission to create value so that our share is a worthwhile investment. LANXESS is a young company – but one with decades of experience. You, as shareholders, should and will benefit from this.

Yours sincerely,



LANXESS
Energizing Chemistry

1 March 2004

LANXESS is the name

Final choice of the name by the Management Board: "Lancer" and "Success"

27 March 2004

Presentation of the brand strategy

The clear logo and the striking corporate design emphasize the international approach. The slogan, finally, summarizes the company's mission concisely: "Energizing Chemistry".

2003

November | December | January | February | March | April | May | June

Decision to realign the Group

The Supervisory Board of Bayer AG approves the comprehensive strategic realignment of the Bayer Group proposed by the Management Board of Bayer AG.

Annual Shareholders' Meeting

The Annual Shareholders' Meeting of Bayer AG approves the concept for strategic realignment.

10 STRATEGY
14 SHARE
18 SEGMENTS
28 SUSTAINABILITY
32 REPORT BY THE SUPERVISORY BOARD
34 CORPORATE GOVERNANCE
41 GROUP MANAGEMENT REPORT
58 COMBINED FINANCIAL STATEMENTS
64 NOTES
105 LANXESS AG FINANCIAL STATEMENTS
108 FURTHER INFORMATION



1 July 2004

International information event about the LANXESS launch

25/26 November 2004

Press and analyst conference in Leverkusen

For the first time, the Management Board presents LANXESS to selected capital market representatives as an independent company.

19 – 28 January 2005

International roadshow

The LANXESS management visits numerous (potential) investors in Germany and other countries.



2004 | July | August | September | October | November | December | January | February | 2005

Decision: LANXESS is to obtain a stock market listing via a spin-off

[illegible] Management Board and Supervisory Board of Bayer AG take the decision to obtain a stock market listing for LANXESS in early 2005 by means of a spin-off.

LANXESS starts at the internal level

LANXESS introduces its new structure [illegible] on 1 July 2004. An important [illegible] in realignment of the Group is [illegible] as a result. LANXESS can operate largely independently from now on.



Extraordinary Shareholders' Meeting in Essen

99.66 percent of the voting capital present at the Extraordinary Shareholders' Meeting of Bayer AG vote for the spin-off and takeover contract between Bayer AG and LANXESS AG proposed by the Management Board and Supervisory Board.

LANXESS obtains a stock market listing

The share is officially traded for the first time in the Prime Standard at Frankfurt Stock Exchange on 31 January 2005.

Entry in the commercial register/spin-off

All the Bayer shareholders receive LANXESS shares in addition to their existing Bayer shares. One LANXESS share is issued for every 10 Bayer shares. The shares are allocated after trading has ended.

LANXESS

LANXESS is setting off on an important journey full of challenges and decisions. On this journey, we can take advantage of more than 140 years of experience, because this is how deep our roots are in the Bayer Group. We are therefore convinced that we have the necessary know-how and skills to have a decisive influence on the direction and development of the chemical industry.

Our route to success A leading chemical group with production facilities and representatives all over the world was immediately created when our company was established last year – we are a global player in practically all areas of our business. On a sales basis, LANXESS is the seventh-largest stock market listed chemical group in Europe and is therefore starting in an excellent position: it is our objective to close the profitability gap between ourselves and comparable competitors by means of active portfolio management and measures to create value. To do this, it will be necessary to investigate the profitability of all the operations – without any exceptions – and to initiate concerted measures to cut costs, increase efficiency and restructure businesses.

Our strategy is based on four main programmes that build on and are linked to each other:

- Short-term measures to improve operating efficiency
- Targeted restructuring of businesses that are generating inadequate profits
- Active portfolio management
- Selective organic growth in profitable business operations

We have been and still are often asked whether acquisitions are an option. Our answer: it goes without saying that we will be considering acquisitions in the long term too and will, if appropriate, strengthen LANXESS by making carefully chosen investments. This will, however, only be the case after we have improved performance considerably and have implemented the planned portfolio measures. At the present time, we have not planned significant sales growth via acquisitions. Improving profitability is our definite priority.

Changes in the organization and corporate structure of LANXESS are essential in order to improve the controllability of the strategic objectives and, in particular, the portfolio optimization process. This is only natural in a company that has been established in record time. The Management Board will also be determining whether profitability can be increased by spinning off or outsourcing services, the existing sales structures or other parts of the added value chain. None of the operations is being left out here. We are deliberately reviewing all of our business operations in order to achieve the best possible final results for the Group.

CREATING



Better and better rather than more and more In a first step, we are planning ongoing cost reduction, optimization of the processes, an improvement in the product and customer mix and the development of a new price-volume strategy. The aim of all of this is to improve long-term operating efficiency. The purpose of our measures is to increase the profitability of all business units. Our focal points are production, the maintenance of equipment, logistics and miscellaneous services, marketing, sales and application engineering as well as the central functions.

Cost-oriented performance programmes are the top priority in business units with commodity product groups, i.e. which supply products to more mature markets. Units that concentrate to a larger extent on application engineering are to work on increasing customer benefits.

In implementing all of these measures, we are also willing to sacrifice sales deliberately in isolated cases in certain low-margin areas in order to increase profitability.

Process optimization will be facilitated in addition by the development of a new LANXESS corporate culture, flatter hierarchies and changes to the organizational structures.

VALUE


Step-by-step approach to creating value
EBITDA margin target
Short-term
Mid-term
Long-term
Portfolio
Cost
4 Acquisitions
considered, once performance significantly improved and previous steps implemented
3 Portfolio adjustments
creates twofold impact on cash by
• Focussing on higher margin businesses
• Creating proceeds from divestment
2 Targeted restructuring
secures future cash flow by turning around under-performing businesses: reach satisfying performance or prepare for partnering or divestments
1 Performance improvement
jump-starts the operational performance to immediately generate cash
Selective organic growth in profitable businesses

Restructuring creates new potential In the next step, we will be restructuring the LANXESS business operations purposefully – in the short to medium term. Our intention in doing this is to achieve a sustained improvement in Group profitability and to develop more strategic options for the business units that are underperforming at the present time.

Due to such restrictions as the debt situation, all the restructuring measures have to fulfill the following strict criteria:
1. Minimized and concerted spending
2. Fast return on investment and
3. Definite and prompt implementability

We are planning to carry out restructuring measures particularly in the businesses and product lines that are unlikely to reach a satisfactory profitability level by implementation of the planned short-term measures alone. They must either be reorganized in such a way that they meet strict, specified performance criteria within a reasonable period of time or they will be prepared for sale or a partnership.



In 2004, the year when the company was established, we already began to initiate and implement restructuring measures that are to improve operating results by a total of about € 25 million in the 2004 and, to some extent, 2005 fiscal years. They include in particular the shutdowns that have already been completed of the polybutadiene rubber plant in Marl and the yarn-finishing facility in Goch as well as the closure of the rubber sales location in Akron/USA.

At the end of 2004, we also started to relocate a hydracine hydrate Ⓐ production plant from Baytown/Texas, USA, to China. We are right on schedule with this project and will probably be able to start supplying our customers from the relocated plant at the end of 2005. We have in addition initiated a restructuring programme in the Styrenic Resins Business Unit which involves a reorganization of the operations in Europe and North America.

We have not, of course, exploited by a long way all the potential available to us yet by taking these measures. Possible further restructuring measures include the combination, relocation or closure of plants or complete locations in Germany and other countries and a review of all the processes in the production, maintenance and services fields, which may lead to exceptional expenses and cash-outs in 2005 and 2006. A further reduction in personnel costs is also vital and, unfortunately, unavoidable. The Management Board has already taken decisions about individual personnel-related issues and initial agreements have been reached with the employees' representatives. They include a gradual reduction of allowances paid above and beyond collectively agreed pay rates.

Active portfolio management We are currently in the process of making a detailed review of our business and product portfolio, taking strategic and profitability factors into account. The goal must be to increase the average profitability of the company substantially by concentrating on businesses that generate good profits on a sustained basis. We aim to enter into partnerships or make divestments primarily in the cases where LANXESS is unable to reach the required position in a specified period of time with its own resources.

By doing this, we are also increasing our flexibility for portfolio adaptations. We will be examining all the measures that are feasible in this context. If suitable opportunities arise, we will exercise divestment and partnership options at short notice too, if appropriate where profitable operations are concerned as well.

Ⓐ **Aqueous hydracine solution that is used as an anticorrosive agent, as a dechlorination agent for water and as an intermediate product for synthesizing pharmaceutical products and pesticides.**

	Position LANXESS	Action LANXESS
Performance Rubber	Worldwide number one in Synthetic Rubber	Turn leadership into value
Engineering Plastics	Track record of excellent application engineering	Turn restructuring into value
Chemical Intermediates	• World-scale plants • Competitive production alliances	Turn strong asset base into value
Performance Chemicals	Top positions in application-driven niches	Turn application engineering into value

Profitable growth In a further step, which can be taken at the same time as the other ones, we are continuing to do everything in our power to optimize the operations that have been identified as profitable businesses with attractive growth potential in the analyses and are pursuing a selective growth strategy with them.

We can already give you an initial specific example here too: we have compiled an investment programme for the Butyl Rubber Business Unit that is to enable the production capacities to be increased by a probable 25 percent by 2007. To do this, the existing production facilities in Belgium and Canada are to be expanded and bottlenecks eliminated. The investment volume will amount to about € 40 million.

As has been mentioned, LANXESS is already represented throughout the world. The markets in Asia offer disproportionately good growth opportunities, however, and demand a stronger local LANXESS presence. A further emphasis in our strategic activities will therefore be to strengthen our presence in Asia and particularly in China. Growth and the strengthening of our market position are to be achieved in the first instance specifically by means of measures requiring minimum investment, particularly technology and production joint ventures. One example is the establishment in September 2004 of a joint venture between LANXESS and the Chinese Weifang Yaxing Chemical Company Ltd. to manufacture hydrazine hydrate. We will be continuing to monitor developments on the Asian market closely and will be liaising with suitable partners to expand the market positions of the LANXESS Group purposefully.

Structure, strategy, control Specific control factors, with the help of which we are able to measure the success of our activities, are necessary in order to reach our strategic objectives as outlined above. In recent weeks and months, we have already developed a viable control system that we will be continuing to optimize and fine-tune in the short and medium term.

We have chosen EBITDA (operating result before depreciation and amortization) pre exceptionals to be the central control factor. We assess every corporate decision and activity on the basis of how it influences EBITDA in the short and long term. For 2006, LANXESS is aiming to reach an EBITDA margin before pre exceptionals of 9–10 percent of constant 2004 sales.

We are at the same time focussing on disciplined cash management and the concerted allocation of resources. Expenditure on property, plant and equipment is subject to strict capital discipline and we concentrate it systematically on product areas that have the greatest success potential. Our aim is to limit investments at LANXESS to approximately 4 percent of sales up to 2006. Current assets are controlled via such appropriate factors as stock cover periods, number of days outstanding and payment periods.

The primary basis for reaching our targets is, however, a reliable and understandable financial and controlling information system, which supports decision-making processes and monitors target achievement. In order to bring our information system even more in line with the requirements of a purely chemical company, we are working steadily on improving the information provided by the accounting and controlling functions. In this context, a project is being carried out to specify all the financial control factors and to implement them in practice by the allocation of internal responsibilities. We are also redefining our reporting structures and processes for planning and forecasting, in order to achieve maximum integration between business units, local companies and global functions and to guarantee high data reliability.

MARKET

LANXESS AG has been listed at Frankfurt Stock Exchange since 31 January 2005. The basis for the establishment of an independent company was already created at the end of 2003: In November 2003, the Management Board and Supervisory Board of Bayer AG decided to separate major parts of the chemical and polymer operations of the Bayer Group and to combine them in what is now LANXESS AG.

This separation took the form of a spin-off. In order to do this, a spin-off and takeover contract was concluded with 1 July 2004 as the spin-off date. The spin-off and takeover contract was finally approved with a large majority at the Extraordinary Shareholders' Meeting of Bayer AG on 17 November 2004: 99.66 percent of the voting capital present voted for the contract. With this resolution, we were able to continue operating LANXESS as an independent company and to work systematically towards obtaining a stock market listing.

The obtainment of a stock market listing by LANXESS in the context of a spin-off meant that shareholders of Bayer AG automatically received shares in LANXESS AG when the spin-off took effect. LANXESS therefore automatically took over the shareholder structure of Bayer AG for a short time.

Registration of the spin-off of LANXESS took legal effect on 28 January 2005. The LANXESS shares were allocated to the Bayer shareholders on the same day. A total of 73,034,192 shares – and thus all of the share capital of LANXESS – were issued to the shareholders of Bayer AG. The allocation ratio was 10:1. The Bayer shareholders received one LANXESS share for every 10 Bayer shares.

Share fractions were created in this context for the number of Bayer shares that could not be divided by ten. These share fractions could not be traded on the stock market. The banks responsible for administering the shares therefore tried to obtain compensation for the share fractions. Shareholders were able either to sell their share fractions or buy share fractions to make up a "complete" LANXESS share.

The day of first official trading for the LANXESS share in the Prime Standard segment at Frankfurt Stock Exchange was, finally, 31 January 2005.

Off to a successful start in trading The special status of the obtainment of a stock market listing after a spin-off is apparent when the share price is set on the first day of trading, too. There are no clear indicators in advance, like the subscription spread in an IPO Ⓐ. Instead of this, the first price is determined by market supply and demand before the general stock exchange opening. We were therefore particularly keen to see what the initial price would be on the day of first trading. Our opening price was finally set at € 15.75.

Data about the stock market listing	
Day of first trading	31 January 2005
Issue volume	73,034,192 shares
Allocation ratio	1 LANXESS share for 10 Bayer shares
First share price	15.75 €
First final price	14.84 €

Trading volume was very high on the first day: about 17.8 million LANXESS shares had been traded when Frankfurt Stock Exchange closed and the final price of our share was € 14.84. The volume traded remained high on the following days: 7.4 million shares on the second day and about 3.3 million shares on the third day. More than 1 million LANXESS shares were traded every day until 22 February.

Ⓐ **Initial Public Offering.**

10 STRATEGY
14 SHARE
18 SEGMENTS
28 SUSTAINABILITY
32 REPORT BY THE SUPERVISORY BOARD
34 CORPORATE GOVERNANCE
41 GROUP MANAGEMENT REPORT
58 COMBINED FINANCIAL STATEMENTS
64 NOTES
105 LANXESS AG FINANCIAL STATEMENTS
108 FURTHER INFORMATION

LISTING

The first ten days of trading were in particular dominated by technical market reactions – which determined to a large extent the volume of LANXESS shares traded and the development of the share price. Institutional investors all over the world that hold Bayer shares in their portfolios and have specialized in DAX or pharmaceutical shares therefore had to dispose of the LANXESS shares, for example, which led to heavy selling pressure. This pressure only affected the development of our share price for a limited period of time, because new investors bought the share parcels on the market.

The LANXESS share reached a high of € 17.90 in the course of the first weeks. At the end of the first quarter, on 31 March, it closed at € 15.90. Information about the current share price development is available from www.lanxess.com (Investor Relations/shares).


Share performance in %
120
100
80
31.01.2005
31.03.2005
LANXESS share
DJ STOXX 600 Chemicals℠
MDAX

Open, transparent and prompt information Intensive and comprehensive contact with the capital market was already an extremely important feature of our investor relations activities before the first day of trading. The LANXESS management held numerous meetings with (potential) investors and analysts at roadshows before the spin-off, for example. Systematic, transparent and sustained investor relations work is very important to us today and will remain so in future, too. The focus here is on dialogue with all the relevant stakeholders in the financial community. We will therefore be maintaining an open and personal dialogue with our target group at regular roadshows, conferences for analysts and investors, the Annual Shareholders' Meeting or personal meetings and telephone conferences. We are also using the Internet as an information forum for our IR activities. We will be continuing to develop our IR presentation at www.lanxess.com gradually into an informative and comprehensive investor relations platform.

Waiting to join the MDAX In its capacity as a company with a stock market listing in the Prime Standard segment, LANXESS is aiming to be included in the Deutsche Börse MDAX share index.

The Prime Standard at Frankfurt Stock Exchange is the segment with high international transparency requirements, and thus the segment to which companies are admitted which want to position themselves with international investors. Companies listed in the Prime Standard commit themselves, for example, to publishing quarterly reports about their business development in German and English. They are required to apply international accounting standards, hold at least one conference for analysts per year and publish ad hoc releases in English too. A listing in the Prime Standard is at the same time essential for inclusion in one of the indices compiled by Deutsche Börse.

The MDAX index of relevance to LANXESS consists of the shares of 50 companies from what are described as "classic" industries, e.g. pharmaceuticals, chemicals or machine manufacturing, which follow the DAX as far as their size and sales are concerned. The criteria for inclusion in the MDAX are the order book volumes in the Xetra trading system and on the floor in Frankfurt as well as the free float market capitalization.

An initial decision by Deutsche Börse about the possible inclusion of LANXESS in the MDAX is being made in June 2005. By applying a "fast-entry" rule, which allows exceptions for large issues in particular, LANXESS could manage to be included in the MDAX if we are ranked among the top 40 of the companies in question on the relevant date as regards order book volumes and stock market capitalization.

The next regular MDAX update in the current stock market year is taking place in September 2005. In the case of inclusion under this "regular-entry" rule, LANXESS would then have to be ranked among the top 60 largest companies in its area as regards order book volumes and stock market capitalization.

Dividend policy The Management Board and Supervisory Board of LANXESS AG will be specifying their dividend policy in due course, taking particular account of the company's profitability and business prospects. It cannot, however, be ruled out that LANXESS AG will not pay a dividend for the fiscal years ending on 31 December 2004 and 31 December 2005.

We will, however, be doing everything in our power to reach our most important goal: creating added value for our shareholders, customers and employees – consistently and systematically. As a company with a stock market listing, LANXESS AG is at all times aware of the sensitivity and importance of the issue of dividend policy.

LANXESS share	
Type of shares	Shares with no par value
Stock market code	LXS
Security identification No.	547040
ISIN	DE0005470405
Reuters and Bloomberg code	LXSG.DE/LXS:GR
Market segment	Official trading, Prime Standard
Trading locations	XETRA, Frankfurt, Munich, Stuttgart, Düsseldorf, Hamburg, Hanover, Berlin, Bremen
Share capital	€ 73,034,192
Number of shares	73,034,192 shares
Market capitalization*	€ 1.16 billion
Highest/lowest price and final price**	€ 17.90/13.63/15.90
Earnings per share	€ -0.16

* As at 31 March 2005.
** Between 31 January and 31 March 2005.

Speculation tax The LANXESS shares received for Bayer AG shares held as private assets (interest < 1 percent) are subject to a one-year speculation period, which began on 29 January 2005, the day after allocation. According to the financial authorities, the "new" speculation period begins even if the speculation period for the Bayer AG shareholding itself had already ended at this time. Selling LANXESS shares before 29 January 2006 may therefore lead to taxable speculative profits for shareholders who are liable to pay tax in Germany. To determine the speculative profits for the LANXESS shares, a distinction has to be made between whether the original Bayer shares were acquired before 29 January 2004 or after 28 January 2004.

Bayer shares that were acquired after 28 January 2004. Agreement has been reached with the financial authorities responsible for Bayer AG and LANXESS AG that the original acquisition costs of the Bayer shares are to be divided up on the basis of the relevant ratio of the stock market values of 93.71 percent (Bayer share after the spin-off) and 6.29 percent (LANXESS). This then has to be related to the exchange ratio of 10 : 1 and thus to the ratio of the allocated shares. The result is the proportion of the LANXESS shares in the original acquisition costs of the Bayer shares, which has to be deducted from the proceeds of sale to determine the taxable speculative profit.

Bayer shares that were acquired before 29 January 2004. In this case the pro rata fair market value (= stock market value) of the Bayer share at the time of the spin-off is taken to represent the acquisition costs that have to be deducted from the proceeds of sale in order to determine the taxable speculative profit. There are no clear rules for determining the fair market value. It does, however, appear to be appropriate to determine the pro rata stock market value of the LANXESS share by applying the above-mentioned division ratio to the last final stock market price of the Bayer share before the spin-off (28 January 2005: € 24.94; source: Deutsche Börse). In view of the exchange ratio (10 : 1), the relevant figure has to be multiplied by ten here too in order to determine the relevant figure for one LANXESS share. The result is a value for the LANXESS share of € 15.69 (6.29 percent of € 24.94 x 10). It cannot be assumed that this assessment of the tax situation will be shared by the tax authorities responsible for the individual shareholder as well.

Employee investment plans LANXESS is introducing the following investment plans for its employees from 2005 onwards: LANXESS is offering the top management level of the Group a long-term incentive plan that is based on a long-term increase in the value of the company. This plan involves variable compensation, depending on the development of the price of the LANXESS share by comparison with the chemical share index Dow Jones STOXX 600 Chemicals[SM] as well as on the achievement of certain corporate indicators. For the Management Board and the top management level, the plan consists of two components, a stock performance plan and an economic value plan (long-term cash bonus based on the increase in the value of the company). The staff entitled to participate have to commit themselves to both components. The precondition for taking part in the plan is the purchase of different numbers of LANXESS shares, which depend on individual income levels.

The overall plan is divided up into three tranches, which begin in 2005, 2006 and 2007. One-third of the personal investment has to be made for each tranche and with each of the three tranches it is possible to obtain one-third of the anticipated payment, if the company develops accordingly. The LANXESS shares bought as a personal investment have to be kept for five years – until the end of the embargo period for the third tranche. Participation is only possible with a commitment to all three tranches.

- In the stock performance plan, the participant is granted the right to receive a payment in cash, which is determined by the development in the value of the LANXESS share by comparison with the Dow Jones STOXX 600 Chemicals[SM] Index. The total term of the stock performance rights amounts to five years per tranche with a three-year embargo period and a subsequent two-year exercise period.

- The basis for the economic value plan is the achievement of certain strategic indicators, which describe the value of the company, over a three-year reference period. Payment is also made in cash after the end of the reference period. Managers below the top management level and senior executives can participate in the economic value plan too if they make an appropriate personal investment in LANXESS shares.

In addition to the plans outlined above, LANXESS is also offering staff covered by collective agreements and senior executives LANXESS shares at reduced prices. The size of the price discount depends on the success of the company in the year. These shares are subject to a company embargo period of one year.

With an extensive portfolio of polymer products as well as basic, special and fine chemicals, LANXESS is starting life as one of the important chemical and polymer suppliers in Europe.

The development, production and sale of chemical products for specific application areas – mobility (tires as well as in body and engine manufacturing), building, life sciences and the paper, electronics, textile and leather industries – are the main areas of our operations at the present time. LANXESS supplies specialized industries with a wide range of primary, intermediate and end products, additives (A) and active substances.

We have divided our global business operations up into the four segments

- Performance Rubber
- Engineering Plastics
- Chemical Intermediates and
- Performance Chemicals.

These segments form the framework for a total of 17 business units with global responsibility.

Changing markets Our markets are developing differently at the moment. Whereas growth in Europe is slowing down, growth rates on the American market continue to be stable. We can report that the market in Asia is booming. This gives us new sales opportunities, but also allows Asian competitors, particularly from China and India, to develop to an increasing extent. They are in the meantime expanding their businesses to include Europe and America.

present time. The international chemical and polymer markets are currently in a general upward trend (*). Our business is also being driven at the moment by a potential recovery in price and volume development.

The development of the global chemical and polymer markets follows the developments on the markets they in turn supply. They often develop in distinct cycles (e.g. car industry) and the transitions between market growth and market decline can occur very quickly. Some of the markets supplied, such as the tire business, are less cyclical. The know-how about the markets and the product portfolio that we have developed over a period of many years help us to anticipate the cycles and developments at an early stage and to adapt our business to them appropriately.

What factors decide in the final analysis how orders are placed? Even though we operate on many different global markets, we can say as far as commodity markets are concerned: there is in general intensive competition on these markets. If we work on the assumption of high product quality, the sales prices and the quality of order processing (including delivery logistics) play an important role. On markets for special products, which are normally more profitable, the application engineering advice provided is another important area in which a competitive edge can be created.

PROFESSIONAL



(A) **Chemical substances added in the production of paints, lacquers and plastics. Very small amounts of additives help to facilitate manufacturing processes and to improve the qualitative properties of the finished products considerably.**

(*) **See CMAI World Petrochemical Conference, November 2004.**

2 MANAGEMENT
4 FOREWORD
8 HISTORY
10 STRATEGY
14 SHARE
18 SEGMENTS
28 SUSTAINABILITY
32 REPORT BY THE SUPERVISORY BOARD
34 CORPORATE GOVERNANCE
41 GROUP MANAGEMENT REPORT
58 COMBINED FINANCIAL STATEMENTS
64 NOTES
105 LANXESS AG FINANCIAL STATEMENTS
108 FURTHER INFORMATION

Selling as a success factor We would like to take this opportunity to present our marketing and sales structures to you here briefly. They enable us to respond to our customers' wishes quickly and flexibly – irrespective of the continent they are on.

LANXESS sells its products to several thousand customers in more than 140 countries on all the continents around the world. Our regular customer base includes leading companies in their relevant fields. We have longstanding business relationships in Europe as well as North and South America in particular. How can we satisfy our customers' requests best? We have established very flexible marketing and sales structures – to the advantage of our global customers. The LANXESS Group operates around the world via 36 LANXESS companies in Germany and other countries, 37 sales agencies of the Bayer Group as well as several hundred independent sales partners. An increasingly large number of customers already makes use of the possibility of placing orders via our Internet tool "LanxessONE" (2) or via "ELEMICA" (3), the Internet portal for chemical products, too.

We rely primarily on our own sales organizations, which are managed by the business units independently and carry out all the marketing and sales activities. This enables them to stay very close to customers and to adopt individual marketing strategies, which are reviewed on the basis of analyses of customer satisfaction and customers' wishes as well.



Our more than 50 different production facilities in 18 countries are another competitive edge LANXESS enjoys, because they too guarantee a close relationship with the customer, irrespective of where his corporate headquarters are or where he needs the goods ordered. As far as possible, customers are therefore supplied by the regional LANXESS production locations, which has time and cost advantages.

Purposeful brand management Last but not least, our branding activities also aim to lead to a competitive edge with customers. A centrally planned, global campaign is currently in progress to publicize the name LANXESS. We will in addition be providing particularly important products from all segments with word-and-symbol logos. The connection to the LANXESS name is to be established via an "X supersign" with a red stripe and will lead to an improvement in customer recognition.

SKILLS

(2) **www.lanxess.de/lcs/en/ebusiness**

(3) **www.elemica.com**

Performance Rubber

The Performance Rubber segment generated sales of € 1,431 million in the 2004 fiscal year. If the business units in this segment are categorized according to their sales in 2004, the picture presented is as follows:

< € 200 million	€ 200 - € 500 million	> € 500 million
–	• Butyl Rubber • Polybutadiene Rubber	• Technical Rubber Products

Production locations

- Dormagen, Leverkusen, Marl, Germany
- Zwijndrecht, Belgium
- La Wantzenau, Port Jérôme, France
- Sarnia, Canada
- Orange, USA

Top 5 products	Business unit
Bromobutyl	Butyl Rubber
Buna™ CB[BR]	Polybutadiene Rubber
Taktene®	Polybutadiene Rubber
Baypren®	Technical Rubber Products
Buna EP EPDM	Technical Rubber Products

Application areas

Building materials
Car industry/tire industry
Chewing gum
Leisure industry
Machine manufacturing

The Performance Rubber segment combines our rubber production operations. We have outstanding know-how that is based on many years of rubber processing experience. One indication of this: predecessors of what is now the Performance Rubber segment invented the first synthetic rubber in 1909 and had it patented.

LANXESS is one of the world's biggest manufacturers of butyl and polybutadiene rubber which are used for the production of car and truck tires in particular. Most of the car tires used around the world contain materials from LANXESS. We also produce special elastomers Ⓐ with wide application areas, e.g. for the production of hoses, profiles and gaskets as well as for plastic modification. High abrasion resistance, heat resistance and resistance to aggressive environmental influences are the main features of these elastomers.

The Performance Rubber segment consists of three business units: Butyl Rubber, Polybutadiene Rubber and Technical Rubber Products.

Close to the customer In this segment we are focussing in the **Technical Rubber Products** Business Unit on optimization of the existing products and processes. We also liaise with our customers to develop new products and product lines and provide support until they are ready to be launched on the market – cooperating with institutes at various universities, too. On the growing Chinese market, for example, close relationships are maintained with Jiao Tong University in Shanghai, the Institute of Aeronautical Materials in Beijing and the University of Science and Technology in Qingdao.

We were able to present the most recent result of the development activities in the Technical Rubber Products Business Unit at the "K 2004" trade fair in October 2004: the new product line Therban AT. The improved flow properties of the material make it possible to produce gaskets and profiles by the injection-molding process faster and with lower injection pressure levels, even when they have complicated shapes – without sacrificing any of the excellent mechanical properties.

Ⓐ **Elastomers are dimensionally stable but elastically formable plastics.**



In the Performance Rubber segment, we would like to draw particular attention to the **Butyl Rubber** Business Unit, which is very important for us and has an extremely promising future. It produces high-quality rubber products for the tire and rubber industry. Butyl rubber is currently the only rubber that is impermeable to air. LANXESS manufactures butyl, bromobutyl and chlorobutyl rubbers at this business unit's locations in Antwerp (Belgium) and Sarnia (Canada).

Cars drive growth Global market growth of the same order of magnitude as the gross domestic product is determined mainly by the growth of the car tire market. The particular growth drivers are the fast-increasing number of cars and use of them in Asia – China in particular. Moderate market growth is expected outside Asia, on the other hand. LANXESS supplies a large proportion of global requirements in major areas and is therefore one of the leading players. Our key accounts in this business unit include not only the world-famous tire manufacturers but also and in particular producers of technical rubber articles and pharmaceutical stoppers, which are used for the gas-tight closure of medicine bottles.

Bromo- and chlorobutyl rubbers are used in tubeless car, truck and aircraft tires. Pharmaceutical packaging and protective clothing are special applications. Butyl rubbers are found, for example, in truck inner tubes and balls. The chewing gum market is a particularly attractive niche application. Whatever application area you look at, LANXESS holds leading positions in all of them. LANXESS products are in every third tubeless tire and every third pharmaceutical plug, while there is a more than 30 percent chance that chewing gum fans will have material from our company in their mouths.

The strategic objectives for continuing the development of the Butyl Rubber Business Unit are, on the one hand, expansion of the existing production facilities, in order to supply the growing market, and, on the other hand, the creation of a broader base, for example by expansion of the business operations in Asia, in order to reduce dependence on individual customers and markets even more.

Engineering Plastics

The segment generated sales of € 1,722 million in the 2004 fiscal year. If the business units in this segment are categorized according to their sales in 2004, the picture presented is as follows:

< € 200 million	€ 200 - € 500 million	> € 500 million
• Fibers	–	• Semi-Crystalline Products • Styrenic Resins

Production locations

- Dormagen, Hamm-Uentrop, Uerdingen, Germany
- Antwerp, Belgium
- Camaçari, Brazil
- Baroda, India
- Tarragona, Spain
- Map Ta Phut, Thailand
- Addyston, Bushy Park, Hebron, USA

Top 5 products	Business unit
Lustran®	Styrenic Resins
Durethan®	Semi-Crystalline Products
Novodur®	Styernic Resins
Dorlastan®	Fibers
Pocan®	Semi-Crystalline Products

Application areas
Building and furniture
Cars
Electrical engineering
Electronics
Glass fibers
Hosiery and clothing
Information technology
Medical technology
Packaging
Paper
Sport and leisure

With its Engineering Plastics segment, LANXESS is one of the important suppliers of these polymers in the world, a position the company has held for a long time now: polyamides from the Durethan product family have been a market success for more than 50 years and we work constantly on optimizing them. We have been setting standards in the styrene copolymer field for about 50 years and are systematically opening up new application areas for these versatile plastics. And, finally, we have been producing the elastane fiber Dorlastan since 1964, without which attractive modern sports- and swimwear would be practically impossible to produce.

Our thermoplastics and thermoplastic fibers are the basis for high-quality applications now and in the future. We come across them in almost all areas of everyday life: in the car, at home, in leisure and sports activities, in electrical/electronic systems and in medical technology. Everywhere you look, in household appliances, in telephone housings, in toys or in shower heads – materials from LANXESS are in all of them. We are also opening up numerous new applications, for example in cars, with our trend-setting, patented hybrid technology Ⓐ, which enables metal and plastic to be combined so that the advantages of both material worlds can be enjoyed.

Top quality is the distinctive feature of plastics from LANXESS. Our portfolio consists of many different products and innovative system solutions for customers all over the world. LANXESS holds leading positions in its core areas. Because to our way of thinking "Engineering Plastics" are also "Engineered Plastics", i.e. tailor-made solutions that meet the requirements of our customers. We have a comprehensive product range as well as the experience and creativity to liaise with our customers on the development and market introduction of technically, economically and environmentally attractive solutions. These capabilities that LANXESS demonstrates are an important basis for success – both now and in future.

Ⓐ **Hybrid structure made from plastic and metal.**

The material the future is made of The markets are arguments in our favour, too. The plastics market has been growing steadily for decades: whereas plastics were only considered to be a replacement for materials like steel for a long time, they have become the material of choice for high-end applications in the meantime. Experts are working on the assumption of average annual global growth rates (1) of five percent.

The Engineering Plastics segment consists of three business units: Semi-Crystalline Products, Styrenic Resins and Fibers.

Optimization of plastics Our aims in the Engineering Plastics segment are continuous improvement as well as the identification and development of new applications for our existing products. This is particularly true of the thermoplastics Durethan and Pocan and the plastic-metal hybrid technology developed for these products. An ambitious project is devoted, for example, to the development of highly temperature-resistant structural components for use in engine manufacturing.

In further projects, we are working intensively on the development of compound products, e.g. for highly temperature-resistant oil modules and oil sumps in the engine field. We have, for example, succeeded in improving the processability of the products. We are also carrying out other projects that aim to optimize quality and efficiency. With the new product Lustran Ultra, we have found an innovative way to extend the ABS portfolio (B) so that more sophisticated requirements can be met. This new product family closes the technical gap to PC/ABS blends and opens up new sales markets for this plastic, which still has development potential.



We would now like to present you with some of the highlights from the business unit which confirm what we have been saying about LANXESS' leading position:

The **Semi-Crystalline Products** Business Unit has a future-oriented product range with the high-quality plastics Durethan and Pocan as well as the primary products they are made from (caprolactam, adipic acid). The raw material basis we have due to extensive backward integration as far as cyclohexane is a key to our success in Europe. Our production facilities for both the primary products and the plastics are among the largest of their kind in the world. Thanks in addition to our know-how about tailor-made thermoplastic solutions for customers, we have established ourselves a position as one of the top suppliers.

LANXESS is a leading styrenics supplier with the **Styrenic Resins** Business Unit and is one of the global players in the styrene copolymer field. We will be maintaining our role as the color specialist and supplier of special ABS grades for styrene copolymers in future as well.

The **Fibers** Business Unit develops and produces high-quality fiber brands for practically all textile fields as well as for technical applications. The LANXESS monofilaments (C) Atlas, Bayco and Perlon are used in a number of application areas. Our products for press felts in the paper machine clothing field lead the European market. The elastane fiber Dorlastan meets the extremely exacting demands and varied requirements of the textile and clothing industry thanks to its excellent processing and product properties.

The two Dorlastan and Monofil divisions operate in different markets because their customers and products vary. These two divisions were therefore separated in the corporate organization with effect from 1 April 2005.

(1) **See PlasticsEurope Deutschland 2004.**

(B) **ABS products have impressive impact resistance and heat stability properties and are used mainly in the production of high-quality technical parts.**

(C) **Technical chemical fibers, frequently based on polyamide or polyester.**

Chemical Intermediates

The Chemical Intermediates segment generated sales of € 1,487 million in the 2004 fiscal year. If the business units in this segment are categorized according to their sales in 2004, the picture presented is as follows:

< € 200 million	€ 200 - € 500 million	> € 500 million
–	• Fine Chemicals	• Basic Chemicals
	• Inorganic Pigments	

Top 5 products	Business unit
Bayferrox®	Inorganic Pigments
Trimethylolpropane	Basic Chemicals
Chlorobenzenes	Basic Chemicals
Agro-Chemicals intermediate	Fine Chemicals
Bayrepel®	Fine Chemicals

Production locations

- Brunsbüttel, Dormagen, Leverkusen, Uerdingen, Germany
- Sydney, Australia
- Porto Feliz, Brazil
- Shanghai, China
- Branston, Great Britain
- Vilassar de Mar, Alcantarilla, Spain
- Baytown, Imperial, New Martinsville, USA

Application areas

Agrochemicals
Building
Cars and transport
Colorants
Electrical and electronic industry
Fine chemicals
Life sciences
Pharmaceutical and pesticide industry

We have combined our business activities in the areas of basic and fine chemicals as well as inorganic pigments in the Chemical Intermediates segment. The emphasis in the operations of our corporate predecessors changed regularly over the past 140 years, but the production of basic and intermediate chemical products has always been a core skill.

The question in this context has always been not only "what" but also "how". The progress made in this industry has been attributable to a large extent to improved chemical reaction paths and new technical processes. LANXESS continues to be committed to this tradition; we intend to tackle this challenge to chemical creativity in future as well. It is not least of all the many years of experience coupled with the constant search for innovations that make LANXESS a capable partner whenever chemistry is involved.

Basic and intermediate inorganic and organic products are not generally something that end-users are particularly aware of. They play an exceptionally important role in the process of manufacturing many everyday products even so. They build bridges between raw materials and end products, between mines, oil fields and refineries and pesticides, medicines, plastics and rubbers that have become an essential feature of our day-to-day life.

Experience + innovation = success Our skills in this area are the processing of raw materials, the development and marketing of intermediate products and the provision of a comprehensive range of services relating to these products. The experience of many decades in the chemical industry complements an innovation-based strategy in this context, in order to remain competitive on the global markets in difficult times, too.

The market for basic chemicals consists of a large number of different industries all over the world. Its growth rates are therefore closely linked to developments in general economic growth. Fine chemicals and inorganic pigments are less tied to the world economy – the market for them is growing moderately but steadily.

The Chemical Intermediates segment has three business units: Basic Chemicals, Fine Chemicals and Inorganic Pigments.



Customer orientation LANXESS supplies the custom manufacturing sector of the Fine Chemicals Business Unit. As a service here, we develop individual manufacturing processes for customer-specific intermediate products and also manufacture the relevant products. The aim of custom manufacturing is to enable the customer to focus on his own strengths and to save development time.

In contrast to all the other R&D activities, our development services here therefore form an integrated part of the package sold. The main customers are pharmaceutical companies, manufacturers of pesticides and companies that market such chemical specialties as electronic chemicals, odorants or flavorings. The development department in Leverkusen for these operations alone consists of about 190 employees and is supplemented for new technologies by external partners, leading universities and institutes all over the world.

LANXESS is a global player in its areas of core skill. Examples from the business units in the Chemical Intermediates segment demonstrate this, too.

The **Basic Chemicals** Business Unit is one of the major global suppliers of high-quality industrial chemicals. Aromatic compounds play a prominent role in the wide product range. We estimate that the business unit now holds a strong market position in all the important areas of its business. Strict customer and market orientation as well as an ability to pinpoint market trends and new business potential at an early stage are the key to success in this market – both now and in the future.

The **Fine Chemicals** Business Unit has the motto "Committed to customer value" and considers that its main assignment is to maintain and expand the constructive partnerships with customers. A significant improvement can be made in the strength of LANXESS' position in the development and production of innovative, high-quality fine chemicals, agrochemicals, pharmaceutical active substances and associated services in this way. The business unit not only provides attractive services that the market wants, but also supplies innovative active substances with impressive customer benefits.

The **Inorganic Pigments** Business Unit is a manufacturer of inorganic pigments with global operations that is market leader in this field. Some informative examples of practical applications: iron oxides help to safeguard water supply systems. Bayoxide E 33, for instance, removes arsenic from drinking water reliably and economically and thus provides the solution to a global problem. Color in concrete is the domain of LANXESS iron oxides on a global basis. Wherever roof tiles, paving stones or prefabricated concrete parts are colored, it is very likely that the strong, light-stable and environmentally sound Bayferrox® pigments are used. LANXESS pigments are an integrated feature of many paints, lacquers and plastics as well. We have a wide, innovative product range and a reputation for good technical advisory skills. Our world-famous Bayferrox® brand – registered for the first time more than 80 years ago – the quality of our products and services and the high cost-efficiency of our world-scale production facilities are important success factors here.

Performance Chemicals

The segment reported sales of € 1,910 million in the 2004 fiscal year. If the business units in this segment are categorized according to their sales in 2004, the picture presented is as follows:

< € 200 million	€ 200 – € 500 million	> € 500 million
• Ion Exchange Resins	• Functional Chemicals	–
• Material Protection Products	• Leather	
• Textile Processing Chemicals	• Paper	
	• RheinChemie	
	• Rubber Chemicals	

Production locations

- Mannheim, Leverkusen, Uerdingen, Brunsbüttel, Bitterfeld, Kürten, Germany
- Antwerp, Belgium
- Merebank, Newcastle, Isithebe, Rustenburg, South Africa
- Birmingham, Wellford, Bushy Park, Trenton, Chardon, USA
- Zarate, Argentina
- Wuxi, Qingdao, China
- Thane, Madurai, India
- Filago, Italy
- Ede, Netherlands
- Lerma, Mexico
- Toyohashi, Japan

Top 5 products	Business unit
Vulkacit®	Rubber Chemicals
Vulkanox®	Rubber Chemicals
Preventol®	Material Protection Products
Blankophor®	Paper
Macrolex®	Functional Chemicals

Application areas

Beverage and food industry
Colorants
Disinfection
Leather industry
Paper
Plastic additives
Rubber and lubricant industry
Textile industry
Water treatment
Wood preservation

We have pooled the user-oriented business operations of the LANXESS Group in the special chemicals field in the Performance Chemicals segment. This means that we supply a wide range of process and functional chemicals for numerous industries.

Our chemicals are essential components of many everyday products. Chemistry contributes in various ways to making products more attractive, more durable, more colorful or simply better as a result. The addition of small quantities of functional chemicals is often sufficient for these purposes. Chemicals are what make industrial processes simpler, safer and more environmentally sound, too. Such process chemicals facilitate the processing of substrates, permit or facilitate certain process operations and help to manufacture high-quality products.

Chemistry is essential Process and functional chemicals from LANXESS are therefore innovative helpers in everyday life. Special chemicals of this kind satisfy the most exacting of requirements and are used in numerous end products needed in day-to-day life as well as in a wide range of industrial and household processes. Just three examples of specific application areas are outlined here: chemicals for water treatment and processing are the key to clean drinking water, soft industrial water and perfectly hygienic drinks. Textiles owe many of their much-appreciated properties, that simplify the manufacturing process, make them more comfortable to wear or ensure they have a long useful life, to our products, too. Our comprehensive range of products for leather treatment purposes guarantees that shoes, chairs and cars have the fashionable look that is crucial nowadays.

The Performance Chemicals segment consists of a total of eight business units: Functional Chemicals, Material Protection Products, Leather, Textile Processing Chemicals, Paper, Ion Exchange Resins, RheinChemie and Rubber Chemicals.

RheinChemie and **Functional Chemicals** play significant roles in their markets. RheinChemie, for example, holds a leading global position with its products Rhenogran® (polymer dispersions for the rubber industry) and Stabaxol® (hydrolysis protection for plastics). Functional Chemicals supplies many different applications, such as colorants for plastics and ink-jet printers and halogen-free flameproofing agents.





Although the business units pooled in this segment are very different in their character, application areas and product ranges, all of them have one central principle in common: the overriding importance of customer service and application engineering support. LANXESS improves the quality and life of many different products substantially with its chemicals.

Flexibility is the key The priority in the Performance Chemicals segment is product optimization at the application engineering level. In many markets, such as textiles and leather, product life cycles are short and products are subject to rapid change, in some cases due to fashion trends. In order to be able to respond to such market changes quickly, we need to guarantee continuous and flexible development work. For this reason, the development units operate very close to the market, sometimes even in joint projects with customers.

We would like to make particular mention in this segment of the **Material Protection Products** Business Unit, which is a good example of our success. LANXESS is one of the world's leading suppliers of material protection products. The main outlets for them are the wood preservative industry, the ink, paint, lacquer and building industry and the hygiene and food sector. A wide range of antimicrobial active substances and formulations makes sure that we are able to supply customers with tailor-made solutions.

We are well equipped for this global business with our production and formulation locations in Europe, North America, South America and Asia.

Our established global brands, above all Preventol® and Velcorin®, stand for quality, experience and progress. The proven Preventol® product range includes many different preservatives and antimicrobial active substances. Velcorin® plays a particularly important role as a cold sterilization agent for fruit juice drinks.

Objectives for further development of the business unit are:

- Expansion of the business operations into attractive niche markets by supplying new products and by introducing successful existing products in new application areas
- Strengthening of the regional market position by increasing our local customer presence and technical service

All in all, the Material Protection Products Business Unit provides a comprehensive range of biocides Ⓐ and special products, capable advice, registration management and research and development activities. Our international sales network and globally integrated customer service operations create the necessary basis for high customer satisfaction.

Ⓐ **Active substances and products that are designed to combat such harmful organisms as bacteria and fungi by chemical or biological means, deterring them, making them harmless or destroying them.**

LOOKING

Sustainability is an issue that has high priority at LANXESS and is an established principle throughout our organization. It requires all of us to deal responsibly with people, the environment and capital.

What this means specifically at our company: we always take our high sustainable management standards into account in corporate decision-making processes.

The entire LANXESS management is responsible for the three facets of sustainable development – economic viability, environmental soundness and social acceptability.

Sustainability is a management assignment In its specification of corporate objectives and policy, the LANXESS Management Board has stated that all employees worldwide are required to observe the principle of sustainability. What are involved here are a clear commitment to compliance with legal regulations and an ethical corporate code of conduct, which govern our relationships to customers, employees, shareholders, suppliers and society.



Our responsibility for quality, environmental protection and safety, our commitment to the principles of responsible care and sustainable development and our obligation to observe legal rules strictly in all business processes are recorded in a manual that requires legal and responsible action from all LANXESS employees as well as in our HSEQ guidelines. HSEQ stands in this context for Health, Safety, Environment and Quality.

The Management Board has established the Compliance Committee to carry out the assignments outlined in this manual. This committee deals with all reports about compliance violations, with the aim of eliminating any cases of illegal behavior by LANXESS staff. The heads of the Group functions Law and Intellectual Property, Human Resources, Technical Services and Procurement are members of the Compliance Committee, with the head of the Group function Internal Auditing as the Compliance Officer.

The HSEQ Committee has been established to control all the management processes that are necessary to guarantee and continue improving environmental protection, occupational health, safety, product responsibility and quality. The members of this Committee, which meets three times a year, are all the heads of the Business Units and Group Functions and the HSEQ Manager as well as one of the members of the Management Board.

This Committee with its members in senior corporate positions initiates the HSEQ guidelines and programmes that LANXESS requires. It specifies the medium- and long-term HSEQ goals and reviews the effectiveness of our management system and the reporting about responsible care/sustainable development on an ongoing basis. Once they have been initiated, the programmes are implemented all over the world with the support of the global and regional HSEQ units and are monitored regularly by means of internal audits.

In order to make sure that sustainability is an issue that is firmly anchored in company operations, goals from this area are included in the personal targets agreed with our managers and staff.

www.responsiblecare-us.com

10 STRATEGY
14 SHARE
18 SEGMENTS
28 SUSTAINABILITY
32 REPORT BY THE SUPERVISORY BOARD
34 CORPORATE GOVERNANCE
41 GROUP MANAGEMENT REPORT
58 COMBINED FINANCIAL STATEMENTS
64 NOTES
105 LANXESS AG FINANCIAL STATEMENTS
108 FURTHER INFORMATION

AHEAD

Consistent standards all over the world LANXESS uses an integrated, process-oriented, global management system to describe and control business processes of relevance to HSEQ. This system guarantees that all the legal regulations, additional internal LANXESS specifications, our commitments to sustainable development and the requirements made in relevant standards (ISO 9001/ISO 14001) are observed. It is based on globally established management standards and we develop separate, individually customized versions for the different operations, in which account is taken of their specific requirements and regional needs, e.g. due to national legislation.

HSEQ management

Management Board

HSEQ committee

HSEQ at headquarters

- **HSEQ at national level**
  18 countries
  50 production sites
- **HSEQ at BU level**



Employees are a success factor We are proud of our employees – they are our most important asset. This explains why qualification is an issue that has such high priority at LANXESS. We take appropriate steps, for example, to make sure that our staff continue to develop their qualifications purposefully in the context of training programmes. The training courses satisfy not only legal requirements but also additional specifications made by the company, a location or departments.

No corners are cut in the safety field We are uncompromising where safety is concerned. Protection of employees, neighbors and the environment from potential dangers is an essential element of our operations.

At all the units in the LANXESS Group, weak points in the occupational safety structure are systematically identified and eliminated in a "Safety Master Plan" with the participation of staff and with support from the relevant departments. What are known as "best-practice" solutions are communicated to all the other areas via the HSEQ committee.

Standardized processes for the planning, installation and operation of facilities provide the basis for maximum process and facility safety. Equipment is only operated when all the risks and potential dangers have been determined systematically and can be reduced to a controllable level by protective measures. Comprehensive information and training courses for our staff are further important features of our safety concept. We optimize safety management at LANXESS systematically by means of binding "occupational health and safety instructions".

We aim to reduce accident incidents considerably on the basis of a three-year programme for the improvement of occupational safety at all LANXESS locations ("1,000-day programme"). The purpose of other programmes is to increase transport safety and to minimize the possible mistakes in handling hazardous goods.

Figures for accidents that lead to days off work are recorded at LANXESS via the MAQ, which indicates the number of accidents per million working hours. The overall MAQ level in 2004 was 2.7 and was therefore considerably better than in the previous years

For the benefit of the environment Our HSEQ policy  states that environmental protection is a corporate objective that is as important as safety, quality and cost-efficiency. An environmental protection management system complying with the requirements of DIN EN ISO 14001  is currently being implemented and certified all over the world to guarantee the achievement of the environmental protection goals that have been set. At the moment, about 80 percent of our business operations have ISO 9001 certification and about 60 percent have ISO 14001 certification. Certification of the remaining major locations is to be completed by 2007.

In the current programme "Assurance of Compliance", we are reviewing the satisfaction of all the requirements made by legal regulations and additional internal LANXESS specifications. Further important environmental protection issues include the reduction of waste volumes and the identification of resource minimization potential. In this context, the plants are systematically analyzing their specific processes, developing optimization concepts and implementing them methodically.

Concepts for further reductions in emissions are currently being developed for our production equipment.



www.lanxess.de/lcs/en/portrait/sustainable_development/hseq_policy

Current certification status: www.lanxess.de/lcs/en/portrait/certificates

Closing loops To LANXESS, product responsibility means a responsible approach to the health, safety and environmental aspects of a product throughout its life cycle. It is our aim only to market products that can be manufactured, transported, used and disposed of safely.



LANXESS obtains toxicological and ecotoxicological data in a product evaluation exercise and assesses the risks. We make comprehensive product information available to everyone involved in the product chain. During the marketing period, the products are observed and monitored systematically, so that we can avoid or minimize potential dangers attributable to the product.



Dialogue creates confidence Acceptance by society is essential for corporate operations to be successful in the long run. LANXESS therefore aims to act transparently and communicate openly, maintaining a constructive dialogue ⓢ with representatives of social groups and institutions.





Sustainability is a long-term issue for LANXESS, the principles and implementation of which can be improved and fine-tuned continuously. In this connection, we intend to introduce specific key performance indicators (KPI), with which we can measure how well we have reached our sustainability goals on an annual basis.

This all shows that the principle of an open communication policy really is put into practice at LANXESS.

ⓢ **Contact: Rolf Peter, rolf.peter@lanxess.com**



CAREFUL

Dear Shareholders,

2004 was a year in which LANXESS AG prepared to take over and continue the chemical and polymer operations of the LANXESS Group, which used to belong to the Bayer Group. Up to 13 July 2004, the company was still called SIFRI Beteiligungs AG, a company with no business operations of its own that had its registered office in Frankfurt a. M., Germany, and was held by Deutsche Bank AG. On 13 July 2004, Bayer AG acquired all the shares in the company from Deutsche Bank AG and then changed the name of the company to LANXESS AG, the object of the company and further provisions of the articles of association. The registered office of the company was at the same time transferred to Leverkusen, Germany, and the company was then activated in accordance with the requirements of court rulings.

The purpose of LANXESS AG was to take over the chemical and polymer operations of the LANXESS Group, which still belonged to the Bayer Group at the time, and to continue them as an independent stock market listed company. To this end, it concluded a spin-off and takeover contract with Bayer AG on 22 September 2004, with which Bayer AG transfers certain assets and liabilities, particularly all the shares in LANXESS Deutschland GmbH, to LANXESS AG. Most of the chemical operations and about one-third of the polymer operations of the Bayer Group had been combined in LANXESS Deutschland GmbH beforehand. The spin-off took legal effect on 28 January 2005 upon entry in the commercial register of Bayer AG. The transfer was made with backdated economic effect from 1 July 2004. The shares of the company were admitted for official trading at Frankfurt Stock Exchange (Prime Standard segment) on 28 January 2005 as well. Since then, LANXESS AG has been an independent strategic holding company that manages the chemical and polymer operations of what used to be the Bayer subgroup LANXESS.

The Supervisory Board carried out the assignments it was required to by law and the articles of association in the 2004 fiscal year. It advised the Management Board about management of the company and monitored the Management Board's conduct of the business. At joint meetings and discussions with the Management Board as well as by means of reports presented by the Management Board, the Supervisory Board kept itself informed about the business and financial situation, the future direction of the company's business and the future development of the business operations and studied the situation of the company. The main emphases in the Supervisory Board's activities in this context were involvement in the conclusion of the spin-off and takeover contract with Bayer AG as well as in the establishment and preparation of the business operations of the company as an independent strategic holding company.

A total of four meetings of the Supervisory Board of the company took place in the 2004 fiscal year. No committees were formed in the 2004 fiscal year. At its meeting on 4 April 2005, the Supervisory Board passed a resolution about the formation of its committees. A Presiding Committee, a Human Resources Committee, an Audit Committee and the committee stipulated by § 27, paragraph 3, of the German Industrial Democracy Act (MitbestG) were formed.

Financial statements of the LANXESS AG as per 31 December 2004 The financial statements of the LANXESS AG as per 31 December 2004 and the management report were prepared in accordance with the regulations for companies limited by shares stipulated by German commercial law. LANXESS AG, which still belonged to the Bayer Group in the 2004 fiscal year, was not required to prepare financial statements for the LANXESS Group. The auditor, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Cologne, Germany, that was chosen by the Annual Shareholders' Meeting and was commissioned by the Supervisory Board, audited the individual financial statements of the LANXESS AG and the management report. The auditor did not raise any objections and issued an unqualified opinion. The financial statements of the LANXESS AG and the management report as well as the audit report compiled by the auditor were submitted to all the members of the Supervisory Board. The LANXESS AG financial statement documents, the Annual Report and the audit report compiled by the auditor were made available to all the members of the Supervisory Board in good time. The Management Board also gave an oral explanation of the documents at the meeting of the Supervisory Board held on 22 April 2005. The auditors who signed the audit report presented a report about major findings of the audit at this meeting too and were available to provide additional information as well.

The Supervisory Board reviewed the financial statements of the LANXESS AG and the management report and did not raise any objections. As already recommended by the Audit Committee at its meeting on 21 April 2005, the Supervisory Board approved the results of the audit of the financial statements

2 MANAGEMENT
4 FOREWORD
8 HISTORY
10 STRATEGY
14 SHARE
18 SEGMENTS
28 SUSTAINABILITY
32 REPORT BY THE SUPERVISORY BOARD
34 CORPORATE GOVERNANCE
41 GROUP MANAGEMENT REPORT
58 COMBINED FINANCIAL STATEMENTS
64 NOTES
105 LANXESS AG FINANCIAL STATEMENTS
108 FURTHER INFORMATION

of the LANXESS AG by the auditor and the financial statements of the LANXESS AG prepared by the Management Board. The financial statements of the LANXESS AG have therefore been adopted.

Report about relationships to affiliated companies for the 2004 fiscal year Since the company had not concluded a control agreement, a profit transfer agreement or a control and profit transfer agreement with either Deutsche Bank AG or Bayer AG in the 2004 fiscal year, the Management Board of the company compiled a report about relationships to affiliated companies in accordance with § 312 of the German Companies Act (AktG) dated 30 March 2005. The report about relationships to affiliated companies was audited by the company's auditor. The auditor did not raise any objections and issued a statement in accordance with § 313, paragraph 3, of the German Companies Act (AktG) as follows:

"Following the completion of a thorough audit and evaluation exercise, we confirm that
1. the factual information provided in the report is correct,
2. the contribution made by the company in the legal transactions outlined in the report was not unreasonably high."

The report about relationships to affiliated companies and the relevant audit report compiled by the auditor were submitted to the Audit Committee and the Supervisory Board and were reviewed by them. The review of the report about relationships to affiliated companies by the auditor did not lead to any objections being raised. The Supervisory Board discussed the results of the audit by the auditor and saw no reason to come to a different assessment. Following this and on the basis of the results of its own subsequent review, the Supervisory Board reached the conclusion that no objections needed to be raised about the statement made by the Management Board at the end of the report about relationships to affiliated companies.

Members of the Management Board and the Supervisory Board Mr Jens Bischoff, Dr Karsten Munscheck and Dr Henning Schröer resigned as members of the Supervisory Board in connection with the acquisition of the company by Bayer AG. Mr Johannes Dietsch, Dr Roland Hartwig and Mr Klaus Kühn were elected as members of the Supervisory Board with effect from 13 July 2004 by the Extraordinary Shareholders' Meeting of the company. The Supervisory Board elected Mr Klaus Kühn to be Chairman of the Supervisory Board at its meeting on 14 July 2004.

With effect from the end of 28 January 2005, the day when the spin-off of the LANXESS Group took legal effect, Mr Johannes Dietsch, Dr Roland Hartwig and Mr Klaus Kühn resigned as members of the Supervisory Board. From 29 January 2005 onwards, Dr Friedrich Janssen, Mr Rainer Laufs and Dr Rolf Stomberg, who were elected by the Extraordinary Shareholders' Meeting of the company held on 29 December 2004, have belonged to the Supervisory Board of the company. The Supervisory Board elected Dr Rolf Stomberg to be the Chairman of the Supervisory Board at its meeting on 14 February 2005. After subsequently carrying out the status procedure required by German company law, the Supervisory Board of the company constituted itself under the rules stipulated by the German Industrial Democracy Act of 1976. Since 10 March 2005, Dr Friedrich Janssen, Dr Jürgen F. Kammer, Mr Robert J. Koehler, Mr Rainer Laufs, Mr Lutz Lingnau, Professor Dr Ulrich Middelmann, Dr Sieghardt Rometsch and Dr Rolf Stomberg, who had already been elected by the Extraordinary Shareholders' Meeting of the company held on 27 January 2005, have been members of the Supervisory Board as representatives of the shareholders. Ms Gisela Seidel, Mr Wolfgang Blossey, Mr Werner Czaplik, Mr Ralf Dietz, Dr Rudolf Fauß, Mr Rainer Hippler, Mr Ulrich Freese and Mr Hans-Jürgen Schicker were appointed members of the Supervisory Board as representatives of the employees by order of Cologne Court on 14 March 2005. The Supervisory Board elected Dr Rolf Stomberg to be Chairman at its meeting on 4 April 2005.

CONTROL

Since 2 September 2004, the Management Board has consisted of the following members, who were appointed by the Supervisory Board: Dr Axel Claus Heitmann, Mr Matthias Zachert, Dr Ulrich Koemm and Dr Martin Wienkenhöver. Dr Heitmann was appointed Chairman of the Management Board and Dr Wienkenhöver was appointed to be Industrial Relations Director.

Leverkusen, 22 April 2005

The Supervisory Board

Dr Rolf Stomberg
Chairman

MANAGEMENT

The LANXESS Management Board and Supervisory Board strongly welcome the German Corporate Governance Code and support the recommendations and suggestions made in it. Corporate governance stands for responsible, transparent and efficient company management. The Code distinguishes between statutory regulations about the management and supervision of German listed companies, specifies international standards for corporate management and includes guidelines for appraising good company management.

It is our clear objective to increase the confidence of investors, customers, employees and the public in the management and supervision of LANXESS AG. We maintain an open dialogue about this subject.

Compliance statement issued by the Management Board and Supervisory Board of LANXESS AG about the German Corporate Governance Code in accordance with § 161 of the German Companies Act (AktG)

The Management Board and Supervisory Board of LANXESS AG have issued a compliance statement about the German Corporate Governance Code in accordance with § 161 of the German Companies Act (AktG). You can read it at any time on our website www.lanxess.com .

LANXESS AG deviates from the following recommendations of the German Corporate Governance Code or applies them in a modified form:

1. Section 3.8, paragraph 2 If the company takes out a D&O (directors' and officers' liability insurance) policy for the Management Board and Supervisory Board, a suitable deductible shall be agreed.

A D&O insurance policy without a deductible has been taken out for the members of the Management Board and Supervisory Board. LANXESS does not think that a deductible is a suitable way to influence the sense of responsibility of the Management Board and Supervisory Board.

2. Section 5.1.2, paragraph 2, sentence 3 An age limit for members of the Management Board shall be specified.

An age limit has not been specified for members of the Management Board, but the rules of procedure for the Supervisory Board already include a provision that the Human Resources Committee of the Supervisory Board will pass a resolution about an age limit for the Management Board. The Human Resources Committee of the LANXESS Supervisory Board has not met up to now.

3. Section 5.4.5, paragraph 2, sentence 1 Members of the Supervisory Board shall receive fixed as well as performance-related compensation.

The members of the Supervisory Board only receive fixed compensation at the present time. The Management Board and Supervisory Board think that the current arrangement is the most suitable solution for the time being.

PRINCIPLES

4. **Section 7.1.2** The consolidated financial statements shall be publicly accessible within 90 days of the end of the financial year; interim reports shall be publicly accessible within 45 days of the end of the reporting period.

   LANXESS is not obliged to prepare consolidated financial statements for the 2004 fiscal year. It will not yet be possible to publish the complete quarterly interim reports within 45 days, because LANXESS is concentrating on consistent quality in interim reporting in the initial period after obtaining a stock market listing.

Cooperation between the Management Board and the Supervisory Board The Management Board and Supervisory Board of LANXESS AG cooperate closely. The Management Board is responsible for running the company's business operations. The function of the Supervisory Board is to advise the Management Board about management of the company and to monitor its conduct of the business. The aim and focus of this dual management principle are always the good of the company. Certain business transactions and measures of sustained major importance can therefore only be carried out with the approval of the Supervisory Board, for example. The business transactions that require approval include the adoption of the business plan for the coming fiscal year; the acquisition, sale or encumbrance of companies or shares in companies if the value exceeds € 50 million in an individual case as well as other investments or divestments that exceed a value of € 50 million in an individual case.

Supervisory Board committees The Supervisory Board forms a Presiding Committee, a Human Resources Committee, an Audit Committee and a committee stipulated by § 27, paragraph 3, of the German Industrial Democracy Act (MitbestG) from its members. Further committees can be formed if required. Decision-making authority held by the Supervisory Board can be transferred to the committees to the extent that this is legally allowed.

Presiding Committee: The Presiding Committee discusses major issues and prepares the meetings and resolutions of the Supervisory Board. The Presiding Committee takes decisions about further assignments allocated to it by the rules of procedure of the Supervisory Board, particularly when these decisions cannot be delayed.

Human Resources Committee: The company's long-term management planning is one of the issues that the Human Resources Committee discusses regularly. The committee also prepares the human resources decisions that are to be taken by the Supervisory Board as well as the discussions in the Supervisory Board about the structure of the compensation system for the Management Board and the regular reviews of it by the Supervisory Board.

Audit Committee: The Audit Committee supports the Supervisory Board in its monitoring of the conduct of the business and deals with accounting and risk management issues. It prepares the resolutions that are to be taken by the Supervisory Board about the financial and consolidated financial statements.

Committee stipulated by § 27, paragraph 3, of the German Industrial Democracy Act (MitbestG): The committee carries out the assignments outlined in § 31, paragraph 3, of the German Industrial Democracy Act (MitbestG).

Compensation paid to the Supervisory Board According to the current articles of association of LANXESS AG, every member of the Supervisory Board receives fixed annual compensation of € 30,000 in addition to reimbursement of his expenses. The Chairman receives three times this amount and his Deputy one-and-a-half times this amount. Members of the Supervisory Board who belong to a committee receive one-quarter of the compensation additionally. Members of the Supervisory Board who chair a committee receive one quarter of the compensation additionally. In total, a member of the Supervisory Board receives a maximum of three times the above-mentioned compensation, however.

The members of the Management Board did not receive any salaries from the company in the 2004 fiscal year. In the consolidated financial statements for the 2005 fiscal year, the compensation paid to the members of the Management Board will be shown in an individual breakdown, in compliance with the recommendations made in the German Corporate Governance Code.

Directors' dealings According to German securities legislation (§ 15a, paragraph 4, WpHG), securities trading, e.g. by members of the Management Board and the Supervisory Board, has to be reported when the total amount of the trading transactions exceeds € 5,000 per calendar year.

Others who are required to submit a report:
- People who carry out management assignments at LANXESS AG and have access to insider information and
- People who are in a close relationship to the people defined above (including spouses, legally registered partners and close relatives)

There were no securities transactions that needed to be reported at the end of the first quarter (31 March).

Shares owned by the members of the Management Board	Number
Dr Axel Claus Heitmann	–
Dr Ulrich Koemm	170
Dr Martin Wienkenhöver	340
Matthias Zachert	–

Shares owned by the members of the Supervisory Board	Number
Dr Rolf Stomberg	200
Ralf Deitz	14
Wolfgang Blossey	–
Werner Czaplik	28
Dr Rudolf Fauß	295
Ulrich Freese	–
Rainer Hippler	49
Dr Friedrich Janssen	–
Dr Jürgen F. Kammer	–
Robert J. Koehler	–
Rainer Laufs	–
Lutz Lingnau	–
Prof. Dr Ulrich Middelmann	–
Dr Sieghardt Rometsch	–
Hans-Jürgen Schicker	8
Gisela Seidel	57

Dr Rolf Stomberg

Born in Emden on 10 April 1940
Chairman of the LANXESS Supervisory Board
Chairman of the Board of Directors of Management Consulting Group plc, London
Further positions:
- Member of the Supervisory Board of Deutsche BP AG, Hamburg
- Member of the Supervisory Board of Biesterfeld AG, Hamburg
- Member of the Board of Directors of Reed Elsevier Group plc, London, GB
- Member of the Board of Directors of Reed Elsevier plc, London, GB
- Member of the Board of Directors of Smith & Nephew plc, London, GB
- Member of the Supervisory Board of Reed Elsevier NV, Amsterdam, Netherlands
- Member of the Supervisory Board of TNT Post Group NV, Amsterdam, Netherlands

Before Stomberg joined Management Consulting Group plc, he had been with the oil company BP for almost 30 years. His final responsibilities there were as Chief Executive of the Shipping, Refining and Marketing Division and as a member of the Board of Directors of The British Petroleum Co. plc, London.
Stomberg studied economics at Hamburg University, which he left with a doctorate.
Rolf Stomberg is married and has four children.

Ralf Deitz

Born in Leverkusen on 7 October 1961
Deputy Chairman of the Supervisory Board
Full-time member of the works council and responsible for clerical assignments in the areas of occupational health, safety and environmental protection
He obtained his professional experience as a chemical assistant in various positions at Bayer AG. He joined the Group in 1977 and worked mainly in AI research (technical laboratories) and in the organic chemicals operations ZeTO1.
Ralf Deitz spent a year working at Bayer AG before he completed his apprenticeship as a chemical assistant in the KA operations.
Ralf Deitz is married and has three sons.

Wolfgang Blossey

Born in Stadum, North Frisia, on 20 December 1951
Trade union secretary at IG BCE Executive Board in Hanover
Further positions:
- Deputy Chairman of the Supervisory Board of Stora Enso Beteiligungen GmbH

Blossey has been a full-time trade union employee at district, state and national level since 1976. Blossey became a member of the IG Chemie-Papier-Keramik trade union and chairman of the youth representatives at Chemische Werke Hüls AG in 1966.
Before he studied for two years at the Social Academy in Dortmund, he completed an apprenticeship as a pipe fitter at Chemische Werke Hüls AG.
Wolfgang Blossey is married and has one daughter.

Werner Czaplik

Born in Klosterbrück, Silesia, on 8 May 1957
Full-time works council member
Czaplik became a member of the Supervisory Board of Bayer Chemicals AG in 2004 and has been a member of the works council at Bayer AG for seven years. He has been a full-time works council member in the chemical operations since 2002 and is spokesman for the social committee (Leverkusen) and the social committee of the central works council.
He obtained professional experience as a microphotographer in the Bayer AG reprographic services department.
Werner Czaplik is married and has three sons.

Dr Rudolf Fauß

Born in Fürth, Bavaria, on 17 February 1952
Human Resources Manager CB Pensions; chairman of the senior executives' Group spokesperson committee of LANXESS AG and chairman of the LANXESS spokesperson committee
Further positions:
- Member of the Administrative Council of the Bayer company health insurance fund
- First Deputy Chairman of the Delegates' Meeting of the Bayer pension fund
- Honorary positions in the VAA (association of university graduates employed in the chemical industry) and ULA (German managers' association)

He has obtained professional experience in production, staff and project assignments as well as in the central research department of Bayer AG. He was also involved in the Polysar integration process during a four-year stay in Texas, USA.
Fauß graduated in chemistry at Vienna Technical University, where he was also awarded a doctorate.
Rudolf Fauß is married and has two adult sons.

Ulrich Freese

Born in Drewenack, Lower Rhine, on 12 April 1951
Deputy Chairman of the IG Bergbau, Chemie, Energie (IG BCE) trade union
Further positions:

- Deputy Chairman of the Supervisory Board of Vattenfall Europe Mining AG
- Deputy Chairman of Wismut GmbH
- First Deputy Chairman of RAG-Immobilien
- Deputy Chairman of Deutsche Montan Technologie, Essen
- Deputy Chairman of the Supervisory Board of GSB – Gesellschaft zur Sicherung von Bergmannswohnungen mbH, Essen
- Deputy Chairman of the Supervisory Board of Wohnbau Westfalen GmbH, Dortmund
- Deputy Chairman of the Supervisory Board of Wohnungsbaugesellschaft für das Rheinische Braunkohlenrevier GmbH/GSG Wohnungsbau Braunkohle GmbH

Freese has been a member of the Industriegewerkschaft Bergbau, Chemie, Energie (IG BCE) trade union for 40 years and Deputy Chairman of it since March 2004. His other responsibilities include the position of Deputy Chairman of the Supervisory Board of Vattenfall Europe Mining AG.
Freese has been a trade union secretary for almost 30 years. In the course of his career, he has held the positions of youth, labor law and works council secretary as well as deputy school, district and state manager.
Freese completed an apprenticeship as a fitter at the Schlägel und Eisen mine and worked underground for a number of years.
Ulrich Freese is married and has three children.

Rainer Hippler

Born in Mannheim on 12 July 1957
Chairman of the works council of Rhein Chemie Rheinau GmbH
Further positions:

- Member of the Supervisory Board of Rhein Chemie Rheinau GmbH
- Honorary judge at the Baden-Württemberg State Labor Court in Mannheim

In addition to the positions mentioned above, Rainer Hippler has been a member of the district executive committee of the IG BCE trade union in Mannheim since the beginning of the 90s.
The honorary judge at the Baden-Württemberg State Labor Court in Mannheim obtained professional experience as a chemical assistant, production assistant and industrial/shift supervisor at Rhein Chemie Rheinau GmbH in the multipurpose pilot plant. He has been with this company since 1972.
Hippler completed an apprenticeship as a chemical assistant before training to become an industrial supervisor in the chemical field.
Rainer Hippler is married and has one child.

Dr Friedrich Janssen

Born in Essen on 24 June 1948
Member of the Management Board of E.ON Ruhrgas AG, Düsseldorf

- Member of the Supervisory Board of Gerling Versicherungs-Beteiligungs AG, Cologne
- Member of the Supervisory Board of HDI Rechtsschutz Versicherung AG, Hanover
- Member of the Supervisory Board of STEAG AG, Essen
- Various Supervisory Board positions at companies affiliated with E.ON Ruhrgas AG, Essen
- Member of the Advisory Board of HDI Haftpflichtverband der Deutschen Industrie Versicherungsverein auf Gegenseitigkeit

Janssen has been a member of the Management Board of Ruhrgas AG in Essen (now: E.ON Ruhrgas AG) since 1995. He obtained his professional experience in various positions at E.ON Ruhrgas AG, which he joined in 1981. These positions included Manager of "General Accounting/Special Assignments", Division Manager of "External Accounting" and "Equity Interests" and Senior Division Manager of "External Accounting/Equity Interests".
Janssen studied business administration at Göttingen University, which he left with a doctorate.
Friedrich Janssen is married and has two adult sons.

Dr Jürgen F. Kammer

Born in Bad Nauheim on 9 January 1939
Chairman of the Supervisory Board of Süd-Chemie AG
Further positions:

- Member of the Supervisory Board of Villeroy & Boch AG, Mettlach

Before he became Chairman of the Supervisory Board of Süd-Chemie AG, he acted as Chairman of the Management Board of this chemical group, for which he had been working since 1992. Before he went there, he worked for BASF, where his responsibilities included the position of Chairman of the Management Board of BASF Lacke und Farben AG in Münster.
Kammer studied economics and law in Munich, Kiel and Freiburg. After graduating, he completed his studies with a doctorate in law.
Jürgen Kammer is married and has four children.

Robert J. Koehler

Born in Munich on 12 January 1949
Chairman of the Management Board of SGL Carbon AG, Wiesbaden
Further positions:

- Chairman of the Supervisory Board of Benteler AG, Paderborn
- Member of the Supervisory Board and Shareholders' Committee of Wacker-Chemie GmbH, Munich
- Member of the Supervisory Board of Pfleiderer AG, Neumarkt
- Member of the Supervisory Board of AXA Versicherung AG, Cologne
- Member of the Supervisory Board of Heidelberger Druckmaschinen AG, Heidelberg

Before he joined SGL Carbon AG, he worked for the Hoechst Group from 1971 to 1991. The responsibilities he held there included Marketing Manager Organic Chemicals at Hoechst UK Ltd. in Great Britain, Director of Hoechst Colombiana S.A. in Colombia and, finally, Corporate Planning Manager at the headquarters in Frankfurt.
After completing a commercial apprenticeship, he studied business administration at Mainz University of Applied Sciences.
Robert Koehler is married.

Rainer Laufs

Born in Bremen on 6 November 1941
Self-employed consultant
Further positions:
- Member of the Supervisory Board of WCM Beteiligungs- und Grundbesitz AG, Frankfurt am Main
- Member of the Supervisory Board of Klöckner Werke AG, Duisburg

Before he became self-employed, he worked for two years as the Executive Director of Forum für Zukunftsenergien e.V. in Berlin. He is an economics graduate who obtained his professional experience primarily at the Shell Group, for which he worked in Great Britain, the Netherlands and elsewhere. He was with the Group for a total of 30 years, finally as Chairman of the Management Board of the parent company of the Group.
He completed a bank apprenticeship before studying business administration in Cologne, Los Angeles and Boston.
Rainer Laufs is married and has two children.

Lutz Lingnau

Born in Königsberg on 9 March 1943
Member of the Management Board of Schering AG, Berlin
Further positions:
- Chairman of the Board of Directors of Berlex Inc., Montville/New Jersey, USA
- Chairman of the Board of Directors of Medrad Inc., Indianola/Pennsylvania, USA
- Vice Chairman of the Board of Directors of Schering Berlin Inc., Montville/New Jersey, USA
- Chairman of the Board of Directors of Intendis Inc., Montville/New Jersey, USA

Lingnau is responsible at the Schering Group for the Global Business Unit Special Therapeutics and the dermatology operations. Lutz Lingnau has been President and Chief Executive Officer of Schering Berlin Inc., USA, since 1989. He joined Schering as a management trainee in 1966. He held various positions at Schering AG and its subsidiaries in South America and the USA from 1968 to 1989; from 1983 to 1985, he was President of Berlex Laboratories Inc., USA.
Lingnau is married and has three children.

Prof. Dr Ulrich Middelmann

Born in Limburg/Lahn on 20 January 1945
Deputy Chairman of the Management Board of ThyssenKrupp AG
Further positions:
- Chairman of the Supervisory Board of ThyssenKrupp Stahl AG, Duisburg
- Chairman of the Supervisory Board of ThyssenKrupp Technologies AG, Essen
- Chairman of the Supervisory Board of Edelstahl Witten-Krefeld GmbH, Witten
- Chairman of the Supervisory Board of Eisen- und Hüttenwerke AG, Bochum
- Chairman of the Advisory Board of Hoberg & Driesch GmbH & Co. KG, Düsseldorf
- Member of the Supervisory Board of ThyssenKrupp Automotive AG, Bochum
- Member of the Supervisory Board of ThyssenKrupp Elevator AG, Bochum
- Member of the Supervisory Board of RAG AG, Essen
- Further positions at companies affiliated with ThyssenKrupp AG, Duisburg/Essen
- Member of the Advisory Board of STEAG AG, Essen

Middelmann has been working for the Krupp Group since 1977 and has had responsibilities in various parts of the Group. Before this, from 1972 to 1977, he was employed at the Betriebswirtschaftliches Institut der Eisenhüttenindustrie in Düsseldorf.
Ulrich Middelmann studied mechanical engineering at Darmstadt Technical University and business administration at Rheinisch-Westfälische University in Aachen. In 1976, Middelmann was awarded a doctorate in economics at Ruhr University in Bochum. He was appointed a part-time professor at Tongji University in Shanghai in 2003.
He is married and has three sons.

Dr Sieghardt Rometsch

Born in Leonberg on 26 August 1938
Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf
Further positions:
- Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf
- Chairman of the Supervisory Board of APCOA Parking AG, Stuttgart
- Chairman of the Supervisory Board of Düsseldorf University Hospital, Düsseldorf
- Member of the Board of HSBC Private Banking Holdings (Suisse) SA, Geneva
- Member of the Board of HSBC Bank Polska S.A., Warsaw, Poland
- Chairman of the Advisory Board of Management Partner GmbH, Stuttgart

Before he became Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt KGaA, Rometsch was general partner of this bank for 21 years and spokesman for the final six years.
Prior to this, Rometsch had obtained professional experience at Chase Manhattan Bank in New York and Frankfurt, at Landesgirokasse in Stuttgart and in the cabinet of the President of the European Commission in Brussels.
Rometsch studied economics at Innsbruck, Kiel and Munich Universities, which he left with a doctorate.
Siegfried Rometsch is married.

Hans-Jürgen Schicker

Born in Rheinhausen on 1 November 1953
Full-time works council member
Schicker has been a member of the works council of Bayer AG since 1981 and is currently responsible for LANXESS in Uerdingen. He obtained his professional experience as a fitter at Bayer AG. He became a full-time member of the works council in 1984.
Schicker completed an apprenticeship as a fitter with Bayer AG.
Hans-Jürgen Schicker is married and has two children.

Gisela Seidel

Born in Düsseldorf on 2 February 1951
Full-time works council member
Seidel has been a member of the works council of Bayer AG for 21 years and is responsible for working time, pay, personnel and equal opportunities, for which she has been a full-time member since 1999. Before this, she worked as a chemical laboratory assistant at Bayer AG in the PU research field.
She obtained the necessary qualifications to enter a university of applied sciences before she completed an apprenticeship as a chemical laboratory assistant at Bayer AG in Dormagen.
Gisela Seidel is married and has one daughter.

FINANCIAL INFORMATION

Group Management Report

Preliminary remarks about preparation of the LANXESS Combined Financial Statements 41
General conditions 42
LANXESS Group 43
Regional development 45
Financial statements of LANXESS AG 46
Segment data 46
Asset situation and financial position 48
Employees 52
Procurement and production 53
Research and development 53
Environment 55
Risk report 55
Events after the end of the fiscal year 57
Prospects 57

Combined Financial Statements of the LANXESS Group

Combined income statement **58**
Combined balance sheet **59**
Combined statement of changes in equity **60**
Combined cash flow statement **61**
Key data by segments and regions **62**

History of the spin-off **64**
Corporate structure and segmentation **64**
Basis for financial statement reporting **66**
Determination of the Combined Financial Statements 66
Business operations of already existing legal entities (share deals) 67
Transferred business operations (asset deals) 67
Service and agency companies 68
Pensions and similar commitments 68
Capital structure 68
Effects of new accounting standards **69**
Principles applied in preparation of the Combined Financial Statements **72**
Consolidation principles 72
Currency translation 72
Accounting and valuation principles 73
Cash flow statement 76
Global impairment tests: procedure and effects 77
Changes in the Group **78**

Explanatory notes to the income statement **81**
(1) Sales 81
(2) Research and development expenses 81
(3) Other operating income 81
(4) Other operating expenses 81
(5) Operating result (EBIT) 81
(6) Result from investments 82
(7) Interest expense – net 82
(8) Other financial expenses and income 82
(9) Income tax 82
(10) Other taxes 84
(11) Minority interest 84
(12) Earnings per share 84
(13) Costs of materials 84
(14) Personnel expenses 84
(15) Employees 84

Explanatory notes to the balance sheet **85**
(16) Intangible assets 85
(17) Property, plant and equipment 86
(18) Investment 87
(19) Inventories 88
(20) Trade receivables 88
(21) Other receivables and other assets 88
(22) Cash and cash equivalents 89
(23) Prepaid expenses 89
(24) Equity 89
(25) Minority interests 89
(26) Provisions for pensions and other post-employment benefits 89
(27) Other provisions 93
(28) Financial liabilities 95
(29) Trade payables 96
(30) Other liabilities 96
(31) Further information on liabilities 96
(32) Deferred income 97
(33) Contingent liabilities and other financial commitments 97
(34) Related parties 99
(35) Financial instruments 100

Explanatory notes to the cash flow statement **102**
(36) Cash inflow from operating activities 102
(37) Cash out-/inflow from investing activities 102
(38) Cash out-/inflow from financing activities 102
(39) Cash and cash equivalents 102

Explanatory notes to the segment reporting **102**

Financial statements of LANXESS AG (excerpt)

Income statement **106**
Balance sheet **107**

Preliminary remarks about preparation of the LANXESS Combined Financial Statements The following presentation and analysis of the asset situation, financial position and profitability should be read in connection with the IFRS Combined Financial Statements of the LANXESS Group, including the explanatory notes to them that are printed elsewhere in this document. At its meeting on 22 April 2005, the Supervisory Board of LANXESS AG was in possession of the Combined Financial Statements of the LANXESS Group as per 31 December 2004 that were based on the Group financial statements of Bayer AG as well as the unqualified audit opinion issued on these Combined Financial Statements by the auditor of the Group financial statements of Bayer AG. The documents were explained by the Management Board of LANXESS AG. The Supervisory Board took notice of the Combined Financial Statements as per 31 December 2004. Technical preparation of the Combined Financial Statements on the basis of the assumptions made in the context of the spin-off process was carried out for the LANXESS Group by the Bayer AG corporate center.

The financial data that are referred to below were determined for 2003 and 2004 in the framework of the Combined Financial Statements. The assets and liabilities to be transferred to the LANXESS Group were recognized and valued in the Combined Financial Statements in accordance with the standards issued by the International Accounting Standards Board ("IASB"), London, in effect as of the closing date of the financial statements.

The Combined Financial Statements basically present LANXESS as if the Group had already existed independently within the Bayer Group in the past in its structure as specified for the spin-off. It was assumed in preparing the financial data that LANXESS AG had already acted as parent company of the Group and the legal structure below this company after the spin-off of the LANXESS Group took effect had already been in existence on 1. January 2002. The IFRS do not include any rules about the allocation of assets and liabilities in the context of the Combined Financial Statements. The relevant provisions of the agreements concluded to form the LANXESS Group are the basis for the allocation of the business operations to the LANXESS Group. The presentation of the legal entities to be transferred ("share deals") in the Combined Financial Statements is therefore based on their legal structure. The reporting structures of the Bayer Group specified for Group control purposes were the basis for the allocation of business operations ("asset deals"), taking into account the contractual arrangements between LANXESS and the Bayer Group.

The business to be transferred was specified accordingly on the basis of the structures of Bayer Group reporting and thus on the reporting units in this system. Differing allocations of individual products below the level of the reporting units are not taken into account as a result. The product allocations that differ from treatment in the Combined Financial Statements relate in particular to the Engineering Plastics segment.

For the preparation of the Combined Financial Statements, additional assumptions and estimates had to be made that had an impact on the assets and liabilities included in the balance sheets, on the income and expenditure and on the contingent liabilities. The actual figures may differ from the estimates. The Combined Financial Statements described in this presentation do not therefore necessarily reflect the asset situation, financial position and profitability that would have been the case if the LANXESS Group had already existed in the past as an independent group and the transactions between LANXESS and Bayer companies on which they were based had therefore been carried out between independent companies. To the extent that they are of material significance, the main allocation procedures in this context and the restrictions on their information value are explained in detail in the section of the notes to the Combined Financial Statements included elsewhere in this document entitled "Basis for financial statement reporting".

The Combined Financial Statements presented here are based on the consolidated reporting of the Bayer Group and differ from the discontinuing operations information included for the LANXESS Group in the Bayer Combined Financial Statements in accordance with IAS 35 in that they have a different objective. The objective of discontinuing operations reporting is to present the business that is being discontinued as an integrated element of the Group, i.e. after consolidation of internal Group transactions, whereas the Combined Financial Statements shown here are supposed to present the relevant business in such a way that it corresponds to independent Group reporting. The point of this approach is to communicate information about the historical asset situation, financial position and profitability of the LANXESS business on the assumption that the structure of the future LANXESS Group had already existed in the past.

The fact that the LANXESS Group did not exist as an independent entity in the past limits the information value of the Combined Financial Statements for the above-mentioned reasons, however. The Combined Financial Statements do not therefore enable a reliable forecast to be made about the future development of the business operations organized in the LANXESS Group.

Forward-looking statements This presentation also includes forward-looking statements, statements which are based on plans, assumptions and estimates rather than on historical facts. The forward-looking statements in this presentation do not therefore represent any guarantee about the future development of the LANXESS Group and only apply in each case to the time when they were made. These statements involve both risks and uncertainties. A number of factors may lead to the actual financial data of the LANXESS Group deviating considerably from the statements made here. Many of these factors are associated with the economy in general or are outside the area that the Management Board of LANXESS AG can influence in other ways. Some of these factors are described in the "Risk factors" section.

Definition of EBIT and EBITDA In the following presentation, EBIT are defined as the operating result generated in the form of net result before deduction of minority interests, taxes and the financial result. EBITDA pre exceptionals is one of the other indicators that is used. EBITDA (consisting of the operating result plus depreciation of intangible assets and property, plant and equipment) pre exceptionals is an indicator that is not defined by IFRS and should not on its own be considered to be an alternative to net result, the operating result or another IFRS performance indicator. It must be taken into account that EBITDA pre exceptionals is not an indicator that is used consistently or is standardized, that calculation of it can vary considerably from company to company and that it on its own does not represent a basis for comparisons with indicators given similar names by other companies. EBITDA pre exceptionals is one of the indicators used by the LANXESS management to run its businesses and to assess the success of the business operations carried out by the LANXESS Group and its individual segments.

LANXESS business operations The LANXESS Group is a chemical company with international operations. Its portfolio includes basic, special and fine chemicals as well as polymers. The LANXESS portfolio consists to a large extent of products that have reached a relatively advanced level of market maturity. The trend towards smaller margins requires the establishment of lean structures of low complexity and the systematic optimization of plants and processes.

General conditions

Economic environment The world economy recorded growth of about 4% in 2004, which was higher than in the previous year. This encouraging performance was driven primarily by the positive developments in the USA and China. The increase in the oil price weakened global economic trends in the course of the year.

The economy in Europe developed comparatively slowly, growing by 2.2%. The economic situation has strengthened, however. The development was attributable in particular to the positive impact of demand from countries outside Europe. Economic growth in Germany was somewhat lower at 2.0%. The only stimulus came from higher exports. Domestic demand continued to be poor, on the other hand.

The economy in the USA reached growth of 4.3% in spite of the high oil price. Consumer expenditure and commercial investments boosted the economy and compensated for the lack of any support at the fiscal policy level.

An international comparison shows that Asia was the region that achieved the highest growth rates. The economy in Asia reported growth of about 5%. Administrative measures to slow down the economy and higher oil prices had practically no effect on curbing growth in China. The economic recovery in Japan continued, although the upswing flattened out somewhat.

The euro increased about 7% in value against the US dollar in 2004. It remained stable against the British pound and the Japanese yen, however.

Chemical industry Worldwide production in the chemical industry increased by 4.4% in 2004 (source: VCI). This development was driven by the growth in industrial production, primarily in the USA and Asia.

Chemical production in Western Europe only rose to a disproportionately small extent (1.5%). The increase in the value of the euro and the poor level of domestic demand had an adverse effect. The chemical industry in the USA benefitted from the economic upswing and achieved growth of about 4% for the year as a whole. Chemical production in Asia increased fast, in line with the development of the economy in general. The countries in Asia developed very differently, however: while Japan posted growth of 2%, China reported double-digit growth.

Raw material prices went up considerably in 2004. On average over the year, the Brent oil price climbed 33% to about USD 38.20 dollars per barrel.

Development of the industries supplied The car industry developed positively overall, reaching a production growth rate of 4%. The markets in North America, Western Europe and Japan registered slow growth, due in particular to the higher raw material prices. Faster growth was recorded in Asia and Eastern Europe, on the other hand. The tire industry benefitted from this too.

Production in the electrical engineering industry increased substantially. The main growth drivers here were the Asian countries. Particularly the electronics industry and information technology benefitted from the upswing to a large extent.

Business in the building industry stagnated in Western Europe and declined in Germany. Building investments in Eastern Europe, the USA and Asia increased, however.

LANXESS Group

- Sales increased by 7.3%
- EBITDA pre exceptionals up substantially by € 136 million to € 447 million
- High raw material and energy costs slowed the encouraging earnings development
- Restructuring and cost-cutting measures are producing initial success
- Spin-off from the Bayer Group successfully completed

Summary Operating result before depreciation and amortization (EBITDA) and exceptional items increased substantially by € 136 million or 43.7% to € 447 million in 2004. This was attributable not only to the favorable overall economic conditions – primarily in Asia and America – but also and in particular to better capacity utilization as well as to our efforts to cut costs and raise efficiency. The increase in earnings is especially encouraging, because rising raw material and energy costs were recovered to some extent but only after a time lag. There was in addition considerable competitive pressure in various areas of our operations due to the overcapacities that continue to exist worldwide. Smaller exceptional expenses after the extensive write-downs in the previous year and a better financial result led to a considerable improvement in net result.

Key financial data	2003	2004	Change
€ million			%
Sales	6,315	6,773	7.3
Gross profit	1,104	1,424	29.0
As a percentage of sales (%)	17.5	21.0	–
Operating result before depreciation and amortization (EBITDA) and exceptional items	311	447	43.7
As a percentage of sales (%)	4.9	6.6	–
Operating result before depreciation and amortization (EBITDA)	180	387	115.0
Operating result (EBIT) before exceptional items	–119	158	–
Operating result (EBIT)	–1,297	59	–
Financial result	–111	–79	28.8
Earnings before taxes	–1,408	–20	*
Net result	–997	–12	*
Earnings per share	–13.65	–0.16	*

* Change of more than 200%.

Sales Sales in the 2004 fiscal year increased by 7.3%, from € 6,315 million in the previous year to € 6,773 million. Growth of € 630 million or 10.0% for price and volume reasons was offset by negative currency translation effects of € 172 million or 2.7%, due mainly to changes in the US dollar exchange rate. Price increases in some areas compensated for the substantially higher raw material and energy costs to some extent.

A considerable increase in sales due primarily to volume growth was achieved in the Engineering Plastics segment. Higher sales were recorded in the Performance Rubber and Chemical Intermediates segments too, while the Performance Chemicals segment reported a small decrease in sales. In constant currency, all the segments increased their sales. The Engineering Plastics segment increased its share of consolidated LANXESS sales from 22.2% in the previous year to 25.4%. The proportion of total sales accounted for by the Performance Rubber segment decreased, on the other hand, from 21.8% in the previous year to 21.1%, while the contribution made by the Chemical Intermediates segment dropped from 22.3% to 22.0% and the share contributed by the Performance Chemicals segment went down from 30.5% to 28.2%. The miscellaneous business operations accounted for 3.3% of consolidated sales in the 2004 fiscal year after 3.2% in the previous year.

Gross profit The gross profit improved by 29.0%, from € 1,104 million in the previous year to € 1,424 million. The gross profit margin was therefore 3.5% points higher at 21.0%.

The costs of goods sold and services provided increased by 2.6%, from € 5,211 million in the previous year to € 5,349 million. The increase in the costs of goods sold and services provided due to higher volume and, in particular, higher raw material prices was compensated for to some extent by lower depreciation in connection with the impairments made at the end of 2003 and the reductions in the costs of goods sold due to exchange rate changes.

Operating result (EBIT) Selling expenses were 8.0% lower than in the previous year at € 860 million. This reduction is attributable essentially to the effects of currency translation and to the elimination of exceptional items. The selling expenses include expenses incurred in the storage, transport and sale of our products as well as for advertising, miscellaneous marketing activities, the provision of advice to customers and market research.

Research and development expenses were 26.8% lower than in the previous year at € 123 million. This was due, among other things, to the reductions in the research operations that had already begun at the end of 2003 – mainly at the Leverkusen location – and to the transfer of staff to other functional areas.

The increase of 10.5% in general administration expenses to € 284 million was attributable primarily to cost increases due to changes in allocation for organizational reasons, to the transfer of staff from other functional areas and to the establishment of the Group functions in the newly created LANXESS Group. The effects of currency translation made up for this to some extent.

The other operating expenses less the other operating income were € 943 million lower than in the previous year (€ 1,041 million) at € 98 million. This reduction is mainly attributable to the absence of the impairment charges of € 988 million that were included in this item in the previous year.

Sales and EBITDA

€ million

	€ million
Sales 2003	6,315
EBITDA 2003	180
Sales 2004	6,773
EBITDA 2004	387

Exceptional expenses of € 99 million were incurred in 2004, all of which are included in the other operating expenses. These exceptional expenses consisted in particular of the formation of provisions for environmental protection measures (€ 40 million) and for legal disputes (€ 20 million). Goodwill impairment of € 20 million and net impairment charges of € 19 million also depressed earnings. Apart from the impairments of € 988 million, the exceptional expenses of € 1,178 million in the previous year essentially included software depreciation charges, expenses in connection with the early retirement programme implemented throughout the Group as well as site closure and other restructuring expenses.

Operating results before depreciation and amortization (EBITDA) and exceptional items improved considerably by € 136 million from € 311 million to € 447 million as a result of the higher sales, a disproportionately small increase in the costs of goods sold and services provided and a reduction in the other function costs.

Financial result The financial result improved by 28.8% from € –111 million to € –79 million, essentially because of an increase in the results from investments, a considerably better exchange rate balance and lower interest expenses. With respect to the determination of the interest expenses in the Combined Financial Statements, reference is made to the information provided in the "Basis for financial statement reporting – capital structure" section of the notes to the Combined Financial Statements as per 31 December 2004.

Result before income tax The result before taxes on income improved from a loss of € –1,408 million in the previous year to a loss of € –20 million in 2004.

Income tax Tax income in the 2004 fiscal year amounted to € 13 million, compared with tax income of € 412 million in 2003. € 56 million of the reduction in the tax income were due to taxes paid or owed, while € 343 million were accounted for by deferred taxes. The decrease in the deferred tax income was associated with the substantially better earnings, as a result of which smaller future tax reimbursement claims attributable to losses carried forward were created than in the previous year. The actual tax rate for the LANXESS Group amounted to 65.0% compared with 29.3% in the previous year. LANXESS' actual tax balance in future depends on the legal structure and tax strategies of the LANXESS Group as an independent company. Further details about income tax can be found in the explanations given in section (9) Income tax in the notes to the Combined Financial Statements for the 2004 fiscal year.

Net result After deduction of the € 5 million minority interests, LANXESS' net result in 2004 was € –12 million. The net result in the previous year amounted to a loss of € 996 million after deduction of € 1 million minority interests.

Regional development

Regional sales	2003	2004	Change
€ million			%
EMEA* (without Germany)	2,149	2,419	12.6
Germany	1,697	1,610	–5.1
America	1,617	1,757	8.7
Asia (including Oceania)	852	987	15.8
	6,315	**6,773**	**7.3**

* EMEA is the abbreviation for Europe, Middle East and Africa.

LANXESS is represented on all the major chemical and polymer markets worldwide via its foreign companies and produces at 50 locations in 18 different countries, particularly Germany, Belgium, the USA, Canada and China, which to a large extent have critical mass as well as leading processes and technologies. LANXESS already has ten sales and application engineering centers in addition to eight production locations in the Asian market, which is growing particularly dynamically at the present time. All in all, almost 50% of LANXESS staff are deployed outside Germany. 76% of LANXESS sales are generated outside Germany too.

Sales by region

in %



14.6
35.7
23.8
25.9

O EMEA (without Germany)
O America
O Germany
O Asia (incl. Oceania)

Sales in the EMEA region were increased by 12.6% over the previous year to € 2,419 million, following the start of a recovery in the chemical economy attributable to the global economic recovery. The sales growth in Spain and the Netherlands was encouraging. Engineering Plastics was the segment that recorded the biggest sales increase in this region.

Sales in Germany were 5.1% lower than in the previous year at € 1,610 million, a development that fell substantially short of the situation in all other regions. This was attributable to some extent to the slower economic growth than in other markets. The higher sales in the Performance Rubber segment (above all in the Technical Rubber Products Business Unit) and the Performance Chemicals segment (particularly the RheinChemie Business Unit) did not make up for the lower sales in the other segments.

Sales in the American region were increased by 8.7% to € 1,757 million, in spite of the negative development of the exchange rate. In local currency terms, double-digit sales growth was achieved, with business expanding very positively in the USA, Mexico and Brazil in particular. The Engineering Plastics, Chemical Intermediates and – in Central and South America – Performance Rubber segments raised their sales significantly.

A considerable increase in sales of 15.8% to € 987 million was achieved in the Asian region, where the economic environment continued to be dynamic. This is particularly encouraging, since unfavorable exchange rate developments were experienced here too. The businesses in China, India, Korea and Singapore developed particularly positively. Performance Rubber and Engineering Plastics were the main segments that succeeded in making substantial increases in their sales on the Asian markets where LANXESS has a particularly promising future. The proportion of our total sales accounted for by Asia went up from 13.5% to 14.6%.

Financial statements of LANXESS AG Bayer AG transferred all the shares in LANXESS Deutschland GmbH and other parts of its assets to LANXESS AG in their entirety on the basis of the spin-off and takeover contract concluded on 22 September 2004 that took effect on 28 January 2005. The chemical and major proportions of the polymer operations of Bayer AG had been combined beforehand in LANXESS Deutschland GmbH directly and via subsidiaries. The transfer took economic effect on 1 July 2004. After this, the business transactions that related to those assets of Bayer AG that were being spun off were carried out as if they were for the account of LANXESS AG. In accordance with the economic approach that follows the principles of commercial law for the allocation of assets, the spun-off assets were included in the financial statements of LANXESS AG for the year that ended on 31 December 2004 which were prepared on the basis of German commercial law. Until 30 June 2004, LANXESS AG (previously: SIFRI Beteiligungs AG) was a company with no business operations of its own.

In LANXESS AG's individual financial statements prepared on the basis of commercial law, there was a net loss of € 2 million, essentially because of a negative financial result.

The asset situation at LANXESS AG with a balance sheet total of € 1,038 million is characterized by the interest in LANXESS Deutschland GmbH with a value of € 739 million that was transferred with effect from 1 July 2004 as well as by receivables from affiliated companies. On the equity and liabilities side of the balance sheet, there are essentially equity of € 835 million and the liabilities of € 200 million relating to the convertible bond that was issued in September 2004.

LANXESS AG is included in the Group financial statements of Bayer AG, Leverkusen, as per 31 December 2004. These Group financial statements were prepared under the provisions of § 292a of the German Commercial Code (HGB) and in accordance with the standards issued by the International Accounting Standards Board (IASB), London, in effect as of the closing date of the financial statements, and were entered in the commercial register in Cologne. From the 2005 fiscal year onwards, LANXESS AG will be preparing Group financial statements in accordance with the IASB directives.

The following information relates to the LANXESS Group.

Segment data


Sales by segments
in %
3.3
21.1
28.2
25.4
22.0
Performance Rubber
Engineering Plastics
Chemical Intermediates
Performance Chemicals
Miscellaneous business operations

Performance Rubber	2003	2004	Change
€ million			%
Sales	1,375	1,431	4.1
Operating result before depreciation and amortization (EBITDA) and exceptional items	36	117	*
As a percentage of sales (%)	2.6	8.2	–
Operating result before depreciation and amortization (EBITDA)	4	105	*
Operating result (EBIT) before exceptional items	–55	56	–
Operating result (EBIT)	–246	44	–

* Change of more than 200%.

Sales in the Performance Rubber segment in 2004 were 4.1% higher than the sales of € 1,375 million in the previous year at € 1,431 million. Price increases because of the substantial rises in raw material and energy prices as well as volume growth because of a general recovery in demand for rubber products more than made up for negative currency translation effects. The considerable increase in sales by the Technical Rubber Products Business Unit was attributable to higher sales of the core products. Sales in the Polybutadiene Rubber and Butyl Rubber Business Units were up slightly, even though exchange rate developments were unfavorable.

Operating result before depreciation and amortization (EBITDA) and exceptional items in the Performance Rubber segment went up very substantially from € 36 million to € 117 million. The main reason for this increase apart from the better sales performance was the successful implementation of our strategy of concentration on higher-margin business operations.

The formation of provisions in connection with investigations about compliance with cartel law in the Technical Rubber Products Business Unit depressed the operating result by a total of € 12 million. In the 2003 fiscal year, the operating result included impairment charges of € 133 million and unscheduled depreciation charges (mainly for software) of € 26 million. Earnings were also depressed by expenses for legal disputes of € 9 million, restructuring expenses of € 16 million (mainly at the production site in Marl) and expenses of € 7 million for early retirement programmes.

Engineering Plastics	2003	2004	Change
€ million			%
Sales	1,401	1,722	22.9
Operating result before depreciation and amortization (EBITDA) and exceptional items	22	44	100.0
As a percentage of sales (%)	1.6	2.6	–
Operating result before depreciation and amortization (EBITDA)	–14	44	–
Operating result (EBIT) before exceptional items	–80	4	–
Operating result (EBIT)	–488	7	–

Sales in the Engineering Plastics segment were increased substantially by 22.9% to € 1,722 million. Both Styrenic Resins and Semi-Crystalline Products contributed to this improvement by expanding volume considerably and making selective price increases. Sales by the Fibers business decreased, on the other hand, in a market characterized by global excess capacities and price pressure associated with this.

Operating result before depreciation and amortization (EBITDA) and exceptional items in the Engineering Plastics segment increased from € 22 million to € 44 million in 2004, in spite of the raw material cost increases. The main reasons for this were the considerable increase in sales and the improvement in the cost structures in some areas following the restructuring measures that had been carried out. The earnings situation in the segment continues to be unsatisfactory, however, due to an extremely difficult market environment. Even after the restructuring measures carried out last year, EBITDA before exceptional items still amount to only 2.6% of sales.

The operating result was improved by the write-up of € 24 million relating to assets in the Styrenic Resins Business Unit, offset to some extent by additional impairment charges of € 21 million. Impairment charges of € 355 million in the Styrenic Resins and Fibers Business Units and unscheduled software depreciation charges of € 16 million depressed the operating result in the previous year. Costs of € 12 million for the closure of the production site in Goch, other restructuring expenses of € 18 million that related mainly to the site in Antwerp and expenses of € 7 million for early retirement programmes were also incurred in 2003.

Chemical Intermediates	2003	2004	Change
€ million			%
Sales	1,411	1,487	5.4
Operating result before depreciation and amortization (EBITDA) and exceptional items	153	178	16.3
As a percentage of sales (%)	10.8	12.0	–
Operating result before depreciation and amortization (EBITDA)	119	178	49.6
Operating result (EBIT) before exceptional items	22	87	*
Operating result (EBIT)	–344	65	–

* Change of more than 200%.

The Chemical Intermediates segment generated sales of € 1,487 million in 2004. This represented an increase of 5.4% or € 76 million over the previous year. The main reason for this was the sales growth in the Basic Chemicals Business Unit, which resulted from volume increases and price rises because of higher raw material and energy costs. Sales of Fine Chemicals were down on the previous year in spite of an improvement in the situation with agrochemicals, essentially because of the market environment with photo chemicals, which continued to be difficult.

Operating result before depreciation and amortization (EBITDA) and exceptional items in the segment increased to € 178 million in 2004 from € 153 million in 2003 because of better capacity utilization in some areas. In addition to this, the Fine Chemicals Business Unit benefitted from improved cost structures following the impairments at the end of the 2003 fiscal year.

The operating result was depressed by impairment charges of € 27 million in the Fine Chemicals Business Unit, which were reduced by write-ups of € 5 million. A review of asset values led in the previous year to impairment charges of € 332 million in the Chemical Intermediates segment, primarily in the Fine Chemicals Business Unit. Expenses of € 34 million in connection with the Group-wide early retirement programme were incurred in the previous year too.

Performance Chemicals	2003	2004	Change
€ million			%
Sales	1,925	1,910	-0.8
Operating result before depreciation and amortization (EBITDA) and exceptional items	125	123	-1.6
As a percentage of sales (%)	6.5	6.4	–
Operating result before depreciation and amortization (EBITDA)	96	75	-21.9
Operating result (EBIT) before exceptional items	24	48	100.0
Operating result (EBIT)	-176	-20	-88.6

The sales of € 1,910 million in the Performance Chemicals segment were at almost exactly the same level as in the previous year. Higher sales were generated if the currency translation effects are eliminated. Sales in the RheinChemie, Leather, Ion Exchange Resins and Material Protection Products Business Units were increased. This made up almost completely for the lower sales in the other business units.

Operating result before depreciation and amortization (EBITDA) and exceptional items in the segment of € 123 million was at the same level as in the previous year.

The operating result in 2004 was depressed by the formation of provisions for environmental protection measures of € 40 million in the Leather Business Unit at the location of the production plant for chrome tanning agents in Merebank, South Africa, the goodwill impairment in the RheinChemie Business Unit amounting to € 20 million and the formation of provisions of € 8 million in connection with investigations about compliance with cartel law in the Rubber Chemicals Business Unit. The operating result in the previous year was depressed essentially by impairment charges of € 168 million in the Paper, Rubber Chemicals and Textile Processing Chemicals Business Units. Unscheduled software depreciation charges of € 4 million, expenses of € 18 million for early retirement programmes, expenses of € 6 million for legal disputes in the Rubber Chemicals Business Unit and other restructuring expenses of € 4 million – mainly at the site in Antwerp – were incurred in the Rubber Chemicals Business Unit in the previous year too.

Asset situation and financial position

Balance sheet structure

- Balance sheet total and equity practically unchanged; equity ratio of 29.1%
- Net financial debt on 31 December 2004 at the level of € 1.1 billion planned for the spin-off date
- Increase in current assets due to expansion of the business volume

Balance sheet structure	31.12.2003		31.12.2004	
	€ million	%	€ million	%
Assets				
Fixed assets	1,690	37.3	1,671	36.5
Current assets	2,653	58.6	2,723	59.5
Deferred taxes and prepaid expenses	188	4.1	183	4.0
Equity and liabilities				
Equity (including minority interest)	1,401	30.9	1,365	29.8
Non-current liabilities	870	19.2	788	17.2
Current liabilities	2,147	47.4	2,328	50.9
Deferred taxes and deferred income	113	2.5	96	2.1
Balance sheet total	**4,531**	**100.0**	**4,577**	**100.0**

The balance sheet total was almost exactly the same as in the previous year, with an increase of € 46 million or 1.0%. An increase in cash and cash equivalents and in assets committed for the short term in current assets was offset by a small reduction in fixed assets.

The fixed assets decreased essentially because of the goodwill impairment in the RheinChemie Business Unit and the lower investments than depreciation in the intangible assets and property, plant and equipment. The financial assets were higher, on the other hand, mainly because of the addition of the interest of 40% in Bayer Industry Services GmbH & Co. OHG. Fixed assets accounted for 36.5% of the balance sheet total after 37.3% in the previous year.

Current assets were € 70 million or 2.6% higher than in the previous year. This increase was due to the higher business volume and the raw material price rises that continued throughout almost the whole of the fiscal year. Inventories accounted for 25.1% of the balance sheet total on 31 December 2004. Trade receivables, which amounted to 24.1% of the balance sheet total, were 14.8% or € 147 million higher. The loan receivables from the Bayer Group of € 256 million included in the current assets in the previous year were, on the other hand, paid back completely. Working capital, which is the balance of inventories and trade receivables less trade payables, decreased by 2.9% from € 1,512 million to € 1,468 million. An extension of the payment periods for selected products and services from the Bayer Group to the LANXESS Group with a volume of up to € 130 million that was arranged at the end of the 2004 fiscal year on a rolling basis until the third quarter of the 2006 fiscal year contributed to this.

The equity ratio was 29.1% after 30.0% in the previous year. The decrease of € 27 million or 2.0% in equity is due to the slightly negative net result and negative currency translation effects.

Net financial debt, which represents the financial liabilities less the cash and cash equivalents, reached € 1,135 million, the volume target set for the time when the spin-off took effect.

Non-current liabilities were € 82 million or 9.4% lower at € 788 million and therefore amounted to 17.2% of the balance sheet total. The provisions for pensions and similar commitments included in this figure only changed slightly, with an increase of € 10 million or 2.5% over the previous year.

Current liabilities increased by € 181 million or 8.4% to € 2,328 million. This item includes the liabilities in connection with the convertible bond issued to Bayer AG in September 2004 with a volume of € 200 million. The other current provisions increased by € 90 million or 58.8%, mainly due to higher provisions for environmental protection measures and legal cases. The increase in trade payables is attributable partly to the higher business volume and partly to larger liabilities to Bayer Industry Services GmbH & Co. OHG.

Indicators		2003	2004
Equity ratio (%)	Equity / Balance sheet total	30.0	29.1
Fixed asset ratio (%)	Fixed assets / Balance sheet total	37.3	36.5
Fixed asset cover ratio I (%)	Equity / Fixed assets	80.4	79.7
Fixed asset cover ratio II (%)	Equity and non-current liabilities / Fixed assets	131.8	126.8
Funding structure (%)	Current liabilities / Liabilities	71.2	74.7
Return on sales (%)	Operating result / Sales	–	0.9
Gross profit margin (%)	Gross profit / Sales	17.5	21.0
EBITDA margin* (%)	Operating result before depreciation and amortization* / Sales	4.9	6.6

* Pre exceptionals

Capital expenditures and acquisitions LANXESS bases its investment volume on its current cash budget. The funds are allocated to the segments according to the strategic requirements. The investments are generally financed out of the cash flow from operating activities and, if these funds are not adequate, from other cash and credit lines that are available.

Investments in property, plant and equipment and intangible assets amounted to € 279 million in 2004 following € 312 million in the previous year. This means that the investments were lower than the total depreciation charge of € 328 million. This depreciation charge included € 39 million that were posted as exceptional items. The depreciation charge of € 1,477 million made in the previous year included depreciation of € 1,047 million posted as exceptional items.

The investments focussed on replacements and maintenance, measures to increase equipment availability and projects to increase safety, improve quality and comply with environmental protection regulations. About 60% of the investment expenditure in 2004 involved investments in the maintenance of existing facilities, while the other investments were expansion and rationalization measures.

The regional breakdown shows that about 53% of the investments in 2004 were made in Germany, about 22% in the EMEA region (without Germany), about 21% in the American region and about 4% in the Asian region.

The investments of € 76 million in the Performance Rubber segment (previous year: € 78 million) were higher than the depreciation charge of € 61 million. The investments related in particular to modernization and rationalization measures at our locations in Canada and Belgium. Investments were also made in a thermal reactor for butyl rubber production at the Zwijndrecht location in Belgium as part of an HSEQ project.

Investments of € 45 million were made in the Engineering Plastics segment (previous year: € 85 million). This means that the investments were higher than the depreciation charge of € 37 million. Investments to rationalize ABS plastics production were in particular made at the locations of Tarragona in Spain and Vadodara in India.

The investments in the Chemical Intermediates segment amounted to € 89 million (previous year: € 79 million) and were therefore lower than the depreciation charge of € 113 million. Major investment expenditures related to the modernization and expansion of the preliminary operations for special isocyanate production at the Leverkusen location. As a result of this, considerable improvements can be made to the processes in future, while substantial rationalization potential can be exploited too. The facilities for manufacturing agrochemical intermediate products were also remodelled at our plant in Leverkusen, thanks to which the higher demand for these products can be satisfied. The intermediate products are being incorporated in a new generation of fungicides by one of our major customers.

The investments of € 57 million in the Performance Chemicals segment (previous year: € 63 million) were lower than the depreciation charge of € 95 million. A start was made on expanding the biocide production capacities at the Dormagen location. The project will be completed in 2005 and is to help in the expansion of the business in the fast-growing market for the cold sterilization of drinks.

Major individual projects in 2004 were:

Segment	Description
Performance Rubber	HSEQ project: thermal reactor for butyl rubber production, Zwijndrecht/Belgium
Engineering Plastics	Rationalization measures in ABS plastics production, Tarragona/Spain and Vadodara/India
Chemical Intermediates	Modernization and expansion of the preliminary operations for special isocyanates, Leverkusen/Germany
Chemical Intermediates	Remodelling of the facilities for manufacturing intermediate agrochemical products, Leverkusen/Germany
Performance Chemicals	Expansion of the biocide production capacities, Dormagen/Germany

We invested € 49 million in financial assets. This amount includes the addition of the interest of 40% in Bayer Industry Services GmbH & Co. OHG. The addition was made with economic effect from 1 July 2004 against an injection of € 48 million in cash. Bayer Industry Services GmbH & Co. OHG operates the Bayer chemical estate at the four locations in Leverkusen, Dormagen, Krefeld-Uerdingen and Brunsbüttel. It provides services for the companies at these locations. They include infrastructure services, energy procurement and supply as well as effluent and waste disposal.

Liquidity and sources of capital

Financial position

- Considerable increase in gross cash flow of 40.4% to € 313 million
- Investments lower than depreciation
- Investments in property, plant and equipment financed out of net cash flow
- Convertible bond issued with a volume of € 200 million

The cash flow statements give a breakdown of the inflows and outflows of funds according to the kind of activities involved.

Cash flow statements	2003	2004	Change
€ million			%
Gross cash flow	223	313	40.4
Change in working capital and other net current assets	123	–2	–
Cash inflow from operating activities (net cash flow)	346	311	–10.1
Cash outflow from investing activities	–300	–39	87.0
Cash outflow from financing activities	–46	–214	*
Change in cash and cash equivalents from operating activities	0	58	–
Cash and cash equivalents at the end of the period	**13**	**72**	*

* Change of more than 200%.

The gross cash flow improved by € 90 million or 40.4% to € 313 million in spite of larger payments of taxes on income and an increase in pension provisions, essentially because of the substantial improvement in the business operations. The net cash flow in 2004 amounted to € 311 million and was therefore € 35 million or 10.1% lower than in the previous year. Working capital only increased slightly, even though business volume was higher than in the previous year and raw material prices went up. An extension of the payment periods for selected products and services from the Bayer Group to the LANXESS Group with a volume of up to € 130 million that was arranged at the end of the 2004 fiscal year on a rolling basis until the third quarter of the 2006 fiscal year contributed to this. The increase in working capital was compensated for to some extent by the reduction in the other net current assets.

The cash outflow from investing activities in 2004 was € 261 million or 87% lower than the outflow of funds in the previous year. This is mainly attributable to the fact that short-term loans of € 256 million granted to the Bayer Group in 2004 in the context of the internal Group financing system were repaid. In addition to this, expenditure on property, plant and equipment was reduced by € 33 million or 10.6% to € 279 million by maintaining strict capital discipline. There were proceeds of € 26 million from the sale of property, plant and equipment after € 65 million in the previous year. € 48 million were spent on the investment in the 40% share in Bayer Industry Services GmbH & Co. OHG.

Financing activities led to an outflow of € 214 million in 2004. This outflow of funds is the result of a net loan repayment of € 166 million as well as interest expenses of € 48 million. The net loan repayment includes the inflow of funds in connection with the convertible bond of € 200 million issued to Bayer AG in September 2004.

This means on balance that cash and cash equivalents were increased substantially by € 59 million to € 72 million on the qualifying date for the financial statements.

Presentation of funding in the combined financial statements A funding structure was calculated for the previous years on the basis of the net debt planned for the LANXESS Group at the time of the spin-off and taking the cash flow expected in 2004 into account. The net debt target was presented on the assumption that additional external loan capital was obtained by the LANXESS Group.

Interest expenses in 2003 and 2004 were based fundamentally on the market interest rates for industrial bonds in the lower investment grade range. The interest rates were computed by averaging the rates charged on a short-term instrument and on a five-year instrument. The proportion of funding required in non-euro currencies was taken into account by including a risk premium. The interest expenses for the first six months of 2004 were determined in accordance with the above-mentioned procedure. In the second six months of 2004 the interest expenses recorded by the individual Group companies in their accounts preparation were included in the Combined Financial Statements.

Funding of the LANXESS Group In the structuring of the LANXESS Group, financial debt was concentrated as far as possible and economically advisable at LANXESS AG and/ or LANXESS Deutschland GmbH. On 10 December 2004, LANXESS AG, LANXESS Deutschland GmbH and LANXESS Corporation, Pittsburgh/Pennsylvania, USA, arranged a credit line of € 1.5 billion with an international bank syndicate led by Bank of America, Citigroup Global Markets Ltd., Commerzbank Aktiengesellschaft and Deutsche Bank AG. Planned uses of these funds included the repayment of the financial liabilities to the companies in the Bayer Group transferred in the course of the establishment of the LANXESS Group after the spin-off took effect. The credit line includes a tranche of € 0.5 billion designed to be a revolving credit line with a term of 364 days that can be extended by a period of 364 days in each case on multiple occasions with the approval of the banks. The credit line also consists of two more revolving tranches with a term up to December 2009, totalling € 1.0 billion.

An asset-backed commercial paper programme with a funding range of up to € 200 million was also arranged. Financial leasing contracts relating to the LANXESS Group in existence at the time of the spin-off were transferred to the LANXESS Group companies directly or indirectly via sub-leasing contracts.

Another element of the funding of the LANXESS Group is a mandatory convertible bond payable to the bearer with a nominal value of € 200 million and a term until 15 September 2007 that was issued to Bayer AG by LANXESS AG on 15 September 2004. The conversion right exists from 20 July 2005 to 20 July 2007 with a conversion obligation at the end of the term. The convertible bond is provided with an interest deferral right and is subordinated to more senior, not subordinated receivables held by other creditors of LANXESS AG. LANXESS AG has in the meantime exercised the interest deferral right.

It is not out of the question that the LANXESS Group will take advantage of the favorable market conditions at the present time to issue a corporate bond with a standard market volume and a medium to long term in 2005. The inflowing funds would be used to repay bank loans and thus to lead to a further diversification of the maturity structure of the financial debt.

The net debt in the form of financial debts to the Bayer Group (including the convertible bond), bank liabilities, financial leasing less cash and cash equivalents and excluding pension provisions of the LANXESS Group amounted to € 1,135 million on 31 December 2004. In October 2004, the rating agency Standard & Poor's gave LANXESS AG a BBB– (investment grade) rating with a stable outlook.

Employees The LANXESS Group had a total of 19,659 employees on 31 December 2004. This was 764 fewer than at the end of 2003. The reduction is attributable essentially to restructuring measures.

Employees by region

in %


9.8
18.9
51.4
19.9

- Germany
- America
- EMEA (without Germany)
- Asia

Employees by segment

in %


32.6
20.0
24.2
23.2

- Performance Rubber
- Engineering Plastics
- Chemical Intermediates
- Performance Chemicals

Personnel expenses decreased by € 160 million to € 1,117 million in 2004. This represents 16.5% of sales.

Procurement and production

Procurement LANXESS makes sure it is supplied with all the materials and services it needs via a centrally controlled, global procurement organization. Global procurement teams liaise with the business units to combine the requirements. A global procurement network makes it possible to take effective advantage of purchasing synergies, so that LANXESS is able to operate on the market as efficiently as possible and exploit price benefits. LANXESS applies best practice processes systematically. They include the use of e-procurement tools, such as e-catalogues or electronic marketplaces (Elemica, CC-Chemplorer), which are integrated in the internal EDP systems to a large extent. About 30% of the goods and services bought in the 2004 fiscal year were procured via the Internet.

The procurement of petrochemical raw materials is of crucial importance to LANXESS. The biggest suppliers in this segment in 2004 included Shell Chemicals, Chevron Phillips, Huntsman, Exxon Mobil, Nova Chemicals and SABIC. Further major suppliers of basic inorganic and organic chemicals are BASF and Bayer. About 14% of the raw materials required by the LANXESS Group in 2004 were bought from the Bayer Group.

By far the most important petrochemical raw materials for the production operations of the LANXESS Group include 1,3 butadiene, styrene, acrylonitrile, benzene, C4 raffinate 1, cyclohexane, isobutylene and toluene. The basic chemicals ammonia, aniline, chlorine and caustic soda also play a prominent role. The ten most important raw materials accounted for a total purchasing volume of about € 1.2 billion in the 2004 fiscal year. This corresponds to about 50% of the total raw material expenses of the LANXESS Group.

The total procurement volume amounted to about € 2.6 billion in 2004.

Production LANXESS is one of the major manufacturers of chemical and polymer products in Europe. Not only very small amounts of product based on tailor-made customer syntheses but also basic, special and fine chemicals and polymers in quantities of several thousand tons can be manufactured at its production facilities.

The production operations of the Group are assigned to individual business units at the organizational level. The most important production locations are in Leverkusen, Dormagen and Uerdingen in Germany, Antwerp in Belgium, Bushy Park and Addyston in the USA, Sarnia in Canada and Wuxi in China. LANXESS also has other production locations in Argentina, Australia, Belgium, Brazil, Canada, China, France, Germany, Great Britain, India, Italy, Japan, Mexico, the Netherlands, South Africa, Spain, Thailand and the USA.

As part of the restructuring exercise that began in 2004, the polybutadiene rubber plant in Marl and the yarn finishing facility in Goch were shut down and the rubber sales location in Akron/USA was closed. The company expects shutdowns caused by this to lead to total expenses of about € 15 to 20 million. A start has also been made on transferring a facility for the production of hydracine hydrate from Baytown/Texas, USA, to China.

Research and development

The aims of the research and development activities of the LANXESS Group are to continue development of the existing product range, to open up new application areas for products and to increase the quality of the products by optimizing production processes while cutting their production costs.

LANXESS had about 700 employees at its research and development units around the world on 31 December 2004 (previous year: about 900 employees).

Most of the research and development expenditure of the LANXESS Group is incurred by the Fine Chemicals, Semi-Crystalline Products and Technical Rubber Products Business Units. They accounted for 43.1% of the total research and development expenditure of the Group in 2004. The proportion in 2003 was 37.5%.

The lower research and development expenditure in the 2004 fiscal year is attributable to some extent to the restructuring of the research and development activities that started in the previous year. The central research operations were relocated and the relevant resources were allocated to the individual businesses in this context in the 2003 fiscal year.

At the organizational level, the research and development units of the LANXESS Group are assigned to the individual business units. The purpose of this is to guarantee that the development activities are based strictly on the requirements of the business units and the needs of their markets and customers. Business units with a large proportion of commodities (products in highly mature markets), such as Basic Chemicals, for example, focus on the steady improvement of their production equipment and processes (process optimization). Other business units, such as Material Protection Products, Semi-Crystalline Products or Leather, are concentrating their research and development activities to an increasing extent on the optimization of their products and the quality of them as well as on the development of new products designed to satisfy the requirements of the markets and the special demands of the customers. LANXESS plans to make its research and development activities efficient while keeping total R&D expenditure low, by means of strict concentration on the requirements of the individual business units, critical selection of projects and systematic exploitation of existing development synergies (e.g. by using application technologies that have already been developed for substances with a similar structure).

LANXESS has research and development units at several locations around the world, with focal points in Leverkusen, Dormagen, Krefeld-Uerdingen and Sarnia (Canada). Further R&D centers are in Madurai (India), Woodbridge (USA) and Ede (Netherlands).

The emphasis in the research and development activities in the Performance Rubber segment is on the Technical Rubber Products Business Unit. The research and development activities of this business unit concentrate on optimization of existing products and processes as well as on environmentally sound production processes. New products and product lines are also developed and supported until they are ready to be launched on the market. LANXESS co-operates with institutes from different universities on this. The new product line Therban® AT is the latest result of the development activities by Technical Rubber Products and was presented at the "K 2004" trade fair in October 2004.

The research and development activities of the Engineering Plastics segment focus on the identification and development of new application areas for existing products. This is particularly true of the thermoplastics Durethan® and Pocan® and the plastic-metal hybrid technology developed for these products. The research and development units also support the day-to-day business in the area of compound products in particular – e.g. by improving the processability of the products – and work on quality and efficiency optimization projects.

The R&D activities in the Chemical Intermediates segment concentrate in particular on the custom manufacturing sector of the Fine Chemicals Business Unit. As a service here, individual manufacturing processes for customer-specific intermediate products are developed and the relevant products are also manufactured. The aim of custom manufacturing is to enable the customer to focus on his own core skills and to save development time. In contrast to all the other R&D activities of the LANXESS Group, development services here therefore form an integrated part of the package sold. The main customers are pharmaceutical companies, manufacturers of pesticides and companies that market such chemical specialties as electronic chemicals, odorants or flavorings. The development activities in the custom manufacturing field are currently pooled in Leverkusen, where about 180 employees work. New technologies are also licensed from such external partners as the Massachusetts Institute of Technology, USA, or the Max Planck Institute for Coal Research in Mülheim, or are developed with external co-operation partners, such as – again – the Max Planck Institute for Coal Research, Ludwig Maximilian University in Munich and the Swiss Technical University in Zurich.

The priority in the Performance Chemicals segment is product optimization at the application engineering level. In many markets, such as textiles or leather, product life cycles are short and products are subject to rapid change – in some cases due to fashion trends. In order to be able to respond to such market changes quickly, continuous and flexible development work is necessary. For this reason, the development units in the Performance Chemicals segment operate very close to the market, sometimes in joint projects with customers.

Environment

Importance of environmental protection to LANXESS As is specified in the LANXESS HSEQ policy, our goals in all our operations are quality, environmental protection and safety. We promote awareness of the importance of environmental protection by pursuing clear objectives that we communicate to all employees and we emphasize the key role of environmental protection as a major success factor in the achievement of corporate goals. The high priority that protection of nature and the environment is given at LANXESS is demonstrated, for example, by our voluntary commitment to the principles of sustainable development and responsible care as well as by the global implementation of a standardized environmental management system that complies with the requirements of DIN EN ISO 14001.

We consider it to be a continuous assignment and a constant challenge to our environmental commitment and capabilities to minimize the input of natural resources, e. g. by making the most efficient possible use of raw materials and energy, and to identify further potential for reducing emissions and waste.

All in all, we make further improvements in environmental performance on an ongoing basis one of our central corporate goals.

Expenditure on environmental protection It is not yet possible to show the consolidated environmental expenditure of all the LANXESS companies and equity interests around the world at the present time. Our expenditure on waste disposal, water protection, noise abatement, clean air and other environmental protection measures at the LANXESS Deutschland GmbH locations amounted to 5.2% of total operating costs.

Risk report LANXESS AG is exposed to the general economic and political risks in the countries and regions in which it and its subsidiaries operate. As a company involved in the chemical industry, LANXESS is exposed to the typical risks of this industry. The spin-off from Bayer and the strategic realignment of LANXESS are sources of further risks.

On the sales side, the volatile and cyclical nature of the global chemical and polymer markets and their dependence on developments in the industries supplied represent price and volume risks for LANXESS. LANXESS expects growth in future thanks to continuing increases in demand on the Asian markets and in China particularly. If the economic situation in this region deteriorates for whatever reason, a major driver of LANXESS' growth may weaken or be eliminated completely.

Structural market changes, such as the entry of new suppliers, particularly from newly industrialized countries, the migration of customers to countries with a low cost level, product substitution or consolidation trends on sales markets of the kind that are already apparent in the rubber field in particular, have an impact on LANXESS' risk profile. LANXESS responds to these developments by restructuring, i. e. primarily by focussing and optimizing a product portfolio with which LANXESS can operate successfully in the long term as well as by applying strict cost management.

There are risks on the procurement side because of the highly volatile nature of raw material and energy prices. We counter such procurement risks by concluding long-term supply contracts for key areas of our raw material requirements and by making price adjustment arrangements with customers. We also carry out hedging via derivatives where there are liquid forward markets for the raw materials and energy sources concerned. We protect ourselves against possible supply bottlenecks, due for example to the shutdown of preliminary operations at a location with linked processes, by adopting an appropriate stocking strategy and preparing alternative sources of supply.

Changes in exchange rates, particularly between the euro and the US dollar, can affect LANXESS' earnings. Such risks are monitored and hedged throughout the LANXESS Group. This makes it possible to offset the different currency translation effects of procurement and sales activities as well as the foreign currency balances of the different individual LANXESS companies. Any remaining peaks are hedged by using derivative financial instruments. The only exposures that are hedged in this context are those relating to basic business transactions or those where the risk is very high. Long-term changes in exchange rates can have a negative or positive impact on the competitive situation by comparison with suppliers from outside Europe. Other financial management risks, such as interest rate change and credit risks, are monitored and processed centrally by our treasury department too. The credit standing of our customers is reviewed there in close liaison with our sales departments as well, in order to minimize the risk of bad debts.

Companies in the LANXESS Group are affected by various legal disputes. In view of the uncertainty that is always associated with legal disputes, the outcome of the individual cases cannot be predicted definitely. To the extent that it has been necessary on the basis of the facts known in each case, provisions have been formed to hedge the risk of an unfavorable end to such cases.

Taking into account existing provisions and insurance cover as well as agreements made with third parties about liability risks in connection with legal disputes, it is the company's view at the present time that none of the cases will have considerable influence on the future profitability of the LANXESS Group. There may, however, be higher risks with respect to certain antitrust proceedings with authorities and civil courts in the USA, Canada and Europe, in which as far as what is now LANXESS' business is concerned Bayer AG and to some extent what are now subsidiaries of LANXESS AG are involved. In the context of the spin-off, the operations that used to belong to the Bayer AG rubber division were transferred to the LANXESS Group. In connection with various products that are or were part of these business operations, investigations are being or have been made by the cartel authorities and several private joint and individual suits are pending. LANXESS AG and Bayer AG have made special arrangements for these cases. With respect to all the liabilities in connection with proceedings that had at least been initiated before 1 June 2004, LANXESS AG bears 30% of the liabilities and Bayer AG 70% in the internal relationship with Bayer AG. LANXESS AG's reimbursement commitment is limited to a total of € 100 million, to which the reimbursement of tax damage arising from restrictions on tax deductibility and the costs of legal defense may perhaps be added.

Although LANXESS applies high technical and safety standards in the building, operation and maintenance of production facilities, breakdowns – attributable to such external influences as natural catastrophes or terrorism too – cannot be ruled out. They may lead to explosions, the escape of harmful substances or accidents, in which people are injured and property or the environment is damaged. In addition to monitoring quality standards systematically in order to avoid such breakdowns and accidents, LANXESS has insurance cover against the damage that is suffered to the extent that is normal in the industry.

The possible tightening of safety, quality and environmental regulations and standards may lead to additional costs and liability that LANXESS is unable to influence. Particular attention needs to be drawn in this connection to the planned implementation of the EC regulation about the registration, evaluation, authorization and restriction of chemical substances (REACh) as well as to the "Strategy for the Environment and Health" (SCALE) proposed by the European Commission. Apart from direct costs, that might be incurred due to additional measures to meet these standards, market structures may change to the disadvantage of LANXESS due to evasive action taken by suppliers and customers involving relocation to areas outside Europe.

LANXESS is responsible for numerous locations and landfill sites where chemical production has taken place for more than 140 years in some cases. It is not out of the question that contamination has occurred during this period which has not been discovered yet. LANXESS is committed to the concept of responsible care and carries out active environmental management. This includes the constant monitoring and testing of soil, groundwater and air. Provisions have been formed to the legally permissible extent to cover any safety or restoration measures that are necessary.

The LANXESS product portfolio includes substances that must be classified as a hazard to health. In order to prevent possible health problems, LANXESS tests the properties of its products systematically and draws the attention of its customers to the risks associated with use of them. Appropriate product liability insurance cover has been obtained too.

In the context of the spin-off from Bayer, LANXESS took over structures and situations that will be evaluated by tax authorities in future. Although LANXESS is convinced that all these situations have been presented correctly and legally, it is not out of the question that the tax authorities may come to different conclusions in individual cases.

LANXESS is planning to restructure the Group and refocus it on strategic core areas. The expenditure and investments that may under certain circumstances be incurred as a result may affect LANXESS Deutschland GmbH too and lead to reassessments of business operations and assets. Industrial action cannot be ruled out in connection with the restructuring and if negotiations about collective agreements fail.

LANXESS has recognized the importance of risk management for its corporate operations and has taken appropriate measures so that risks which potentially endanger the achievement of its corporate objectives are identified and assessed completely at an early stage. Suitable preventive and precautionary measures reduce the probability of risk materialization or limit the possible damage that may be caused. LANXESS has set itself the goal of controlling risks and has therefore integrated risk control in its decision-making processes.

Events after the end of the fiscal year Events from business activities that led to a major change in the asset situation, financial position and profitability of LANXESS have not occurred since the balance sheet date.

The spin-off of LANXESS AG from Bayer AG became legally effective when it was entered in the commercial register of Bayer AG on 28 January 2005. It was made with backdated economic effect from 1 July 2004.

Since 31 January 2005, the LANXESS AG shares have been traded officially at Frankfurt Stock Exchange in the Prime Standard segment.

Outlook We are expecting the world economy to develop positively in the 2005 fiscal year and therefore anticipate that the global chemical cycle will continue to develop well too. The encouraging market conditions are, however, being marred at present by a strong euro, further high raw material costs (for petrochemical products in particular) and excess capacity in some areas, as a result of which we have to assume that there will be intensive competition.

If the worldwide uptrend in the chemical economy continues, we expect to increase the earnings generated by our business (EBITDA/operating result before depreciation and amortization) before exceptional items in 2005. This EBITDA growth is being supported by measures to improve operating efficiency, by the restructuring of businesses that are generating inadequate profits and by active portfolio management. In our restructuring exercises, we are planning the possible combination, relocation or closure of locations as well as the initiation of measures to reduce personnel costs. The Fine Chemicals and Styrenic Resins Business Units will be the particular emphases in the restructuring activities in the current 2005 fiscal year.

The first few months of 2005 confirm the positive outlook given here, since price increases have been made successfully in different areas of the business, while order intake has continued to develop favorably too.

The Combined Financial Statements of the LANXESS Group included in this Annual Report were prepared with the aim of already providing historical financial data for the Group in the structure defined for the spin-off. A number of assumptions and estimates therefore had to be made in preparation of the Combined Financial Statements, which have an impact on the size and presentation of the assets and liabilities included in the balance sheets, the income and expenditure and the contingent liabilities. The actual figures will differ from the estimates. Differences can in particular be expected in the Group financial statements of LANXESS AG in future in the deferred tax assets following the spin-off in addition to a corresponding change in equity, because only the losses carried forward that are legally transferred to the LANXESS Group have to be included then and further differences will occur between the figures relevant for tax purposes and the figures in the Group financial statements.

COMBINED INCOME STATEMENT OF THE LANXESS GROUP

	Note	2003	2004
€ million			
Sales	(1)	**6,315**	**6,773**
Costs of goods sold and services provided		–5,211	–5,349
Gross profit		**1,104**	**1,424**
Selling expenses		–935	–860
Research and development expenses	(2)	–168	–123
General administration expenses		–257	–284
Other operating income	(3)	57	107
Other operating expenses	(4)	–1,098	–205
Operating result (EBIT)	(5)	**–1,297**	**59**
Result from investments	(6)	–15	–2
Interest expense – net	(7)	–54	–46
Other financial expenses and income	(8)	–42	–31
Financial result		**–111**	**–79**
Loss before income tax		**–1,408**	**–20**
Income tax	(9)	412	13
Loss after tax		**–996**	**–7**
Minority interest	(11)	–1	–5
Net loss		**–997**	**–12**
Earnings per share (€)	(12)	**–13.65**	**–0.16**
Diluted earnings per share (€)	(12)	**–13.65**	**–0.11**

COMBINED BALANCE SHEET OF THE LANXESS GROUP

€ million	Note	31.12.2003	31.12.2004
ASSETS			
Non-current assets			
Intangible assets	(16)	99	65
Property, plant and equipment	(17)	1,551	1,521
Investments	(18)	40	85
		1,690	**1,671**
Current assets			
Inventories	(19)	1,096	1,151
Receivables and other assets			
Trade receivables	(20)	990	1,137
Loan receivables	(21)	256	0
Other receivables and other assets	(21)	298	363
		1,544	**1,500**
Cash and cash equivalents			
Cheques, cash in hand, bank balances	(22)	13	72
		2,653	**2,723**
Deferred taxes	(9)	**170**	**172**
Prepaid expenses	(23)	**18**	**11**
Total assets		**4,531**	**4,577**
EQUITY AND LIABILITIES			
Equity			
Capital		2,729	1,732
Consolidated earnings		-997	-12
Currency translation adjustment		-374	-395
Other comprehensive income		0	6
	(24)	**1,358**	**1,331**
Minority interests	(25)	**43**	**34**
Liabilities			
Non-current liabilities			
Non-current financial liabilities	(28)	209	131
Other non-current liabilities	(30)	1	1
Provisions for pensions and other post-employment benefits	(26)	408	418
Other non-current provisions	(27)	252	238
		870	**788**
Current liabilities			
Current financial liabilities	(28)	1,233	1,076
Trade payables	(29)	574	820
Other current liabilities	(30)	187	189
Current provisions	(27)	153	243
		2,147	**2,328**
		3,017	**3,116**
Deferred taxes	(9)	**57**	**55**
Deferred income	(32)	**56**	**41**
Total equity and liabilities		**4,531**	**4,577**

ANNUAL REPORT

COMBINED STATEMENT OF CHANGES IN EQUITY OF THE LANXESS GROUP

€ million	Capital	Net result	Currency translation adjustments	Other comprehensive income	Total
31.12.2002	**2,848**	**–119**	**–264**	**0**	**2,465**
Dividend payments					0
Transfer to retained earnings	–119	119			0
Currency translation differences			–110		–110
Other equity movements					0
Net result		–997			–997
31.12.2003	**2,729**	**–997**	**–374**	**0**	**1,358**
Dividend payments					0
Transfer to retained earnings	–997	997			0
Currency translation differences			–21		–21
Other equity movements				6	6
Net result		–12			–12
31.12.2004	**1,732**	**–12**	**–395**	**6**	**1,331**

COMBINED CASH FLOW STATEMENT OF THE LANXESS GROUP

€ million	Note	2003	2004
Operating result (EBIT)		**–1,297**	**59**
Income taxes		12	–45
Depreciation and amortization		1,477	328
Change in pension provisions		25	–31
Loss on sale of fixed assets		6	2
Gross cash flow from operating activities		**223**	**313**
Change in inventories		–55	–90
Change in trade receivables		29	–131
Change in trade payables		42	186
Change in other net current assets		107	33
Net cash from operating activities	(36)	**346**	**311**
Cash outflow for additions to property, plant and equipment		–312	–279
Cash inflow from the sale of property, plant and equipment		65	26
Cash inflow from/cash outflow for investments		–58	208
Interest and dividends received		5	6
Net cash used in investing activities	(37)	**–300**	**–39**
Proceeds from borrowings		159	717
Repayments of borrowings		–136	–883
Interest paid		–69	–48
Net cash used in financing activities	(38)	**–46**	**–214**
Net changes in cash and cash equivalents from business activities		**0**	**58**
Cash and cash equivalents on 1.1.		**10**	**13**
Change in cash and cash equivalents from changes in the scope of consolidation		3	1
Cash and cash equivalents on 31.12.	(39)	**13**	**72**
Cash and cash equivalents as at the balance sheet		**13**	**72**

KEY DATA BY SEGMENTS AND REGIONS

Key data by segments

€ million	Performance Rubber 2003	Performance Rubber 2004	Engineering Plastics 2003	Engineering Plastics 2004	Chemical Intermediates 2003	Chemical Intermediates 2004
External sales	1,375	1,431	1,401	1,722	1,411	1,487
Inter-segment sales	2	4	1	20	88	89
Operating result (EBIT)	–246	44	–488	7	–344	65
Assets	1,030	1,075	1,051	850	900	954
Capital expenditure	78	76	85	45	79	89
Amortization and depreciation	250	61	474	37	463	113
Liabilities	349	428	348	397	230	235
Employees (31.12.)	2,999	3,163	3,658	3,652	4,059	3,819

Key data by regions

€ million	EMEA (without Germany) 2003	EMEA (without Germany) 2004	Germany 2003	Germany 2004	America 2003	America 2004
External sales	2,149	2,419	1,697	1,610	1,617	1,757
Assets	939	923	2,196	2,064	941	1,010
Capital expenditure	46	59	198	152	50	58

Performance Chemicals 2003	Performance Chemicals 2004	Reconciliation 2003	Reconciliation 2004	LANXESS 2003	LANXESS 2004
1,925	1,910	203	223	6,315	6,773
7	20	−98	−133		
−176	−20	−43	−37	−1,297	59
1,148	1,083	402	615	4,531	4,577
63	57	7	12	312	279
272	95	18	22	1,477	328
419	624	1,784	1,528	3,130	3,212
4,881	5,140	4,826	3,885	20,423	19,659

Asia 2003	Asia 2004	Reconciliation 2003	Reconciliation 2004	LANXESS 2003	LANXESS 2004
852	987			6,315	6,773
219	295	236	285	4,531	4,577
18	10			312	279

NOTES TO THE COMBINED FINANCIAL STATEMENTS

History of the spin-off In November 2003, the Management Board and the Supervisory Board of Bayer AG decided to de-merge the main areas of the chemical and polymer operations of the Bayer Group, which have in the meantime been combined in the LANXESS Group. One of the alternatives for implementing this demerger was a spin-off in accordance with the German Company Transformation Act (UmwG). The relevant areas of the chemical and polymer operations of the Bayer Group would in this case be transferred to LANXESS AG by means of a spin-off and takeover. In July 2004, the Bayer Management Board decided to carry out the demerger in the form of a spin-off.

In contrast to the products in the remaining core areas of the Bayer Group's business, the products in the LANXESS portfolio consist primarily of products that have reached a higher level of maturity in the markets. Compared with the remaining core areas of the Bayer Group's business, the areas in which the LANXESS Group operates have lower barriers to market entry and lower growth rates. The trend towards smaller margins requires the establishment of lean structures of low complexity and the systematic optimization of plants and processes. The Bayer Management Board is of the opinion that the spin-off of the LANXESS Group represents a basis that enables the necessary measures to be taken more systematically, while the structures and processes can also be optimized to satisfy the particular requirements of the chemical and polymer operations.

To this end, the interests Bayer AG held in LANXESS Deutschland GmbH and LANXESS AG as well as other assets and liabilities were spun off and taken over on the basis of the spin-off and takeover contract of 22 September 2004.

The spin-off of the chemical and polymer operations of the Bayer Group that are combined in the LANXESS Group was carried out in two stages.

In a first, preparatory stage, almost all of the domestic business operations of the LANXESS Group were transferred from Bayer Chemicals Aktiengesellschaft and Bayer MaterialScience Aktiengesellschaft to Bayer AG in the form of a spin-off and takeover in accordance with § 123, paragraph 2, number 1, of the UmwG in return in each case for one share in LANXESS Deutschland GmbH, which was still a wholly owned subsidiary of Bayer AG at this time. The spin-offs were made with economic effect from 1 July 2004. Both of the spin-offs took effect on 30 September 2004 when they were entered in the commercial register of Bayer MaterialScience Aktiengesellschaft and Bayer Chemicals Aktiengesellschaft.

The main chemical and polymer operations outside Germany were transferred to LANXESS Deutschland GmbH and its subsidiaries in legally different ways in the individual countries, on the basis of the local legal rules. The relevant parties generally made arrangements at the economic level as if the transfers were made with effect from 1 July 2004.

Certain parts of the operations of the Bayer service companies were transferred to LANXESS Deutschland GmbH and its subsidiaries, too. LANXESS Deutschland GmbH has held a 40% interest in Bayer Industry Services GmbH & Co. OHG with economic effect from 1 July 2004 as well.

LANXESS Deutschland GmbH also acquired ownership of almost all of the land it uses in Germany on the basis of a notarized land purchase contract of 30 December 2004 between Bayer AG and LANXESS Deutschland GmbH. The land purchase contract became legally effective on 29 January 2005, at the end of the calendar day following the entry of the spin-off between Bayer AG and LANXESS AG in the commercial register of Bayer AG.

Separation from the Bayer Group in the form of a spin-off and takeover in accordance with § 123, paragraph 2, number 1, of the UmwG was carried out in a second stage. As the legal entity making the transfer, Bayer AG transferred all the shares in LANXESS Deutschland GmbH as well as certain other parts of its assets in their entirety to LANXESS AG as the legal entity making the takeover.

The transfer was made in return for the granting of all the LANXESS AG ordinary shares with no nominal value in the name of the bearer to the shareholders of Bayer AG. One LANXESS AG share in the name of the bearer was issued for every ten shares in Bayer AG. The Extraordinary Shareholders' Meetings of Bayer AG and LANXESS AG approved the spin-off and takeover contract on 17 November 2004 and 21 December 2004 respectively. The spin-off took legal effect on 28 January 2005 on being entered in the commercial register of Bayer AG kept by Cologne Court.

Corporate structure and segmentation The chemical and polymer operations of the Bayer Group that have been combined in the LANXESS Group consist essentially of strategic business units of the Bayer Group responsible for managing their own affairs. They include in particular the operations of what used to be the Bayer Chemicals subgroup, with the exception of H.C. Starck GmbH and Wolff Walsrode AG as well as the polymer operations Rubber Chemicals, Semi-Crystalline Products, Styrenics, BR/

Butyl, Technical Rubber Products and Fibers. The "Blends" reporting unit in the "Styrenics" operations was not transferred; this unit is remaining in the Bayer Group. The equity interests held by Bayer Chemicals AG in DyStar Holding Inc., DyStar Textilfarben GmbH, GE Bayer Silicones GmbH & Co. KG and GE Bayer Silicones Verwaltungs-GmbH, which are included in the Bayer Combined Financial Statements at equity, were not allocated to the chemical and polymer operations combined in the LANXESS Group.

In addition to the transfer of the operating units allocated, certain general functions (service functions and corporate center functions combined in a separate organizational unit), which provided services for the transferred polymer and chemical operations in the past, were also included in the LANXESS Group.

Parts in particular of the following functions were transferred from Bayer Business Services GmbH: business consulting, development of IT-based systems, development and support of research systems, procurement, law & patent services and HR recruiting services. In the case of Bayer Industry Services GmbH & Co. OHG, the plant-oriented engineering and maintenance services functions were in particular transferred, while the functions taken over from Bayer Technology Services GmbH were especially parts of the engineering, plant service, process analysis engineering, building services and construction planning functions. Part of the accounting operations attributable to the LANXESS Group was transferred from Euroservices Bayer GmbH – a subsidiary of Bayer Business Services GmbH – too. Service functions were transferred to the LANXESS Group in various countries outside Germany as well.

The LANXESS Group consists of 17 operating business units, which are organized in four segments (Performance Chemicals, Chemical Intermediates, Performance Rubber and Engineering Plastics) on the basis of the operating control system and the internal reporting structure in accordance with the IFRS requirements. With reference to the operations transferred, a comparison is given below between the reporting structure of the LANXESS Group and the previous reporting structure of the Bayer Group.

2003	2004	Subgroup/Segment	LANXESS			
Subgroup	Segments	Business divisions* / Reporting groups	Performance Rubber	Engineering Plastics	Chemical Intermediates	Performance Chemicals
Polymers	Plastics/Rubber	Thermoplastic Polymers		Semi-Crystalline Products, Styrenics (ABS/SAN) (new: Styrenic Resins)		
Polymers	Plastics/Rubber	Rubber Polymers	BR/Butyl (new: Polybutadiene Rubber, Butyl Rubber), Technical Rubber Products			Rubber Chemicals (new: Rubber Chemicals and RheinChemie)
Polymers	Polyurethane/Lacquer Raw Materials/Fibers	Coating Materials/Fibers		Fibers		
Chemicals	Chemicals	Industrial Chemicals			Basic Chemicals, Inorganic Pigments	Ion Exchange Resins
Chemicals	Chemicals	Custom Manufacturing			Fine Chemicals	
Chemicals	Chemicals	Functional Chemicals				Functional Chemicals (new: Material Protection Products and Functional Chemicals)
Chemicals	Chemicals	Process Chemicals				Textile Processing Chemicals, Leather, Paper

* after spin-off: segments

Basis for financial statement reporting Since the Bayer Group did not prepare any separate financial statements for the business operations of the LANXESS Group before the spin-off and the LANXESS Group was not a separate reporting unit in the past, what are described as the Combined Financial Statements of the LANXESS Group for the 2003 and 2004 fiscal years have been based on the consolidated reporting of the Bayer Group. The relevant provisions in the agreements concluded to form the LANXESS Group determine which business operations are allocated to the LANXESS Group. The assets and liabilities transferred to the LANXESS Group were recognized and valued in the Combined Financial Statements in accordance with the standards issued by the International Accounting Standards Board (IASB), London, in effect as of the closing date of the financial statements.

The purpose of the Combined Financial Statements is to present the spun-off business operations in the reporting in such a way as if the LANXESS Group had already existed in the past in the structure specified for the spin-off. To do this, the spun-off operations were allocated to the LANXESS Group and were presented for the 2003 and 2004 fiscal years in such a way that assets and liabilities including expenses and income that were necessary to carry out the business operations and/or were incurred in connection with them are included. Central costs that were not allocated directly to the transferred operations in the past but were incurred in connection with these business operations were taken into account accordingly in this context. The same applies to services provided by the Bayer AG corporate center, at which the main management and control functions were carried out for the LANXESS Group in the past, such as board office, corporate development, industrial & environmental affairs, treasury, tax, corporate controlling, accounting, communications, law & intellectual property and human resources. To this end, expenses based on the pro rata historical costs amounting to € 24 million in the 2003 fiscal year and € 22 million in the 2004 fiscal year were shown in the Combined Financial Statements.

For the preparation of the Combined Financial Statements, additional assumptions and estimates have to be made that have an impact on the assets and liabilities included in the balance sheets, on the income and expenditure and on the contingent liabilities. The actual figures may differ from the estimates. The Combined Financial Statements presented here do not therefore necessarily reflect the asset situation, financial position and profitability that would have been the case if the LANXESS Group had already existed as an independent group since 1 January 2002 and the transactions between LANXESS and Bayer companies on which they are based had therefore been carried out between independent companies. The fact that the LANXESS Group was not an independent unit in the past restricts the information value of the Combined Financial Statements for the reasons outlined here. For the same reasons, it is not claimed that a forecast about the future development of the business operations combined in the LANXESS Group can be made on the basis of the Combined Financial Statements.

Determination of the Combined Financial Statements

The business transferred is defined fundamentally on the basis of the structures of Bayer Group reporting and thus on the reporting units in this system. Differing allocations of individual products below this level were not taken into account as a result.

The financial statements of the companies incorporated in the Combined Financial Statements are based on consistent accounting and valuation principles. Items based on tax regulations are not included in the Combined Financial Statements. The individual financial statements of the equity interests are prepared with the same qualifying date as the Combined Financial Statements. Group reporting in the Combined Financial Statements is in million euros (€ million). The income statement was prepared by the cost of sales method. Individual items in the income statement and the balance sheet are combined to improve clarity; they are explained in the notes. In accordance with IAS 1 (Presentation of Financial Statements), a distinction is made in balance sheet presentation between non-current and current liabilities. Liabilities and provisions are considered to be current when they are due in less than one year. Taxes on income were allocated according to the contributions to earnings made by the company parts transferred to the LANXESS Group in every period shown. The actual tax balance of the LANXESS Group in future does, however, depend on the legal structure and tax strategies of the independent LANXESS Group.

The Combined Financial Statements include not only all the business operations of the legal entities (share deals) that already existed in the past but also the individual company parts (asset deals) transferred, including the transferred services.

Business operations of already existing legal entities (share deals) 34 companies (previous year: 34 companies) that contained exclusively LANXESS business were included in the Combined Financial Statements in the 2004 fiscal year. The shares in these companies were already transferred to LANXESS Deutschland GmbH or one of its direct or indirect subsidiaries. The individual companies were included in the Combined Financial Statements on the basis of their financial statements for the 2003 and 2004 fiscal years, so that only the internal Group transactions between the rest of the Bayer Group and the LANXESS Group needed to be investigated and, if necessary, reclassified.

At six of the companies, assets accounted for by the LANXESS business that were transferred from companies with business operations which mainly continue to be part of the Bayer organization were also transferred (see the section entitled 'Transferred business operations (asset deals)' for details about the procedure adopted here.

A further four companies with business operations that are mainly attributable to the LANXESS Group were also included on the basis of their historical individual financial statements, although the company parts/business operations attributable to the remainder of the Bayer Group were transferred to a new or already existing Bayer company.

Transferred business operations (asset deals) 20 companies (previous year: 18 companies) are included in the Combined Financial Statements in the 2004 fiscal year that were created exclusively by means of a transfer of the assets attributable to the LANXESS business. Particularly close attention was given here to the fact that transactions with the corporate operations remaining in the Bayer Group now had to be presented as external Group relationships. In this context, separate historical financial statements were also prepared for the transferred company parts which were included in the Combined Financial Statements.

The allocation of assets and liabilities necessary in this context was based on the following criteria. The assets and liabilities transferred in accordance with the relevant agreement were allocated to the business operations on the basis of the use made of them and the source of them. The LANXESS Group receives appropriate rights to use fixed and current assets that were not legally transferred to the LANXESS Group but are needed for the business operations of the LANXESS Group even so. To the extent that the assets transferred to the LANXESS Group are still needed to continue the operations that remain part of the Bayer Group, the LANXESS Group grants appropriate rights of use to the Bayer Group; this is particularly the case with the land and buildings that are used jointly.

Liabilities relating to individual parts of companies, e.g. trade payables, prepayments and bills payable, were allocated essentially on the basis of responsibility, i.e. in which corporate area the liability was incurred. Generally, provisions were also recognized on the basis of accountability. This also applies to provisions for environmental issues and restructuring measures. For information about pensions and other retirement benefits, see 'Pensions and similar commitments' in the same section. Financial liabilities were allocated as outlined in 'Capital structure'.

Tax assets and liabilities that were established before the spin-off generally remain in the Bayer Group and were not shown in the Combined Financial Statements of the LANXESS Group, unless the transaction on which they were based was clearly attributable to a corporate area of the Group and the specific national tax legislation concerned allows the transfer of tax assets to different taxpayers.

Deferred taxes were determined in the Combined Financial Statements with respect to temporary differences between the values included for assets and liabilities in commercial and tax balance sheets. The calculation is based on the tax rates anticipated in the individual countries at the time of realization. They in turn are based on the statuory rates in effect or enacted as of the balance sheet date and may differ from the actual tax rates that would have applied if the corporate areas of the LANXESS Group had in actual fact operated as separate companies in the period indicated.

Like the assets and liabilities, income and expenses were allocated on a causal basis. In the case of functional areas that are used jointly, such as sales and research and development, expenses were charged by the principle of main use. In the case of services that are used jointly (power plants, laboratories, production facilities and storage buildings), services and the charges made for them are recorded in what are known as term sheets. This means that account is taken in the preparation of the historical financial data of the LANXESS Group of the principle of what is known as the "costs of doing business", where it has to be taken into consideration that these amounts allocated to the LANXESS Group reflect the expenses and income that would have been incurred/generated for the LANXESS Group as an entity of the Bayer Group.

Service and agency companies Separate historical financial statements were also prepared for consolidation purposes for services from seven Bayer service companies that have provided services for the LANXESS Group up to now.

The LANXESS Group will be taking advantage of the existing sales network of the Bayer Group on the basis of commercial agent and independent dealer contracts in countries where there were no appropriately extensive chemical and polymer operations of the Bayer Group to transfer to the LANXESS Group. The costs incurred in the past were included in the Combined Financial Statements in these cases. The so-called agency companies continue to be included in the Group financial statements of Bayer AG.

Pensions and other post-employment benefits The presentation of the pension commitments in the Combined Financial Statements and the commitments that were transferred was based on separate actuarial reports for the qualifying dates of 31 December 2003 and 31 December 2004, which in turn were based on lists of the employees (being) transferred to the LANXESS Group. This means that the commitments were determined mainly at the individual employee level; historical allocation per employee via allocation keys was only made in exceptional cases.

With reference to the pension rights of employees who had already retired before 1 July 2004 or who had left the company with vested rights before this date, there are specific national or company rules that are explained below regarding the main LANXESS Group pension schemes in Germany, the USA and Canada.

As far as Germany is concerned, it was specified in the agreements concluded to form the Group that all the pension commitments to active employees who were allocated to the LANXESS Group on 1 July 2004 pass to the LANXESS Group. All the commitments to employees who left the company with vested rights up to 1 July 2004 remain at the same time with the Bayer Group.

The commitments in the USA, on the other hand, were allocated on the basis of the existing pension plans. In the case of plans that include the commitments not only to active employees but also to former employees and that could be allocated economically to the LANXESS Group, the commitment was transferred completely to the LANXESS Group. Plans were also allocated in which only the commitments to the active employees were transferred, whereas the remaining commitments remain with the Bayer Group, similar to the rule in Germany. In another category of plans, all of the pension commitments remained with Bayer.

In Canada, not only the rights of active employees but also the commitments to retired employees and former employees with vested rights were transferred to the LANXESS Group.

Capital structure Liquidity and financial debt are not allocated to any business units in the Bayer Group; instead of this, they are controlled centrally at company or Group level.

A funding structure was calculated for 2003 and 2002 on the basis of the net debt planned for the LANXESS Group at the time of the spin-off and taking the free cash flow expected in 2004 into account. The net debt target was presented on the assumption that additional external loan capital was obtained by LANXESS Deutschland GmbH. Interest expenses in 2003 are based on the market interest rates for industrial bonds in the lower investment grade range. The interest rates were computed by averaging the rates charged on a short-term instrument and on a five-year instrument. The proportion of funding required in non-euro currencies was taken into account by including a risk premium. The interest expenses for the first six months of the 2004 fiscal year were determined in accordance with the above-mentioned procedure. In the second six months of 2004 the interest expenses recorded by the individual Group companies in their account preparation were included in the Combined Financial Statements.

Funding at the time of the spin-off When the majority of the chemical operations and some of the polymer operations of the Bayer Group were combined in LANXESS Deutschland GmbH and its direct and indirect subsidiaries, financial debt was concentrated as far as possible and economically advisable at LANXESS AG and/or LANXESS Deutschland GmbH. On 10 December 2004, LANXESS AG, LANXESS Deutschland GmbH and LANXESS Corporation, Pittsburgh/Pennsylvania, USA, arranged a credit line of € 1.5 billion with an international bank syndicate led by Bank of America, Citigroup Global Markets Ltd., Commerzbank Aktiengesellschaft and Deutsche Bank AG. Planned uses of these funds included the repayment of financial liabilities to the companies in the Bayer Group transferred in the course of the establishment of the LANXESS Group after the spin-off took effect. The credit line includes a tranche of € 0.5 billion designed to be a revolving credit line with a term of 364 days that can be extended by a period of 364 days in each case on multiple occasions with the approval of the banks. The credit line also consists of two more revolving tranches with a term up to December 2009, totalling € 1.0 billion.

An asset-backed commercial paper programme with a funding range of up to € 200 million was arranged, too. Financial leasing contracts relating to the LANXESS Group that existed at the time of the spin-off were transferred to the LANXESS Group companies directly or indirectly via subleasing contracts. The LANXESS Group will be obtaining funding via local bank loans as well in countries with highly regulated capital markets, such as China.

Another element of the funding of the LANXESS Group is a mandatory convertible bond payable to the bearer with a nominal value of € 200 million and a term until 15 September 2007 that was issued to Bayer AG by LANXESS AG on 15 September 2004. The conversion right exists from 20 July 2005 to 20 July 2007 with a conversion obligation at the end of the term. The convertible bond is provided with an interest deferral right and is subordinated to more senior, not subordinated receivables held by other creditors of LANXESS AG. LANXESS AG has in the meantime exercised the interest deferral right.

It is not out of the question that the LANXESS Group will take advantage of the favorable market conditions at the present time to issue a corporate bond with a standard market volume and a medium to long term in 2005. The inflowing funds would be used to repay bank loans and thus lead to a further diversification of the maturity structure of the financial debt.

The net debt of the LANXESS Group in the form of financial debts to the Bayer Group (including the convertible bond), bank liabilities, financial leasing less cash and cash equivalents and excluding pension provisions amounted to about € 1.1 billion on 31 December 2004. In October 2004, the rating agency Standard & Poor's gave LANXESS AG a BBB– (investment grade) rating with a stable outlook for its credit standing. Standard & Poor's issues a BBB rating, when the debtor concerned is capable enough of meeting its financial commitments but it is more likely that unfavorable economic conditions or changes in circumstances will lead to a reduction in the debtor's capacity to meet its financial commitments. The minus sign indicates the position in this category.

Effects of new accounting standards Since 2002, IFRS has been the abbreviation for all the accounting standards issued by the International Accounting Standards Board (IASB), thus replacing the older abbreviation IAS (which stood for International Accounting Standards). The abbreviation "IAS" is still used as a prefix for individual accounting standards that the IASB published before this terminology change was made.

In February 2004, the IASB approved the International Financial Reporting Standard (IFRS) 2, Share-Based Payment, about the accounting rules for share-based payment transactions, including the granting of share subscription rights to employees. IFRS 2 specifies the corporate accounting rules for share-based payment transactions and requires their inclusion in the income statements and balance sheets. IFRS 2 has to be applied for fiscal years that begin on or after 1 January 2005.

In March 2004, the IASB published IFRS 3, Business Combinations, which is replacing IAS 22, which had applied up to then. IFRS 3 stipulates that all business combinations have to be accounted for by the purchase method – application of the pooling of interests method is not allowed. Identifiable assets and liabilities have to be included with their fair value at the time of acquisition. Contrary to the previous rules, goodwill may not be amortized on a scheduled basis any more; instead of this, it has to be subjected to annual impairment tests. IFRS 3 has to be applied in the case of all business combinations with contracts signed on or after 31 March 2004. With respect to goodwill or intangible assets that have been acquired in the context of a business combination which took place before 31 March 2004, the standard has to be applied for the first time from the next fiscal year starting after 31 March 2004.

In March 2004, the IASB approved IFRS 4, Insurance Contracts. This standard has to be applied to practically all insurance contracts that lead to an insurance commitment for a company as well as to all reinsurance contracts that a company has concluded. IFRS 4 has to be applied for fiscal years that start on or after 1 January 2005.

In March 2004, the IASB approved IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. IFRS 5 stipulates that assets which are to be sold must be included at the lower of the book value on the one hand and their fair value less selling costs on the other hand. The standard also specifies when business units of a company must be classified as discontinued operations. IFRS 5 has to be applied from 1 January 2005 onwards.

In March 2004, the IASB published a supplement to the International Accounting Standard (IAS) 39, Financial Instruments: Recognition and Measurement, which issues instructions about fair value hedge accounting to protect a portfolio against interest rate risks. The supplement simplifies the implementation of IAS 39 by making it easier to use fair value hedge accounting to protect a portfolio against interest rate risks than in previous versions of the standard. The relevant changes to IAS 39 have to be applied to fiscal years that start on or after 1 January 2005. This supplement does, however, have to be applied earlier, if the revised versions of IAS 39 (revised in 2003) and IAS 32, Financial Instruments: Disclosure and Presentation (revised in 2003) are applied earlier.

In connection with the approval of IFRS 3 in March 2004, the IASB revised IAS 36, Impairment of Assets, and IAS 38, Intangible Assets, too. It is specified that goodwill and intangible assets with an indefinite useful life have to be subjected to at least annual impairment tests. If there are circumstances that make it reasonable to assume that impairment has taken place, additional impairment tests have to be carried out in the course of the year as well. The reversal of an impairment loss recognized for goodwill is not allowed. Intangible assets for which it cannot be determined specifically how long they will generate cash inflows for the company are treated as if their useful life were unlimited. Scheduled depreciation of such assets is not allowed; instead of this, they are subject to the same impairment tests as goodwill. The revised standards have to be applied for goodwill and intangible assets that result from business combinations from 31. March 2004 onwards and for other goodwill and all intangible assets for fiscal years that start on or after 31 March 2004.

In May 2004, the International Financial Reporting Interpretations Committee ("IFRIC") published the IFRIC Interpretation 1 (Changes in Existing Decommissioning, Restoration and Similar Liabilities). The interpretation covers the procedure to be adopted in the case of changes in decommissioning, restoration and similar liabilities that have been capitalized in the acquisition or production costs of property, plant or equipment and have at the same time been included as a provision. According to this interpretation, the amounts stated in the financial statements have to be adjusted not only when there are changes in the anticipated flows of funds and discounting rates but also when the liability increases in the course of time. IFRIC 1 applies to fiscal years that start on or after 1 September 2004. The LANXESS Group is currently in the process of determining how application of the standard will affect the asset situation, financial position and profitability of the Group.

In November 2004, the IFRIC published an amendment to SIC-12 (Consolidation Special Purpose Entities). This amendment includes equity compensation plans in the area covered by SIC-12. This means that a company which outsources the establishment of a share-based payment system to a trust fund (or a comparable company) is required to consolidate this fund when control can be exercised, if IFRS 2 (Share-Based Payment) is applied. Post-employment benefit plans and all other long-term benefits due to employees are no longer covered by SIC-12 in future, on the other hand. Logically enough, treatment of them in the financial statements is covered by the standard IAS 19 (Employee Benefits). The change applies to fiscal years that start on or after 1 January 2005. The LANXESS Group is not working on the assumption that application of this standard will have any major impact on the asset situation, financial position and profitability of the Group.

In November 2004, the IFRIC issued the IFRIC Interpretation 2 (Members' Shares in Cooperative Entities and Similar Instruments). The interpretation specifies under what circumstances interests in cooperatives must be classified as equity or liabilities. The interpretation applies for fiscal years that start on or after 1. January 2005. The LANXESS Group is not working on the assumption that application of this standard will have any major impact on the asset situation, financial position and profitability of the Group.

In December 2004, the IASB published a limited amendment to the standard IAS 39 (Financial Instruments: Recognition and Measurement) relating to the inclusion of financial assets and liabilities for the first time. The change includes a transitional arrangement for the retrospective application of the regulations for day one profit recognition. In contrast to the previous version of IAS 39 (of 31 March 2004), the amended standard gives companies an option that facilitates the switch to day one profit recognition and makes sure there is convergence between the IASB standards and the US regulations. The changes apply for fiscal years that start on or after 1 January 2005 as well as for earlier years when IAS 39 and IAS 32 (in the versions of 31 March 2004 in each case) have been applied in these fiscal years. The LANXESS Group is currently in the process of determining how application of the amended standard will affect the asset situation, financial position and profitability of the Group.

In December 2004, the IASB issued an amendment to IAS 19 (Employee Benefits). The amendment creates an additional option, which enables actuarial gains and losses from defined benefit pension commitments to be recognized immediately. The option is comparable to the rule in the British standard FRS 17 (Retirement Benefits), which provides for the recognition of all actuarial gains and losses outside the income statements in the form of a statement of equity movements ("statement of total recognized gains and losses"). The amendment also stipulates (a) that a contract between a multi-employer plan and the employers participating in it, in which it is specified how a surplus is to be distributed and how a deficit is to be funded, must be shown in the balance sheets, (b) how defined benefit pension commitments have to be stated in the individual financial statements of the companies participating in the plan and (c) what additional publication commitments the companies are required to meet. The amendment applies for fiscal years that start on or after 1. January 2006. The LANXESS Group is currently in the process of determining how application of the amended standard will affect the asset situation, financial position and profitability of the Group.

In December 2004, the IFRIC published the IFRIC Interpretation 3 (Emission Rights), This interpretation stipulates that emission rights as intangible assets must be stated at their fair value. IFRIC 3 applies for fiscal years that start on or after 1 March 2005. The LANXESS Group is currently in the process of determining how application of the standard will affect the asset situation, financial position and profitability of the Group.

In December 2004, the IFRIC published the IFRIC Interpretation 4 (Determining Whether an Arrangement Contains a Lease). IFRIC 4 stipulates what contracts must be disclosed as leasing contracts in accordance with the accounting rules of IAS 17 (Leases). IFRIC 4 applies for fiscal years that start on or after 1. January 2006. The LANXESS Group has already complied with this standard prematurely and applies the interpretation in its current financial statements. Application of the standard did not have any material impact on the asset situation, financial position and profitability of the Group.

In December 2004, the IFRIC published the IFRIC Interpretation 5 (Rights to Interests Arising From Decommissioning, Restoration and Environmental Rehabilitation Funds). This interpretation stipulates how capital inflows from funds are to be treated that have been established to cover costs of decommissioning, restoration and similar commitments. IFRIC 5 applies for fiscal years that start on or after 1 January 2006. The LANXESS Group is currently in the process of determining how application of the standard will affect the asset situation, financial position and profitability of the Group.

Principles applied in preparation of the Combined Financial Statements

Consolidation principles Capital consolidation is carried out in accordance with IAS 22 2003 (Business Combinations) and IFRS 3 2004 (Business Combinations) by offsetting the book values of equity interests against the pro rata revalued equity of the subsidies at the time of their acquisition. Identifiable assets and liabilities are included at their fair values. The difference is recognized as goodwill and is amortized on a scheduled basis. In accordance with IFRS 3, goodwill resulting from business combinations that are agreed on or after 31 March 2004 is no longer amortized on a scheduled basis; instead of this, it is subjected to an annual impairment test. The hidden reserves and charges that are identified are updated in subsequent consolidation in accordance with the corresponding assets and liabilities.

The write-ups and write-downs of shares in Group companies made in the individual financial statements in the fiscal year are reversed in the Combined Financial Statements.

Profits and losses, sales, expenses and income within the Group and the receivables and payables between consolidated companies are eliminated.

The impact on taxes on income of consolidation entries that affect earnings is taken into account and deferred taxes are included.

Jointly managed units are consolidated on a pro rata basis applying the same principles.

The Combined Financial Statements include the business transactions attributable to the LANXESS Group and the relevant business operations. Subsidiaries and joint ventures that individually and together have an insignificant impact on the asset situation, financial position and profitability are not consolidated. They are included in the Combined Financial Statements with the lower of their historical acquisition costs or fair values.

Equity interests on which the LANXESS Group exerts a major influence – generally on the basis of a shareholding of between 20% and 50% – are valued by the equity method, on the other hand. The acquisition costs of equity interests that are valued by the equity method are increased or reduced annually by the pro rata equity movements. When equity interests are included for the first time by the equity method, balances from initial consolidation are treated in accordance with the principles of full consolidation. Bayer Industry Services GmbH & Co. OHG is the only company valued by the equity method in the Combined Financial Statements in the 2004 fiscal year (previous year: –).

Currency translation All the receivables and payables in foreign currencies in the individual financial statements that form the basis for the Combined Financial Statements are valued at the exchange rate on the balance sheet date, irrespective of whether hedging has been carried out or not. Forward transactions that have the purpose – from the economic point of view – of hedging exchange rates are stated at their fair values.

The financial statements of units in foreign countries are translated into euros in accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates), applying the concept of the functional currency. In the majority of the equity interests this is the national currency, because these companies manage their business independently at the financial, economic and organizational level. Assets and liabilities are therefore translated at the exchange rate on the balance sheet date, whereas expenses and income are translated at the average annual rate.

If foreign companies are integrated in the business operations of Bayer AG to a large extent, the euro is considered to be the functional currency. Translation in these cases is by the time-based method with recognition in income. In accordance with this, property, plant and equipment, intangible assets, equity interests and securities held as fixed assets as well as the relevant depreciation charges are translated at the average exchange rates in the year of addition, all the other balance sheet items at the relevant year-end exchange rates and the expenses (except for depreciation) and income at the average exchange rates in the year under review.

The differences from the exchange rates on the qualifying date are shown separately in equity as a currency translation adjustment.

Currency translation adjustments were made for the transferred company shares in preparation of the Combined Financial Statements, too. It was assumed in this context that the ratio of the assets and liabilities transferred to the LANXESS Group to the net assets of the transferring Bayer company reflects the corresponding share of the currency translation adjustment.

When Group companies are deconsolidated, the relevant currency translation adjustment is reversed and recognized in income.

The euro exchange rates of major currencies changed as follows:

		2003	2004	2003	2004
1 €		Closing rate		Average rate	
Argentina	ARS	3.70	4.05	3.33	3.66
Brazil	BRL	3.66	3.62	3.47	3.64
Great Britain	GBP	0.70	0.71	0.69	0.68
Japan	JPY	135.05	139.65	130.96	134.40
Canada	CAD	1.62	1.64	1.58	1.62
Mexico	MXN	14.18	15.23	12.22	14.04
Switzerland	CHF	1.56	1.54	1.52	1.54
USA	USD	1.26	1.36	1.13	1.24

Accounting and valuation principles

Sales and other operating income Sales – after deduction of taxes and price reductions – are included at the time of delivery to the customer or rendering of the service. If the contractual agreements are that business transactions do not take effect until the customer has issued an appropriate acceptance statement, the relevant sales are not realized until the acceptance statement has been received or the deadline for submission of it has passed. Expenses incurred in connection with the formation of provisions for customer discounts are taken into account in the period in which sales are realized in accordance with the legal conditions. Payments relating to the sale or licensing of technologies or technological know-how are recognized in earnings immediately – as soon as the relevant agreements come into force – when all the rights and obligations with regard to the technologies concerned are transferred, on the basis of the contractual rules. If, on the other hand, rights continue to be held to the technology or if contractually agreed obligations still have to be met, the payments received are allocated according to the actual arrangements in each individual case. Income such as royalties, rental income, interest income or dividends are also allocated appropriately.

Research and development costs IAS 38 (Intangible Assets) specifies that research costs cannot be capitalized and development costs can only be capitalized if certain, precisely outlined conditions are met. According to these conditions, capitalization is always necessary when it is sufficiently certain that the development activity will lead to inflows of funds in future that cover the relevant development costs, too, in addition to the normal costs. All of a number of different additional criteria have to be met with respect to the development project and the product or process that is being developed. These conditions were not met either in the 2004 fiscal year or in the 2003 fiscal year.

Income Tax The taxes on income paid or owed in the individual countries as well as deferred taxes are shown as taxes on income. They were allocated according to the contributions to earnings of the company areas transferred. The calculation was based on national tax rates. The assumption applied in the case of the German LANXESS companies was not being included in the Bayer AG single tax entity. Losses carried forward were therefore allocated on a pro rata basis in accordance with this assumption and the basic principle followed in preparation of the Combined Financial Statements. The actual tax balance of the LANXESS Group in future depends on the legal structure and tax strategies of the LANXESS Group as an independent company. The domestic tax losses carried forward, which are being transferred to the LANXESS Group in accordance with § 15, paragraph 4, of the German Transformation Tax Act (UmwStG) and can exploited under the conditions of the general rules stipulated in § 8, paragraph 4, of the German Corporation Tax Act (KStG), have a particular impact on this, too. The LANXESS Group assumes that the domestic tax losses carried forward that are actually transferred will be considerably lower than the amounts allocated for the purposes of the Combined Financial Statements as per 31 December 2004. It is also expected as a result of the transition from the Combined Financial Statements as per 31 December 2004 to actual financial statements in the 2005 fiscal year that there will be a substantial reduction in the deferred taxes relating to differences in the timing of entries. Both of these factors have no effect on earnings but reduce equity.

Intangible assets Intangible assets acquired in return for payment are included at their acquisition costs. They are subject to scheduled depreciation in accordance with their useful life. Depreciation of intangible assets – not including the amortization of goodwill – is on a straight-line basis over a period of 3 to 15 years. Permanent reductions in value are accounted for by impairment charges. If the reasons for the impairment no longer apply, appropriate write-ups are made, that may not exceed the current book values. Scheduled depreciation in the fiscal year was allocated to the costs of the relevant functional areas.

Goodwill – from capital consolidation, too – is capitalized in accordance with IAS 22 2003 (Business Combinations) and is amortized on a straight-line basis over its probable useful life up to a maximum of 20 years. In accordance with IFRS 3 2004 (Business Combinations), goodwill resulting from business combinations arranged on or after 31 March 2004 is no longer amortized on a scheduled basis.

Goodwill is subject to regular impairment tests; appropriate impairment charges are made as and when necessary. In accordance with IAS 36 (Impairment of Assets), these impairments are determined on the basis of comparisons with the discounted anticipated future cash flows that are generated by use of the assets to which the relevant goodwill amounts are attributable. Amortization of capitalized goodwill is included in other operating expenses.

Intangible assets that are created internally are not capitalized. Development costs that are incurred with internally developed software during the application development phase are capitalized in the Group, however. Depreciation of these costs over the anticipated useful life starts with the first use of the software.

Property, plant and equipment Property, plant and equipment are valued at acquisition or production costs, less scheduled depreciation due to use. Impairments that go beyond the depreciation through actual use and are likely to be permanent are allowed for by making unscheduled depreciation charges. In accordance with IAS 36 (Impairment of Assets), such impairments are determined on the basis of comparisons with the discounted anticipated future cash flows of the relevant assets. If no future inflows of funds of their own can be attributed to these assets, the impairments are checked on the basis of the flows of funds of the relevant cash-generating unit. Appropriate write-ups are made when the reasons for the impairments no longer apply.

The production costs of internally created property, plant and equipment include not only the direct costs but also appropriate shares of the necessary material and production overheads. They include production-based depreciation and the pro rata costs of the company pension scheme and the voluntary fringe benefits provided by the company.

If the construction phase for items of property, plant and equipment extends over a lengthy period of time, the interest incurred on borrowed capital up to the date of completion is capitalized as part of the acquisition or production costs.

Costs of repairing property, plant and equipment are charged to income. They are capitalized if the costs lead to an expansion of or major improvement to the asset in question.

Property, plant and equipment are depreciated by the straight-line method, unless depreciation on a decreasing balance is necessary because of the actual use. Depreciation in the fiscal year was allocated to the costs of the relevant functional areas.

When property, plant and equipment are shut down, sold or abandoned, the profit or loss from the difference between the proceeds of sale and the residual book value is included in other operating income/expenses.

Scheduled depreciation is based on the following useful lives, which apply throughout the Group:

Buildings	20 to 50 years
Outdoor infrastructure	10 to 20 years
Plant installations	6 to 20 years
Machines and equipment	6 to 12 years
Laboratory and research equipment	3 to 5 years
Storage tanks and pipelines	10 to 20 years
Vehicles	5 to 8 years
Computer equipment	3 to 5 years
Fixtures and fittings	4 to 10 years

In accordance with IAS 17 (Leases), leased property, plant and equipment that, economically speaking, must be classified as asset purchases with long-term financing (financial leases) are included in the financial statements when they are acquired at the lower of their fair value or the present values of the leasing payments. Scheduled depreciation is carried out over the economic useful life. If it is uncertain whether title to the leased asset will be transferred at a later date, the term of the leasing contract is used as the basis if it is shorter. The payment commitments resulting from the future leasing charges are included in the financial statements as financial liabilities.

Investments Equity interests and securities held as fixed as-sets are classified as held-to-maturity or available-for-sale and are stated at amortized cost or fair value in accordance with IAS 39 (Financial Instruments: Recognition and Measurement). If there are signs of a reduction in value, an impairment test is carried out and the reduction in value is taken account of by making an impairment charge. Appropriate write-ups are made when the reasons for impairment charges no longer apply.

The equity interests valued by the equity method are included with their pro rata equity in accordance with the book value method.

Loans made interest-free or at low interest rates are stated with the present value, while the other loans are carried at amortized costs.

Financial instruments Financial instruments are economic transactions based on contracts that involve a right to funds. In accordance with IAS 32 (Financial Instruments: Disclosure and Presentation), they on the one hand include such original financial instruments as trade receivables and payables or financial receivables and financial payables. On the other hand, they also include derivative financial instruments that are used to hedge the risks represented by changes in exchange rates and interest rates. The entire financial instruments item is explained in greater detail in note (35).

Inventories In accordance with IAS 2 (Inventories), the inventories item shows the assets that are kept for sale in normal business operations (finished products and goods), that are in the process of being produced for sale (work in progress) or that are consumed in the course of production or the provision of services (raw, auxiliary and general materials). The inventories are valued at the lower of the acquisition or production costs (determined by the average method) and their net sales value, i.e. the proceeds of sale that can be achieved in normal business operations less the estimated production and sales costs.

The production costs include not only the direct costs but also appropriate shares of the fixed and variable material and production overheads that are needed, to the extent that they are incurred in connection with the production process.

The costs of the company pension scheme, company social facilities and voluntary fringe benefits provided by the company are also included, to the extent that they can be allocated to the production area. Administration costs are included to the extent that they are accounted for by the production area.

In view of the production characteristics of the LANXESS Group, work in progress and finished products are shown combined.

Other receivables and assets The other receivables and assets are stated at amortized costs. Write-downs, which are determined on the basis of the probable risk of default, are made where necessary.

Deferred taxes Deferred taxes are calculated in accordance with IAS 12 (Income Taxes). Deferred taxes are determined with respect to temporary differences between the values included for assets and liabilities in commercial and tax balance sheets, consolidation operations and realizable losses carried forward within the framework of the Bayer Group. The calculation is based on the tax rates anticipated in the individual countries at the time of realization. They in turn are based on the statutory rates in effect or enacted as of the balance sheet date.

When the deferred taxes from losses carried forward were being determined, a reduction was always made when it did not appear to be certain enough that it will actually be possible to use the losses carried forward from the point of view of the Bayer Group.

Since the losses carried forward actually transferred to the LANXESS Group within the framework of the spin-off are considerably lower than the amounts determined for the purposes of the Combined Financial Statements, it must be assumed that there will be a substantial reduction in the deferred taxes formed in this context.

We refer to the relevant information provided about the taxes on income in the section about the accounting and valuation principles.

Provisions The other provisions are valued in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) and, if necessary, IAS 19 (Employee Benefits), too, on the basis of the best possible estimate of the size of the commitment. To the extent that provisions are not due until more than one year and it is possible to estimate the payment amounts and times reliably, the relevant present value of the non-current part is determined by discounting. Details on pension provisions are provided in note (26).

If a change in estimates leads to a reduction in the size of the commitment, the provision is released to the appropriate extent and the income is credited to the functional areas that were originally involved in the formation of the provision.

The personnel provisions primarily include special annual payments, payments made to employees in connection with certain anniversaries and miscellaneous personnel costs. Reimbursements that can be expected from the German employment authorities in connection with the implementation of the part-time working scheme for older employees are included in receivables as soon as the conditions for these reimbursements have been met. The provisions relating to transactions with customers include in particular provisions concerning discount commitments.

The LANXESS Group also forms provisions for current or probable legal disputes, when they can be evaluated reasonably. These provisions cover all the estimated fees and legal costs as well as possible settlement costs. The size of the provisions are determined on the basis of information and cost estimates provided by the company's legal advisors. Such provisions are reviewed and adjusted regularly on at least a quarterly basis together with the company's legal advisors.

Liabilities Current liabilities are included with their repayment or redemption amount. Non-current liabilities as well as financial liabilities that do not represent the basic business transaction in a hedging context that meets the requirements of accounting rules are stated at amortized costs. Liabilities from financial leasing contracts are shown with the present value of the future lease payments.

Deferred income Grants made by third parties to promote investment are shown as deferred income and are released to income over the useful life of the relevant assets, in accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance).

Cash flow statement The cash flow statement shows how the cash and cash equivalents of the LANXESS Group changed in the course of the year under review by inflows and outflows of funds. The effects of acquisitions, divestments and other changes in the companies consolidated are eliminated in this context. In line with IAS 7 (Cash Flow Statements), a distinction is made between flows of funds from operating, investing and financing activities. The cash and cash equivalents shown in the cash flow statement include cash on hand, cheques and bank balances. They also include securities originally due within up to three months. The cash flow statement is supplemented by reconciliation with the cash and cash equivalents shown in the balance sheets.

The amounts reported by the foreign subsidiaries are generally translated at average annual exchange rates. Like in the balance sheets, the cash and cash equivalents are, however, translated at the exchange rate on the qualifying date. The impact of changes in the exchange rate on cash and cash equivalents is shown separately.

Global impairment tests: procedure and effects When assets are subjected to impairment tests within the LANXESS Group, the residual book values of the individual cash-generating units are compared with their recoverable amount, i.e. the higher of the net selling price and its value in use.

In accordance with the definition of a cash-generating unit, the strategic business units are used as cash-generating units. They represent the next reporting level below the reporting segments.

In the cases in which the book value of the cash-generating unit is higher than its recoverable amount, there is an impairment loss amounting to the difference. The goodwill of the strategic business unit concerned is amortized by the amount determined in this way in a first stage. Any remaining amount is divided up pro rata among the other assets of the strategic business unit concerned on the basis of the residual book values of each individual asset on the closing date for the financial statements.

The calculation of the value in use is based on the present value of the future payment, which is expected in view of the continued use by the strategic business unit and its disposal at the end of its useful life. The anticipated payments are based on the current, long-term planning of the Bayer Group.

Capital costs are calculated at Bayer as the average of equity and liabilities, weighted by the relevant fair values (WACC = Weighted Average Cost of Capital). The equity costs correspond to the yield expectations of the Bayer shareholders and are based on capital market information. The financing conditions of the ten-year Bayer corporate bond are used to determine the liability costs. In order to take account of the different yield/risk profiles of the different emphases in the operations, individual capital costs after taxes on income are calculated for the Bayer subgroups in the framework of the valued-oriented Group control procedures (value management system). These costs amount to 6.0% for LANXESS. This interest rate is converted into a capital cost rate before tax, which is used to discount the estimated payment transactions.

With respect to the fixed assets of the LANXESS Group, the following impairment losses were made for the 2003 and 2004 fiscal years:

Impairment losses	2003	2004
€ million		
Goodwill	**80**	**20**
of which Performance Rubber	–	–
of which Engineering Plastics	–	–
of which Chemical Intermediates	8	–
of which Performance Chemicals	72	20
Intangible assets, excluding goodwill	**84**	**–**
of which Performance Rubber	3	–
of which Engineering Plastics	54	–
of which Chemical Intermediates	1	–
of which Performance Chemicals	26	–
Property, plant and equipment	**824**	**48**
of which Performance Rubber	130	–
of which Engineering Plastics	302	21
of which Chemical Intermediates	322	27
of which Performance Chemicals	70	–
Total	**988**	**68**
of which Performance Rubber	133	–
of which Engineering Plastics	356	21
of which Chemical Intermediates	331	27
of which Performance Chemicals	168	20

The large write-downs that needed to be made in the 2003 fiscal year were attributable to negative economic developments in various areas of the business. They were due essentially to an expected intensification of disadvantageous external factors, such as a continuing unfavorable pricing environment, particularly higher raw material costs that it is only possible to recover from customers to a limited extent. Another reason was lower volume growth because of a tougher competitive situation, which needs to be seen in the context of global capacity underutilization, too. Lower economic growth expectations as well as sustained unfavorable exchange rate developments were further factors.

Changes in the Group Since the business of the LANXESS Group was only run to a limited extent in independent legal entities in the past and was managed instead to a large extent in joint legal entities together with other businesses of the Bayer Group, the Combined Financial Statements were based on the Bayer Group consolidated reporting system.

In addition to LANXESS AG, the Combined Financial Statements in the 2004 fiscal year include 34 companies (previous year: 34 companies) with operations that consist exclusively of business relevant to LANXESS.

LANXESS company	Bayer company in the past
Germany	
GVW Garnveredelungswerke GmbH, Goch	GVW Garnveredelungswerke GmbH, Goch
LANXESS Distribution GmbH, Cologne	Bayer Distribution Service GmbH, Cologne
RheinChemie Rheinau GmbH, Mannheim	RheinChemie Rheinau GmbH, Mannheim
Dorlastan Fibers & Monofil GmbH, Dormagen	Bayer Faser GmbH, Dormagen
LANXESS Kautschuk GmbH, Dormagen	Bayer Kautschuk Gesellschaft mit beschränkter Haftung, Dormagen
LANXESS Buna GmbH, Marl	Bayer Buna GmbH, Marl
Borchers GmbH, Langenfeld	Borchers GmbH, Langenfeld
IAB Ionenaustauscher GmbH Bitterfeld, Greppin	IAB Ionenaustauscher GmbH Bitterfeld, Greppin
LANXESS Europe GmbH & Co. KG, Leverkusen	Bayer Industrieprodukte GmbH & Co. KG, Leverkusen
ISL-Chemie GmbH & Co. KG, Kürten	ISL-Chemie GmbH & Co. KG, Kürten
DUBAY Polymer GmbH, Hamm	DUBAY Polymer GmbH, Hamm
PharmAgro GmbH, Leverkusen (only 2003)	PharmAgro GmbH, Leverkusen (only 2003)

LANXESS company	Bayer company in the past
Rest of Europe	
LANXESS Rubber N.V., Belgium	Bayer Rubber N.V., Belgium
LANXESS Elastomeres S.A.S, France	Bayer Elastomeres S.A., France
LANXESS Emulsion Rubber S.A.S., France (from 2004 onwards)	Bayer Elastomeres S.A., France
Borchers France S.A., France	Borchers France S.A., France
Sybron Chemical Industries Nederland B.V., Netherlands	Sybron Chemical Industries Nederland B.V., Netherlands
EUROPIGMENTS S.L., Spain	EUROPIGMENTS S.L., Spain
LANXESS Chemicals S.L., Spain	Bayer Chemicals S.L., Spain
Novochem 2000 S.A., Spain	Novochem 2000 S.A., Spain
LANXESS Limited, Great Britain	W. Hawley & Son Ltd., Great Britain
LANXESS B.V., Netherlands	Bayer Tanatex B.V., Netherlands
Sybron Chemicals Holdings B.V., Netherlands	Sybron Chemicals Holdings B.V., Netherlands
Sybron Chemicals International Holdings Ltd., Great Britain	Sybron Chemicals International Holdings Ltd., Great Britain
Sybron Kimyasal Ürünler Ticaret Limited Sirketi, Turkey (only 2003)	Sybron Kimyasal Ürünler Ticaret Limited Sirketi, Turkey (only 2003)
North America	
Rhein Chemie Corporation, USA	Rhein Chemie Corporation, USA
Sybron Chemical Holdings Inc., USA	Sybron Chemical Holdings Inc., USA
Far East/Oceania	
LANXESS Shanghai Pigments Co. Ltd., China	Bayer Shanghai Pigments Co. Ltd., China
LANXESS (Wuxi) Chemical Co. Ltd., China	Bayer Wuxi Leather Chemical Co. Ltd., China
Rhein Chemie (Qingdao) Co. Limited, China	Rhein Chemie (Qingdao) Co. Limited, China
LANXESS India Private Limited, India	Bayer Speciality, India
Rhein Chemie Japan Ltd., Japan	Rhein Chemie Japan Ltd., Japan
LANXESS K.K., Japan	Bayer Chemicals Japan Ltd., Japan
LANXESS Yaxing Chemical (Weifang) Company Ltd., China (from 2004 onwards)	-
Latin America/Africa/Middle East	
LANXESS Mining (Proprietary) Limited , South Africa	Bayer Holding (Pty) Ltd., South Africa
Chrome International South Africa (Pty) Ltd., South Africa	Chrome International South Africa (Pty) Ltd., South Africa

Four more companies, which have had business operations in the past that can be allocated mainly to the LANXESS Group, were also included on the basis of their individual financial statements, although the parts of the companies/business operations that can be allocated to the remainder of the Bayer Group were transferred to a new or existing Bayer company.

LANXESS company	Bayer company in the past
LANXESS Pty. Ltd., Australia	Bayer Chemicals Pty. Ltd., Australia
LANXESS ABS Limited, India	Bayer ABS Limited , India
Sybron Chemicals Inc., USA	Sybron Chemicals Inc., USA
LANXESS International Trading (Shanghai) Co. Ltd., China	Bayer International Trading (Shanghai) Co. Ltd., China

In the case of six of the above-mentioned companies, assets accounted for by the LANXESS business were also included which were transferred from companies that have business operations which are mainly staying with Bayer.

LANXESS company	Bayer company
	(legal entity carrying out the transfer)
LANXESS Europe GmbH & Co. KG, Leverkusen	Bayer Polymers Customer Services GmbH, Neuss
LANXESS B.V., Netherlands	Bayer B.V., Netherlands
LANXESS Limited, Great Britain	Bayer UK Limited, Great Britain
LANXESS Pty. Ltd. , Australia	Bayer Australia Limited, Australia
LANXESS India Private Limited, India	Bayer (India) Limited, India Bayer Polychem India Limited, India
LANXESS K.K., Japan	Bayer Ltd., Japan

20 companies (previous year: 18 companies) were in addition included in the Combined Financial Statements for the 2004 fiscal year that were established exclusively by transferring the assets that can be allocated to the LANXESS business. The number of companies also includes the seven Bayer service companies, which provided services for the LANXESS Group in the past.

LANXESS company	Bayer company
	(legal entity carrying out the transfer)
Germany	
LANXESS Deutschland GmbH, Leverkusen	Bayer MaterialScience AG, Leverkusen Bayer Chemicals AG, Leverkusen Bayer Business Services GmbH, Leverkusen Bayer Technology Services GmbH, Leverkusen Bayer MaterialScience S.r.l., Milan
LANXESS Accounting GmbH, Leverkusen	Euroservices Bayer GmbH, Leverkusen
LANXESS Belgien GmbH, Leverkusen (from 2004 onwards)	Bayer MaterialScience AG, Leverkusen
Rest of Europe	
LANXESS N.V., Belgium	Bayer Antwerpen N.V., Belgium Bayer International Comm. V., Belgium Bayer S.A.-N.V., Belgium Bayer International S.A., Belgium
LANXESS S.A.S., France	Bayer S.A.S., France
LANXESS S.r.l., Italy	Bayer S.P.A., Italy
LANXESS International S.A., Switzerland	Bayer International, Switzerland
LANXESS Holding Hispania, S.L., Spain	Bayer Hispania, S.A., Spain
LANXESS Styrenics S.L., Barcelona, Spain	Bayer Polimeros S.L., Barcelona
North America	
LANXESS Inc., Canada	Bayer Inc., Canada
LANXESS Corp., USA	Bayer Polymers LLC, USA Bayer Chemicals Corporation, USA Bayer Corporate and Business Services LLC, USA
Dorlastan Fibers LLC, USA	Bayer Polymers LLC, USA
Far East/Oceania	
LANXESS Hong Kong Ltd., Hong Kong	Bayer China Company Limited, Hong Kong Bayer Polymers, Hong Kong
LANXESS Chemical (Shanghai) Company Limited, China	Bayer China Ltd., China
LANXESS Pte. Ltd., Singapore	Bayer South East Asia Pte. Ltd., Singapore
LANXESS (Thailand) Co. Ltd., Thailand	Bayer Thai Company Limited, Thailand
Latin America/Africa/Middle East	
LANXESS S.A., Argentina	Bayer S.A., Argentina
LANXESS, S.A. de C.V., Mexico	Bayer de Mexico, S.A. de C.V., Mexico
LANXESS Industria de Produtos Quimicos e Plasticos Ltda., Brazil	Bayer S.A., Brazil
LANXESS (Pty) Ltd., South Africa	Bayer (Proprietary) Limited, South Africa

In the 2004 fiscal year, 10 companies (previous year: 9 companies) of minor overall importance to the asset situation, financial position and profitability of the Group were not consolidated.

The following companies are involved here:

LANXESS company	Capital interest
	%
Suberit Kork GmbH, Mannheim	100
LANXESS Europe Geschäftsführungs GmbH, Leverkusen	100
ISL-Chemie Geschäftsführungs GmbH, Leverkusen	100
Mineracao Comisa Ltda., Brazil	100
Comercial Andinas Ltda., Chile	99.5
Mineracao Cromina Ltda., Brazil	100
Sybron Chemicals UK Ltd., Great Britain	100
Sybron Chemicals (Shanghai) Ltd., China (only 2003)	100
1. BCh eV GmbH, Leverkusen	100
Rustenburg Chrome Mine Holdings (Pty) Ltd., South Africa (from 2004 onwards)	100
PharmAgro GmbH, Leverkusen (from 2004 onwards)	100

In the 2004 fiscal year, the 40% interest in Bayer Industry Services GmbH & Co. OHG, which was acquired with economic effect from 1 July, was valued by the equity method.

LANXESS company	Capital interest
	%
Bayer Industry Services GmbH & Co. OHG	40

There are also eight (previous year: eight) associated or other companies of minor importance to the asset situation, financial position and profitability of the Group. The following companies are involved here:

LANXESS company	Capital interest
	%
ARG Verwaltungs GmbH, Duisburg	16.67
ARG mbH & Co. KG, Duisburg	16.90
Treuhandgemeinschaft Deutscher Chemiefasererzeuger GmbH, Frankfurt	12.60
Studiengesellschaft Kohle mbH, Mülheim	4.50
Quimidroga Plasticos, S.A., Barcelona	40.00
Indaver N.V., Antwerp	0.44
Elemica Inc., Delaware, USA	9.48
Hidrax Ltda., Brazil	39.00

In the 2004 fiscal year, Chrome International, South Africa, was consolidated on a pro rata basis as a joint venture in accordance with IAS 31 (Financial Reporting of Interests in Joint Ventures). The joint venture had the following impact on the assets, liabilities, income and expenses of the Group:

	2004		2004
€ million		€ million	
Non-current assets	31	Income	16
Current assets	4	Expenses	–21
Pension provisions	0		
Other provisions	–1		
Financial liabilities	–44		
Other liabilities	–1		
Net assets	**–11**	**Net loss**	**–5**

No acquisitions were made in the 2003 and 2004 fiscal years. The business with organic pigments was sold to Sun Chemicals Group, USA, for € 46 million in the 2003 fiscal year. The purchase price was offset by asset disposals of € 41 million as well as transaction and other costs of € 5 million.

Notes to the combined income statement

(1) Sales Sales in 2004 were a total of € 458 million or 7.3% higher than in 2003 at € 6,773 million. There are both price and volume reasons for this increase. The negative change in exchange rates of € -172 million (-2.7%) had an opposite effect.

The targeted structure of the LANXESS Group on 1 July 2004 was reflected in the Combined Financial Statements. Transactions completed in the period from 1 January 2002 onwards relating to individual product groups – essentially the sale of the organic pigment business in 2003 – are, however, taken into account in the Combined Financial Statements at the time when they took economic effect.

Sales and their breakdown by segments can be found in the summary on pages 62/63.

(2) Research and development expenses In view of their particular importance, the research and development expenses are shown separately in the LANXESS Group in addition to the mandatory indication of costs of goods sold, selling expenses and general administration expenses.

(3) Other operating income

Other operating income	2003	2004
€ million		
Income from the release of provisions	11	14
Recognition of exchange rate hedges	11	9
Gains from sales of property, plant and equipment	0	4
Income from the reversal of write-downs of receivables and other assets	1	2
Miscellaneous operating income	34	78
	57	**107**

Adjustment of the impairment expenses of the previous year led to income of € 29 million, which is included in the miscellaneous operating income.

(4) Other operating expenses

Other operating expenses	2003	2004
€ million		
Amortization and impairment of acquired goodwill	-97	-27
Write-downs of trade receivables	-3	-15
Losses from the disposal of property, plant and equipment	-5	-6
Expenses from impairment write-downs, excluding goodwill	-908	-48
Miscellaneous operating expenses	-85	-109
	-1,098	**-205**

In the 2004 fiscal year, the global write-downs required led to additional expenses in the other operating expenses of € 68 million (previous year: € 988 million). Provisions of € 40 million for environmental protection and of € 20 million for legal disputes were made that are included in the miscellaneous operating expenses.

(5) Operating result (EBIT) A breakdown of the operating result by segments and regions can be found on pages 62/63.

In the context of the accounting for defined benefit pension plans, the balance of all the expenses and income was recorded in the operating result in the Bayer Group financial statements up to and including 31 December 2003. The consequence of this was that interest costs for funded pension obligations representing the increase in the present value of a defined benefit obligation in a period and the expected return on plan assets were shown in the operating result. Only the interest costs for unfunded pension obligations were recorded within the financial result.

In the LANXESS Combined Financial Statements, the interest costs are shown completely, i.e. also in the case of funded pension obligations, in the financial result, with retroactive effect in accordance with the procedure adopted by the Bayer Group from the 2004 fiscal year onwards. The same applies to the return on plan assets. With respect to the amortization of actuarial gains and losses, a distinction has to be made between whether the expenses arising from changes in actuarial assumptions result from the pension obligation or the plan assets. If the assumptions with respect to the pension obligation change, e.g. because of a change in wage and salary increases, the relevant expenses or income must be allocated to the operating function costs and therefore reduce or increase the operating result. Income or expenses arising from a change in the actual values compared with the actuarial assumptions in the context of valuation of the plan assets continued to be shown in the financial result.

(6) Result from investments The result from investments can be broken down as follows:

Result from investments	2003	2004
€ million		
Loss from investments in affiliated companies	0	-2
of which from companies included at equity € -4 million (2003: € 0 million)		
Income from profit transfer agreements	2	0
of which from affiliated companies € 0 million (2003: € 0 million)		
Write-downs of investments	-17	0
	-15	**-2**

(7) Interest expense – net The interest income and expense consists of:

Interest expense – net	2003	2004
€ million		
Income from other securities and loans included in investments	0	1
Other interest and similar income	12	2
of which from affiliated companies € 0 million (2003: € 0 million)		
Interest and similar expenses	-66	-49
of which to affiliated companies € 0 million (2003: € -1 million)		
	-54	**-46**

In accordance with IAS 17 (Leases), finance lease contracts are shown in property, plant and equipment, while the interest of € 5 million (previous year: € 5 million) included in the leasing payments is shown in the interest balance.

No interest was incurred in the financing of major investment projects during the construction phase.

(8) Other financial expenses and income The other financial expenses and income can be broken down as follows:

Other financial expenses and income	2003	2004
€ million		
Interest portion of interest-bearing provisions	-23	-33
Currency translation balance	-18	2
Miscellaneous financial expenses	-2	-1
Miscellaneous financial income	1	1
	-42	**-31**

(9) Income tax The taxes on income paid or owed in the individual countries as well as deferred taxes are shown as income tax. They were generally allocated according to the contributions to earnings of the business units transferred. The calculation was based on national tax rates. The assumption applied in the case of the German LANXESS companies was not being included in the Bayer AG. Losses carried forward were therefore consolidated in accordance with tax assessment and the basic principle followed in preparation of the Combined Financial Statements allocated on a pro rata basis.

The fact that the LANXESS Group was not an independent unit in the past restricts the information value of the taxes shown here. The actual tax result of the LANXESS Group in future depends on the legal structure and tax strategies of the LANXESS Group as an independent company. The domestic tax losses carried forward, which are being transferred to the LANXESS Group in accordance with § 15, paragraph 4, of the German Transformation Tax Act (UmwStG) and may be used under the conditions of the general rules stipulated in § 8, paragraph 4, of the German Corporation Tax Act (KStG), have a particular impact on this, too. The taxes on income shown here, including the deferred tax income, reflect the situation within the Bayer Group.

On the basis of their source, the income tax can be broken down as follows:

Income tax	2003	2004
€ million		
Loss before income tax		
Germany	-816	-100
Other countries	-592	80
	-1,408	**-20**
Income taxes paid or owed		
Germany	-11	-3
Other countries	23	-41
	12	**-44**
Deferred taxes		
From temporary differences	258	-15
From losses carried forward	142	72
	400	**57**
	412	**13**

The deferred tax expenses decreased by € 10 million in the previous year because of changes in the tax rates.

The deferred tax amounts are due to the individual balance sheet items as follows:

Deferred tax amounts	31.12.2003		31.12.2004	
€ million	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Intangible assets	45	1	22	5
Property, plant and equipment	129	300	102	253
Investments	–	–	–	4
Inventories	12	13	12	12
Receivables	3	14	2	56
Other current assets	0	17	20	12
Pension provisions	26	14	12	10
Other provisions	52	2	31	2
Liabilities	42	0	38	1
Losses carried forward	167	–	233	–
Valuation allowance for losses carried forward	-2	–	0	–
	474	**361**	**472**	**355**
of which non-current	364	316	370	272
Set-off*	-304	-304	-300	-300
	170	**57**	**172**	**55**

* According to IAS 12 (Income Taxes), deferred tax assets and liabilities should, under certain conditions, be offset, provided they relate to the same tax authority.

€ 2 million in deferred tax assets were eliminated in the 2003 fiscal year due to changes in the scope of the companies consolidated.

The existing tax losses carried forward can be used as follows:

Tax losses carried forward	31.12.2003	31.12.2004
€ million		
Within one year	4	2
Within two years	–	–
Within three years	–	–
Within four years	–	–
Within five or more years	416	589
	420	**591**

Deferred tax assets of € 233 million (2003: € 165 million) were recognized with respect to the amount of € 591 million (2003: € 420 million) of the total losses carried forward that are probably realizable. This led to deferred tax income of € 72 million (2003: € 142 million). The actual utilization of domestic losses carried forward is determined by the general rules of § 8, paragraph 4, of the German Corporation Tax Act (KStG). The LANXESS Group assumes that the domestic tax losses carried forward that are actually transferred will be considerably lower than the amounts allocated for the purposes of the Combined Financial Statements as per 31 December 2004. This will have no effect on earnings but will reduce equity.

The actual tax income of € 13 million in 2004 (previous year: € 412 million) differed by € 6 million (previous year: € 105 million) from the theoretical tax income of € 7 million (previous year: € 517 million), which would be the result of application of a weighted expected average tax rate to the earnings before tax of the legal entities and the spun-off business operations. This average rate is calculated from the tax rates expected for the individual Group companies and was 35.2% in 2004 (previous year: 36.7%).

The reasons for the difference between the expected and actual tax income in the Group can be summarized as follows:

	2003		2004	
	€ million	%	€ million	%
Theoretical tax income (+)	517	100	7	100
Increase in tax because of expenses that are not tax-deductible				
Scheduled goodwill amortization	-6	-1	-1	-14
Unscheduled goodwill amortization due to impairments	-29	-6	–	–
Other expenses relating to impairments	-57	-11	–	–
Other tax effects	-13	-2	7	100
Actual tax income (+)	**412**	**80**	**13**	**186**
Effective tax rate in %	29.3		65.0	

(10) Other taxes The other taxes of € 39 million (previous year: € 70 million) are included in the costs of goods sold, selling expenses, research expenses and general administration expenses. These are mainly taxes related to property, as well as taxes on electricity and other utilities.

(11) Minority interest The minority interest in income amounts to € 5 million (previous year: € 2 million). Losses attributable to minority interests were not made in 2004 (previous year: € 1 million).

(12) Earnings per share Due to the convertible bond issued in September 2004, there were option rights for the first time on 31 December 2004. The undiluted and diluted earnings per share were determined for the 2003 and 2004 fiscal years on the basis of the net income (loss) divided by the number of shares. 73,034,192 shares were taken as the basis for the undiluted earnings per share for the 2003 and 2004 fiscal years. The diluted earnings per share for the 2004 fiscal year were determined on the basis of 86,358,642 shares. In accordance with the specifications of IAS 33, the net income (loss) was adjusted to take account of the lower interest expenses.

(13) Costs of materials The costs of materials amounted to approx. € 2.6 billion (previous year: approx. € 2.4 billion). Since the Bayer Group did not prepare any separate financial statements for the business operations of the LANXESS Group before the decision was taken to spin them off, the costs of materials were based on Bayer Group reporting. The costs of materials shown here do not necessarily reflect the expenses that would have been incurred if separate reporting had already been carried out for the LANXESS Group on 1 January 2002. The central Group service functions, which were transferred to the operating units, may in particular lead to shifts between the primary and secondary costs in future.

(14) Personnel expenses Personnel expenses were € 160 million lower in 2004 at € 1,117 million, with changes in the exchange rates reducing the relevant expenses by € 29 million. Amounts due to the accrued interest for personnel provisions, particularly pension provisions, are not included as personnel expenses. They are shown as part of the financial result and the other financial expenses (see note [8]).

The personnel expenses include wages and salaries of € 850 million (previous year: € 932 million) as well as social security contributions and similar expenses of € 267 million (previous year: € 345 million), € 86 million of which are accounted for by pension expenses (previous year: € 141 million). The limitation on the information value of the costs of materials apply accordingly to the personnel expenses.

(15) Employees The breakdown of the number of employees on 31 December 2004 by the operating functional areas was as follows:

Employees by operating functional areas	2003	2004
Marketing	3,648	3,460
Technology	14,213	13,711
Research	887	670
Administration	1,675	1,818
	20,423	**19,659**

(16) Intangible assets Changes in intangible assets in 2004 were as follows:

Changes in intangible assets 2004

€ million	Concessions, industrial property rights and similar rights and assets as well as licences to such rights and assets	Acquired goodwill	Advance payments	Total
Gross carrying amounts on 31.12.2003	268	137	15	420
Exchange differences	-6	-1	–	-7
Changes in the scope of consolidation	–	–	–	–
Acquisitions	–	–	–	–
Capital expenditures	4	–	–	4
Retirements	-4	-108	–	-112
Transfers	15	–	-12	3
Gross carrying amounts on 31.12.2004	**277**	**28**	**3**	**308**
Accumulated amortization and write-downs on 31.12.2003	-221	-99	-1	-321
Exchange differences	5	1	–	6
Changes in the scope of consolidation	–	–	–	–
Amortization and write-downs	-12	-27	–	-39
of which unscheduled	–	-20	–	-20
Reversals	–	–	–	–
Retirements	3	108	–	111
Transfers	–	–	–	–
Accumulated amortization and write-downs on 31.12.2004	**-225**	**-17**	**-1**	**-243**
Net carrying amounts on 31.12.2004	**52**	**11**	**2**	**65**

The assets of the foreign companies are translated into euros at the beginning and end of the year using the exchange rates on these dates, whereas all the changes during the year are translated at average annual rates. This translation method is also applied as a fundamental rule for goodwill and revaluation amounts created by acquisitions at companies outside the euro zone. The exchange rate adjustments resulting from the differences in translation are shown separately.

(17) Property, plant and equipment The property, plant and equipment item developed as follows in 2004:

Changes in property, plant and equipment 2004

€ million	Land and buildings	Technical equipment and machinery	Other fixtures, fittings and equipment	Advance payments and assets under construction	Total
Gross carrying amounts on 31.12.2003	1,363	5,529	184	207	7,283
Exchange differences	-18	-66	-4	–	-88
Changes in the scope of consolidation	–	–	–	–	–
Acquisitions	–	–	–	–	–
Capital expenditures	20	47	6	202	275
Retirements	-117	-208	-19	-1	-345
Transfers	28	167	29	-227	3
Gross carrying amounts on 31.12.2004	**1,276**	**5,469**	**196**	**181**	**7,122**
Accumulated depreciation and write-downs on 31.12.2003	-1,041	-4,521	-169	-1	-5,732
Exchange differences	13	54	4	–	71
Changes in the scope of consolidation	–	–	–	–	–
Depreciation and write-downs	-27	-192	-12	-27	-258
of which unscheduled	-2	-26	-1	-27	-56
Reversals	–	–	–	–	–
Retirements	109	190	17	2	318
Transfers	2	–	13	-15	–
Accumulated depreciation and write-downs on 31.12.2004	**-944**	**-4,469**	**-147**	**-41**	**-5,601**
Net carrying amounts on 31.12.2004	**332**	**1,000**	**49**	**140**	**1,521**

The currency translation principles explained in the section about intangible assets are applied here accordingly.

Assets of € 36 million (previous year: € 53 million) that are used on the basis of finance lease contracts are included in the property, plant and equipment shown in the financial statements; their gross value on the balance sheet date amounted to € 89 million (previous year: € 126 million).

What these assets essentially involve are technical equipment and machinery and buildings with a book value of € 18 million and a gross value of € 66 million (previous year: book value of € 38 million and gross value of € 107 million) and a book value of € 17 million and a gross value of € 23 million (previous year: book value of € 13 million and gross value of € 18 million). In the case of the buildings, the present value of the future minimum lease payments covers substantially all of the costs of the acquisition or title.

The property, plant and equipment also include rented/leased products of minor importance leased to other parties, provided the lease does not constitute a finance lease as defined by IAS 17 (Leases) on the basis of the contracts concluded. However, if the lessee is to be regarded as the economic owner, a receivable is capitalized in the current assets that amounts to the discounted future lease payments.

(18) Investment Changes in investments in 2004 were as follows:

Changes in investments 2004

€ million	Shares in affiliated companies	Loans to subsidiaries	Investments in affiliated companies: Associated companies	Investments in affiliated companies: Other companies	Loans to other affiliated companies	Other securities	Other loans	Total
Gross carrying amounts on 31.12.2003	5	–	0	18	34	3	–	60
Exchange differences	–	–	–	–	–	–	–	–
Changes in the scope of consolidation	–	–	–	–	–	–	–	–
Changes in fair value	–	–	–	–	–	–	–	–
Acquisitions	–	–	–	–	–	–	–	–
Other additions	–	–	48	1	–	–	–	49
Valuation at equity	–	–	–4	–	–	–	–	–4
Retirements	–	–	–	–	–	–	–	–
Transfers	–	–	–	–	–9	–	9	–
Gross carrying amounts on 31.12.2004	**5**	**–**	**44**	**19**	**25**	**3**	**9**	**105**
Accumulated write-downs on 31.12.2003	–3	–	–	–17	–	–	–	–20
Exchange differences	–	–	–	–	–	–	–	–
Changes in the scope of consolidation	–	–	–	–	–	–	–	–
Write-downs in 2004	–	–	–	–	–	–	–	–
Write-ups	–	–	–	–	–	–	–	–
Retirements	–	–	–	–	–	–	–	–
Transfers	–	–	–	–	–	–	–	–
Accumulated write-downs on 31.12.2004	**–3**	**–**	**–**	**–17**	**–**	**–**	**–**	**–20**
Net carrying amounts on 31.12.2004	**2**	**–**	**44**	**2**	**25**	**3**	**9**	**85**

The currency translation principles explained in the section about intangible assets are applied here accordingly.

(19) Inventories € 29 million (previous year: € 25 million) of the inventories of € 1,151 million (previous year: € 1,096 million) available on 31 December 2004 were stated at their net realizable value.

The inventory breakdown is as follows:

Inventories	31.12.2003	31.12.2004
€ million		
Raw materials and supplies	185	211
Work in progress, finished goods and goods purchased for resale	909	939
Advance payments	2	1
	1,096	**1,151**

The inventory write-downs developed as follows:

Inventory write-downs	31.12.2003	31.12.2004
€ million		
Balance at the beginning of the year	–62	–56
Additions charged to expenses	–34	–25
Exchange differences	1	1
Deductions/utilization	39	17
Balance at the end of the year	**–56**	**–63**

(20) Trade receivables Trade receivables include write-downs of € 26 million (previous year: € 22 million), which were necessary because of the probable risk of default.

€ 1,130 million (previous year: € 990 million) of the total trade receivables are due within one year and € 7 million (previous year: –) are due after one year. € 4 million (previous year: € 3 million) of the trade receivables were from associated companies and € 1,133 million (previous year: € 987 million) were from other customers. There were trade receivables of € 107 million (previous year: € 75 million) from companies in the Bayer Group, which represent third parties from the point of view of the LANXESS Group. There were no trade receivables from affiliated companies in either the 2003 fiscal year or the 2004 fiscal year.

The total receivables write-downs developed as follows:

Receivables write-downs	31.12.2003	31.12.2004
€ million		
Balance at the beginning of the year	–25	–22
Additions charged to expenses	–3	–12
Exchange differences	1	1
Deductions/utilization	5	7
Balance at the end of the year	**–22**	**–26**

(21) Other receivables and other assets Other receivables and other assets are generally carried at amortized costs less write-downs of € 1 million (previous year: € 3 million).

They can be broken down as follows:

Other receivables and other assets	31.12.2003	31.12.2004
€ million		
Loan receivables	256	0
Pension assets in excess of obligations	89	113
Claims for tax refunds	28	73
Lease payments receivable	20	17
Receivables from derivative financial instruments	4	23
Receivables from employees	2	1
Other receivables	155	136
	554	**363**

Interest receivables from loans essentially include interest to be received after the balance sheet date.

There were no other receivables from other affiliated companies in the 2004 fiscal year (previous year: € 1 million). Other receivables from companies belonging to the Bayer Group, which have to be classified as third parties from the point of view of the LANXESS Group, totalled € 51 million (previous year: € 332 million). There were no receivables from associated companies.

€ 126 million of the other receivables and other assets had a residual term of more than one year (previous year: € 107 million).

Receivables from leases in which the customers must be considered the economic owners of the assets leased (finance leases) amounted to € 17 million (previous year: € 20 million).

The total lease payments are due as follows:

Lease payments			
€ million	Lease payments	Interest included	Leasing receivable
2005	1	0	1
2006	1	0	1
2007	1	0	1
2008	1	0	1
2009	1	0	1
After 2009	12	0	12
	17	**0**	**17**

(22) Cash and cash equivalents

Cash and cash equivalents	31.12.2003	31.12.2004
€ million		
Securities and promissory notes	0	0
Cheques, cash on hand, bank balances	13	72
	13	**72**

Securities originally due within up to three months are shown in the "Cheques, cash on hand, bank balances" item because of their highly liquid character.

(23) Prepaid expenses € 8 million of the total amount of the prepaid expenses item are likely to be used in 2005 (previous year: € 13 million).

(24) Equity As has already been explained in the "Basis for financial statement reporting" section, the Combined Financial Statements of the LANXESS Group for the 2003 and 2004 fiscal years were based on the Bayer Group reporting system. The spun-off operations were allocated to the LANXESS Group for the 2003 and 2004 fiscal years in this context. In accordance with the assumptions, the net debt assigned as per 30 June 2004 in line with the funding structure for 2003 and 2004 was taken into account on this basis for the cash and cash equivalents and equity/liability structure in the Combined Financial Statements of the LANXESS Group.

On the basis of the assumptions, the total equity therefore represents a difference between assets and liabilities determined from the spun-off business operations, including the allocation of net debt for the 2003 and 2004 fiscal years, which were combined in the LANXESS Group, less the accumulated contributions to earnings and other changes in equity of the combined business operations.

It can be assumed that the equity of the LANXESS Group will decrease with the transition from the Combined Financial Statements to actual financial statements in the 2005 fiscal year, since the actually transferred domestic tax losses carried forward will be considerably lower than the amounts allocated for the purposes of the Combined Financial Statements as per 31 December 2004 and since – in addition – a substantial reduction in the deferred tax items attributable to temporary differences is expected as a result of the transition.

(25) Minority interests The minority interests in the 2003 and 2004 fiscal years related essentially to the external interests held in the equity of LANXESS ABS Ltd., India, Novochem, Alcantarilla, DUBAY GmbH, Hamm, EUROPIGMENTS S.L., Spain, and RheinChemie, China.

(26) Provisions for pensions and other post-employment benefits The LANXESS Group provides retirement benefits for most employees, either directly or by paying contributions to independently administered funds.

The Group benefits vary according to the legal, tax and economic situation in the country concerned and are generally based on the employees' length of service and pay. The commitments consist not only of pensions that are already being paid but also of rights to pension payments in future.

The presentation of the pension obligations in the Combined Financial Statements and the obligations transferred was based on separate actuarial reports for the periods ending 31 December 2003 and 31 December 2004, which in turn were based on lists of the employees transferred on the qualifying date for the financial statements. The obligations were determined mainly at the individual employee level; allocation via allocation keys was only made in exceptional cases as per 31 December 2003.

Specific national or company rules govern the pension rights of employees who had already retired before 1 July 2004 or who had left the company with vested rights before this date.

Retirement benefits are provided under both defined contribution and defined benefit plans.

In the case of the defined contribution plans, the company pays contributions to public or private pension insurance organizations on the basis of legal or contractual rules or on a voluntary basis. Once the company has paid the contributions, it has no more payment obligations.

The current contribution payments are shown as expenses incurred in the year in question in the functional costs and thus in the operating result; in the 2004 fiscal year, they amounted to a total for the Group of € 47 million (previous year: € 51 million).

All the other retirement benefit plans are defined benefit plans, with a distinction being made between unfunded and funded pension plans. Total expenses in connection with defined benefit plans in 2004 amounted to € 47 million (previous year: € 58 million), which are included in the functional costs, except for the interest costs incurred, the expected return on plan assets and that share of the amortized actuarial losses that is attributable to the plan assets.

In view of their pension character, the commitments entered into by the US Group companies with respect to the medical expenses incurred by their employees after they retire are in particular shown in the pension provisions, too. For health care costs, the valuation is based on the assumption that they will increase at an annual rate of 5% in the long term. Early retirement benefits and other old-age pension benefits provided when employment contracts are terminated that have the character of an obligation similar to a pension are a further element of the pension provisions. Like pension obligations, these obligations amounting to € 114 million (previous year: € 129 million) are determined in accordance with the international standards. In the 2004 fiscal year, there were changes to the general conditions of the medical expenses plan in the USA, which involve the employees participating in the plan paying a larger proportion of the costs in the form of higher deductibles and shares of the contribution payments. A maximum limit on the annual contribution payments to be paid by the companies was also introduced. In accordance with IAS 19, the changes involve a plan adjustment, which therefore reduces the expenses for pension rights earned in previous years. In addition to the effect of € 8 million attributable to this, the other post-employment benefit obligation is reduced by € 22 million as a result of plan changes in the context of the spin-off of the LANXESS operations from the Bayer Group. In total, the expenses relating to other post-employment benefit obligations amount to € 14 million for the 2004 fiscal year (previous year: € 63 million). They are made up of expenses of € 13 million (previous year: € 57 million) for service costs incurred in 2004, interest costs of € 6 million (previous year: € 5 million), amortization of actuarial losses of € 2 million (previous year: € 1 million) and € 7 million (previous year: –) gained from subsequent adjustments of pension entitlements.

The costs for the pension plans can be broken down as follows:

€ million	31.12.03	31.12.04	31.12.03	31.12.04
	Pension obligations		Other post-employment benefit obligations	
Service cost	38	30	57	13
Past service cost	2	5	–	–5
Interest cost	61	48	5	6
Expected return on plan assets	–51	–41	–	–
Amortization of actuarial losses (+)/gains (–)	8	10	1	2
Plan curtailments and settlements	–	–5	–	–2
	58	**47**	**63**	**14**

The pension provisions for the defined benefit pension plans are determined by the projected unit credit method in accordance with IAS 19 (Employee Benefits). In this method, the future benefit obligations are valued by applying actuarial methods and a conservative assessment of the relevant influencing factors. Pension funds and obligations are valued at regular intervals. A period of three years is not exceeded in this context; comprehensive actuarial reviews are made every year in the case of all significant funds.

The pension benefit payments that can be expected after retirement on the basis of a dynamic assessment are spread out over the entire service life of the employees, with future changes in income being taken into account, too.

The legally independent Bayer-Pensionskasse VvaG (Bayer Pensionskasse) is a private insurance company and is therefore subject to German insurance supervision legislation. Bayer guarantees the contractual commitments of the Bayer Pensionskasse. For the purposes of IFRS accounting, the Bayer Pensionskasse is therefore classified as a defined benefit plan.

The capital investment policy of the Bayer Pensionskasse is based not only on compliance with the general specifications of supervisory legislation but also on the risk structure resulting from the commitments that have been entered into. The Bayer Pensionskasse has developed a strategic portfolio profile that is in line with the risks, taking this basis and the development of the capital market into account. This investment strategy focusses primarily on strict downside risk management and less on absolute yield maximization. It can be expected that the investment policy defined in this way will enable a return on capital to be generated that guarantees the long-term fulfilment of the commitments.

Actuarial calculations and estimates are essential in all defined benefit pension plans. Alongside assumptions about life expectancy, the following calculation parameters play a role, which depend on the economic situation in the country concerned:

	31.12.2003	31.12.2004
in %	Parameters used	
Interest rate	5.50% to 6.25%	4.50% to 6.00%
Expected income development	2.75% to 4.25%	2.25% to 4.30%
Expected pension development	1.25% to 2.75%	1.00% to 2.50%
Average employee turnover (depending on age and sex)	Past experience	Past experience
Expected return on plan assets	6.25% to 8.25%	5.25% to 8.25%

The early retirement benefit obligations are calculated according to the anticipated medium-term requirements, applying an interest rate of 3.25% (previous year: 3.50%).

	31.12.03	31.12.04	31.12.03	31.12.04
€ million	Pension obligations		Other post-employment benefit obligations	
Defined benefit obligation				
Benefit obligations at the beginning of the year	1,007	1,118	90	146
Service cost	38	30	57	13
Interest cost	61	48	5	6
Employee contributions	10	7	–	–
Plan changes	2	2	–	-30
Plan settlements	–	1	–	–
Actuarial gains (–)/losses (+)	31	119	8	10
Translation differences	-3	-5	-7	-5
Pension benefits paid	-28	-28	-7	-3
Acquisitions/mergers/migration	–	16	–	–
Divestments	–	–	–	–
Plan curtailments	–	2	–	-3
Benefit obligation at the end of the year	**1,118**	**1,310**	**146**	**134**
Fair value of plan assets				
Plan assets at the beginning of the year	748	812	–	–
Actual return on plan assets	42	71	–	–
Acquisitions/mergers/migration	–	18	–	–
Divestments	–	–	–	–
Plan settlements	0	2	–	–
Translation differences	1	-4	–	–
Employer contributions	39	47	7	3
Employee contributions	10	7	–	–
Pension benefits paid	-28	-28	-7	-3
Plan assets at the end of the year	**812**	**925**	**0**	**0**
Funded status	**-306**	**-385**	**-146**	**-134**
Unrecognized past service costs	1	0	–	-4
Unrecognized transition obligation	–	–	–	–
Unrecognized actuarial gains (–)/ losses (+)	243	323	17	24
Asset limitation	-128	-129	–	–
Net recognized liability at the end of the year	**-190**	**-191**	**-129**	**-114**
Amounts shown in the balance sheet				
Prepaid benefit assets	89	113	–	–
Provisions for pension and other post-employment benefits	-279	-304	-129	-114
Net recognized liability	**-190**	**-191**	**-129**	**-114**

€ 353 million (previous year: € 283 million) of the defined benefit obligation for pensions relate to unfunded benefit obligations, while € 957 million (previous year: € 835 million) relate to funded benefit obligations. The defined benefit obligation for other post-employment benefits is completely unfunded and amounts to € 134 million (previous year: € 146 million). Pension benefit obligations amounting to € 16 million and associated plan assets of € 18 million were migrated in the course of the spin-off of the LANXESS operations from the Bayer Group.

The funded pension plans are overfunded by € 19 million (previous year: € 60 million) and underfunded by € 51 million (previous year: € 83 million).

Adjustment amounts between the defined benefit obligations – after deduction of the fund assets – and the provision that have not yet been charged to earnings are mainly due to actuarial gains or losses in connection with employee turnover and deviations between actual income trends as well as asset developments and the assumptions when the calculations were made.

If the fund assets exceed the relevant obligation, the excess amount is included in other receivables and other assets, taking into account the asset limitation specified in IAS 19 (Employee Benefits). The amounts included in the balance sheet are recognized in earnings over the expected average remaining service time of the active employees, in line with IAS 19. What is known as the corridor method is applied when determining the proportion of the actuarial gains and losses that affect earnings.

The net commitment stated in the balance sheet is included in the following items:

€ million	2003	2004
Provisions for pensions and other post-employment benefits	–408	–418
Other assets	89	113
Net recognized liability	**–319**	**–305**

The provisions for pensions and similar commitments developed as follows in the balance sheets:

€ million	1.1.2004	Change in the scope of consolidation	Currency effects	Allocations	Utilization	Reversal	31.12.2004
Provision for pensions and other post-employment benefits	408	–	–4	72	–50	–8	418

(27) Other provisions

The individual provisions are as follows:

Other provisions	31.12.2003		31.12.2004	
€ million	Total	Of which due within less than one year	Total	Of which due within less than one year
Personnel provisions	234	73	243	93
Provisions/transactions with customers	40	32	64	64
Provisions for environmental protection	42	4	88	14
Tax provisions	22	11	26	18
Provisions for restructuring	21	21	5	5
Miscellaneous provisions	46	12	55	49
	405	**153**	**481**	**243**

The provisions developed as follows in 2004:

€ million	1.1.2004	Change in the scope of consolidation	Currency effects	Allocations	Utilization	Reversal	31.12.2004
Personnel	234	–	–1	117	–94	–13	243
Transactions with customers	40	–	–1	57	–28	–4	64
Environmental protection	42	–	–2	52	–3	–1	88
Tax	22	–	–	20	–14	–2	26
Restructuring	21	–	–	3	–8	–11	5
Others	46	–	–	42	–13	–20	55
Total	**405**	**–**	**–4**	**291**	**–160**	**–51**	**481**

Participation programmes The Bayer Group introduced an participation programme consisting of three different plans for different groups of employees for the first time in 2000. What is involved in the case of members of the Management Board of Bayer AG and staff at the top management levels is a share option plan, while there is a share incentive plan for the middle management and a share participation plan for the rest of the management and the employees covered by collective agreements. The condition for participation in the share option plan, the share incentive plan and module 1 of the share participation plan is in each case a personal investment in Bayer shares, which then have to be kept in a special deposit.

On the condition that the employees do not sell their shares throughout the term of the share incentive plan and the share participation plan, the company makes incentive payments by a system with certain timing and volume specifications. In module 2 of the share participation plan, the employees have the opportunity to buy Bayer shares for a reduced price. To the extent that the commitments from the employee participation programmes exist towards employees of the LANXESS Group, these commitments were transferred to the LANXESS Group.

Provisions for environmental protection The LANXESS Group's business is subject to extensive laws and regulations in the countries in which its operations are carried out and it which it owns property. Compliance with laws and regulations about environmental protection can therefore mean that the Group is required to eliminate or minimize the impact of the storage or emission of chemicals at various locations. The effect of some of these laws and regulations is that a company which currently is or in the past was owner of a location or has operated equipment there is made liable to pay compensation for the costs that are incurred in eliminating hazardous substances on or below the surface of a site or in making them harmless. The liability to pay compensation may be irrespective of whether the owner or the equipment operator was aware of the contamination or whether he caused it himself and it does not matter either whether the contamination was legally permissible or not at the time when it was originally caused. Since many of the production locations have already been used for industrial purposes for a long time, it is impossible to specify exactly what impact such laws and regulations will have on the LANXESS Group in future.

As can be expected with companies in the chemical and related industries, there has been contamination of the soil and groundwater at individual locations in the past; such contamination could occur or be discovered at other locations, too. Claims are being made by federal or state regulation authorities in the United States as well as by private organizations and individuals. They involve the restoration of locations and land that the LANXESS Group has acquired ownership of from Bayer AG, at which products were manufactured by third parties in the context of contract production agreements or at which waste from production facilities within the LANXESS Group were treated, stored or disposed of.

There are potential liabilities relating to investigation and restoration costs at a number of locations, e.g. on the basis of the US environmental protection legislation generally known as "Superfund", the American Federal Resource Conservation and Recovery Act and similar American state laws. At most of the US locations affected, numerous companies – including the LANXESS Group – have been informed that the US environmental protection authorities, state authorities and private individuals are working on the assumption that the companies concerned may be responsible for restoration measures in accordance with the Superfund or similar laws. The LANXESS Group is the only company responsible at other US locations. The proceedings have reached different stages at the individual locations. The restoration process has already been initiated at most locations.

At the end of 2004 and 2003, the LANXESS Group had made total provisions of € 88 million and € 42 million to cover environmental protection commitments. These environmental protection provisions relate primarily to land reclamation, the restoration of contaminated locations and the retrofitting of landfill sites as well as recultivation and water protection measures. The environmental protection provisions are determined by discounting when environmental investigations or restoration measures are probable, the costs can be estimated reliably enough and no future benefits are expected from these measures. Significant factors in compiling the cost estimates are, for example, past experience in comparable cases, reports about environmental measures, the current costs and new developments that influence the costs, our interpretation of the present environmental legislation and regulations, the number and financial situation of the external companies that may also be obliged to reimburse costs at the different locations because of joint liability and the restoration methods that will probably be used.

It is difficult to estimate the future costs of the environmental protection and restoration measures, particularly in view of the many uncertain factors, relating above all to the laws, the regulations and the information that is available about the circumstances in the different countries and at the various locations. Considering this situation and taking its past experience with similar environmental protection incidents into account, the LANXESS Group assumes that the existing provisions are adequate – on the basis of the information available at the present time. Due to the inherent difficulties that are faced in this area when trying to estimate obligations accurately, it cannot be guaranteed that no additional costs above and beyond the provision amounts will be incurred. It is possible that a final settlement of these cases will require additional expenditure above and beyond the existing provisions for a longer period and to an extent that cannot be estimated reasonably. It is, however, assumed that if any such additional amounts were even incurred, they would not have any major impact on the asset situation, financial position and profitability of the Group.

Legal risks The LANXESS Group is involved in a number of legal disputes directly or indirectly via reimbursement commitments to the Bayer corporate operations. As a chemical company with international operations, it currently faces – and could in future continue to face – legal action in the course of its normal business operations, such as in connection with competition and cartel law as well as former waste disposal processes and environmental emissions in relation to chemicals.

The outcome of currently pending and future proceedings cannot be predicted with any certainty, so that court decisions may lead to additional expenses that are not covered either completely or at all by relevant insurance contracts and may have a major impact on the business and profitability of the LANXESS Group. If the LANXESS Group loses in proceedings by which it aims to enforce its patent rights, this could lead to a reduction in future earnings, if other manufacturers are as a result allowed to market products that the LANXESS Group or its predecessors developed.

Law suits and legal proceedings generally raise difficult and complicated legal issues and are subject to great uncertainty. The circumstances of every individual case, the jurisdiction in which the law suit is filed and the applicable law can, for example, vary. When a legal dispute is settled, the LANXESS Group can be obliged to make payments that exceed the provisions it has made and the insurance cover that has been obtained. It is possible that the profitability and cash flow of the LANXESS Group will be affected significantly by the unfavorable outcome of a legal dispute.

With regard to current risks in connection with cartel law, reference is made to the information provided about this in the section about contingent liabilities and other financial commitments (note [33]).

Restructuring expenses € 3 million were spent on restructuring measures in total in 2004. This overall amount consists in particular of compensation for redundancies. Most of the compensation for redundancies and the other expenses in 2004 will lead to payments in 2005.

The provisions for restructuring developed as follows in 2004:

€ million	Severance payments	Other costs	Total
Balance on 1.1.2004	16	5	21
Additions	2	1	3
Utilization	-14	-5	-19
Exchange differences	0	0	0
Balance on 31.12.2004	**4**	**1**	**5**

The other costs essentially include demolition expenses and other charges associated with the abandonment of production facilities.

(28) Financial liabilities The total financial liabilities can be broken down as follows:

Financial liabilities	31.12.2003		31.12.2004	
€ million	Total	Of which due within one year	Total	Of which due within one year
Liabilities to banks	41	3	57	21
Liabilities from leasing contracts	86	9	82	27
Other financial liabilities	1,315	1,221	1,068	1,028
	1,442	**1,233**	**1,207**	**1,076**

The total financial liabilities were due as follows on 31 December 2004:

Year due	
€ million	
2005	1,076
2006	6
2007	28
2008	7
2009	41
2010 and later	49
	1,207

On the basis of the net debt target that was set for the time when the spin-off took legal effect, all the financial commitments that were included in the historical financial statements of what are known as the share deal companies and could be allocated directly were assigned to the LANXESS Group. In line with the assumptions made, external funding was included on the basis of this in order to provide the overall financial resources planned for the LANXESS Group. This external funding has been classified as a current financial liability at the present time. Current financial liabilities totalled € 1,076 million (previous year: € 1,233 million). Their weighted average interest rate was 4.1% (previous year: 4.6%). The convertible bond amounting to € 200 million that was issued to Bayer AG on 15 September 2004 is included in the current financial liabilities. Most of the financial liabilities allocated to the LANXESS Group are either unsecured or have the same priority level.

Liabilities from leasing contracts are included in the balance sheet when the leased assets have been capitalized in the property, plant and equipment item as the economic property of the Group (finance leases). They are included with their present values. Lease payments of € 99 million (previous year: € 116 million) have to be made to the relevant lessors in the subsequent years; interest included in this figure amounts to € 22 million (previous year: € 30 million).

The leasing liabilities are due as follows:

Lease liabilities			
€ million	Lease payments	Interest included	Lease liability
2005	19	4	15
2006	10	3	7
2007	12	3	9
2008	5	3	2
2009	6	2	4
After 2010	47	7	40
	99	**22**	**77**

Lease payments of € 5 million and € 29 million were made on the basis of operating leases in 2004 and 2003.

There were no other financial liabilities to affiliated companies and companies in the Bayer Group.

(29) Trade payables Most of the trade payables were to third parties. As in the previous year, the total amount of € 820 million (previous year: € 574 million) is due within one year.

At the end of 2004, the LANXESS Group and the Bayer Group arranged an extension of the payment period for selected products and services from the Bayer Group to the LANXESS Group with a volume of about € 130 million on a rolling basis until the third quarter of the 2006 fiscal year.

€ 156 million (previous year: € 7 million) of the trade payables were to associated companies, while € 661 million (previous year: € 567 million) were to other suppliers. The trade payables to affiliated companies amounted to € 3 million (previous year: –). The trade payables to companies that belong to the Bayer Group, which have to be classified as third parties by the LANXESS Group, totalled € 168 million (previous year: € 142 million).

(30) Other liabilities The other liabilities are stated at amortized costs.

They can be broken down as follows:

Other liabilities	31.12.2003		31.12.2004	
€ million	Total	Of which due within one year	Total	Of which due within one year
Payroll liabilities	40	39	30	29
Tax liabilities	32	32	43	43
Social security liabilities	15	15	14	14
Accrued interest on liabilities	2	2	7	7
Advance payments received on orders	3	3	2	2
Liabilities from the acceptance of drafts	12	12	19	19
Licence liabilities	–	–	–	–
Miscellaneous liabilities	84	84	75	75
	188	**187**	**190**	**189**

The tax liabilities include not only the amounts that the Group companies are liable to pay but also taxes that are paid to the tax authorities for the account of third parties.

The social security liabilities consist in particular of the social security contributions that still have to be paid.

The miscellaneous liabilities essentially involve guarantee payments, commissions to customers and cost reimbursements.

€ 1 million (previous year: € 2 million) of the other liabilities were to affiliated companies and € 34 million (previous year: € 38 million) to companies belonging to the Bayer Group, that have to be classified as third parties from the LANXESS point of view. The other liabilities to associated companies amounted to € 3 million (previous year: –).

(31) Further information on liabilities € 49 million of the total liabilities were due in more than five years (previous year: € 104 million).

Liabilities amounting to € 257 million (previous year: € 189 million) were secured, € 23 million (previous year: € 22 million) of them by mortgages.

The total liability amount included interest allocations of € 7 million (previous year: € 2 million) for liabilities that are not established legally until after the qualifying date for the financial statements.

(32) Deferred income The deferred income item includes grants from public authorities, a total of € 41 million of which (previous year: € 56 million) were posted on the equity and liabilities side of the balance sheet as per 31 December 2004, while € 16 million (previous year: € 9 million) were released in earnings in the fiscal year.

(33) Contingent liabilities and other financial commitments The contingent liabilities totalled € 11 million on 31 December 2004 (previous year: € 13 million). They are attributable exclusively to commitments to third parties and can be broken down as follows:

	31.12.2003	31.12.2004
€ million		
Bill of exchange commitments	0	1
Guarantees	8	10
Warranty commitments	5	0
	13	**11**

In all these cases, potential future commitments are involved, where the occurrence of the relevant future event would lead to a commitment that is still completely uncertain on the balance sheet date. Companies enter into warranty commitments in many cases in their business operations. They mainly involve commitments requiring companies to guarantee a specific success or a specific performance, in which liability above and beyond the warranty that is standard in the industry is assumed. The guarantee item consists essentially of bank guarantees, in which subsidiaries guarantee bank liabilities of third parties arising from contracts with the LANXESS Group. There is a commitment to pay under the guarantee if the debtor defaults or becomes insolvent.

Alongside the provisions, liabilities and contingent liabilities, other financial commitments consist in particular of leasing and long-term rental contracts.

The minimum amount of undiscounted future lease and rental payments from operating leases amounted to € 40 million (previous year: € 67 million). The relevant payment commitments are due as follows:

Year due	
€ million	
2005	5
2006	6
2007	5
2008	4
2009	9
2010 and later	11
	40

There are commitments of € 47 million (previous year: € 37 million) from orders that have already been placed for investment projects that have been started or are planned (liabilities for purchase orders). All of the relevant payments are due in 2005.

Cooperation has also been arranged with external partners, in which different research projects have been financed or other commitments have been accepted – depending on the fulfilment of certain clearly agreed conditions. Such commitments amounted to less than € 1 million on 31 December 2004 (previous year: € 2 million).

§ 133, paragraph 1, sentence 2, of the German Company Transformation Act (UmwG) stipulates that all the legal entities involved in a spin-off are liable jointly and severally for the liabilities of the legal entity making the transfer that are established when the spin-off takes effect. This means that Bayer AG and LANXESS AG are liable jointly and severally for all the established liabilities of Bayer AG at the time when the spin-off of the LANXESS Group took effect. In accordance with § 133, paragraph 3, of the German Company Transformation Act (UmwG), the liability is limited to five years for the company that was not allocated the liabilities in the spin-off and takeover contract.

It was arranged in the spin-off and takeover contract that Bayer AG exempts LANXESS AG from all legally stipulated joint liability, e.g. on the basis of § 133 of the German Company Transformation Act (UmwG), and joint and several liability for commitments and liabilities that are not to be transferred to LANXESS AG in the context of the spin-off and takeover contract.

Description of the master agreement In a master agreement that was concluded between Bayer AG and LANXESS AG at the same time as the spin-off and takeover contract, Bayer AG and LANXESS AG agreed, among other things, on commitments about the mutual exemption from joint liability for commitments of the other party to the contract and made arrangements about the allocation of liability for product liability commitments, for environmental pollution and for violations of cartel legislation in the relationship between the parties to the contract. The main provisions of the master agreement about these issues are explained below.

Joint liability & joint and several liability Bayer AG and LANXESS AG arranged in the master agreement that Bayer AG exempts LANXESS AG and all the companies affiliated to LANXESS AG from joint liability or joint and several liability for commitments of the Bayer Group resulting from the global implementation of the reorganization of the Bayer Group in 2002 and 2003. Bayer AG also exempted LANXESS AG and all the companies affiliated with LANXESS AG from joint liability or joint and several liability resulting from measures taken to establish the LANXESS Group, to the extent that this liability relates to liabilities that cannot be or have not expressly been assigned to the LANXESS Group. LANXESS AG in turn exempted Bayer AG and all the companies affiliated with Bayer AG from joint liability or joint and several liability resulting from measures taken to establish the LANXESS Group, to the extent that this liability relates to liabilities that can be or have expressly been assigned to the LANXESS Group.

Environmental pollution The master agreement specifies which of the parties to it is liable internally for site-based environmental pollution that was caused or occurred up to the spin-off date (1. July 2004). The fundamental legal consequence of the liability of one of the parties to the contract is that this party to the contract is required to exempt the other party to the contract and the companies affiliated with the other party to the contract completely from any liability under public or private law in relation to authorities or other third parties with respect to environmental pollution of the sites in question. The arrangement about the allocation of liability for environmental pollution essentially establishes liability for the respective party to the contract for the status quo at the sites which it and the companies affiliated with it used on the qualifying date. The liability arrangement also includes individual elements of origination liability. The liability is as a result based on the sites affected in each case and makes certain distinctions, which are presented in simplified form below:

LANXESS AG is basically liable – subject to plans for potential exoneration – for all environmental pollution of what are known as the LANXESS sites. The sites in Germany and other countries used by the LANXESS Group on the qualifying date are essentially what are involved here. Bayer AG, on the other hand, is basically liable – also subject to plans for potential exoneration – for all environmental pollution of what are known as the BAG sites. All the sites owned by Bayer AG and companies affiliated with it or used by Bayer AG and companies affiliated with it (with the exception of the LANXESS sites) are essentially what are involved here. With respect to possible liability for environmental pollution of the sites of miscellaneous third parties, the parties to the contract arranged that LANXESS AG is liable for this environmental pollution when the environmental pollution was caused by a LANXESS site (via the groundwater) and that Bayer AG is liable when the environmental pollution was caused by a BAG site (via the groundwater). The master agreement also makes special arrangements about the allocation of liability for environmental pollution of specific sites (including landfill sites) as well as of liability for environmental pollution arising from certain company purchase contracts.

The master agreement specifies a restriction of the liability of LANXESS AG and companies affiliated with LANXESS AG for environmental pollution to a total of € 350 million, with this maximum liability limit relating – in simplified terms – only to measures that have been ordered, agreed or carried out by the end of 2009. LANXESS AG and the companies affiliated with LANXESS AG otherwise have unlimited liability for environmental pollution.

Product liability The master agreement specifies the allocation of liability for product liability commitments in the internal relationship between the parties to the contract. Only product liability commitments to third parties are meant here and not product liability claims between the parties to the contract. The latter are in fact expressly excluded. The legal consequence of the liability of a party to the contract is that this party to the contract is required to exempt the other party to the contract and the companies affiliated with the other party to the contract from the relevant product liability commitment. The master agreement makes essentially the following distinctions with respect to the allocation of liability:

The LANXESS Group on the one hand and the future Bayer Group on the other hand are each liable fundamentally for all the product liability commitments arising from or in connection with faulty products that were put on the market in the past by their business divisions that were active on the qualifying date or are put on the market up to the effective date. The products put on the market by the individual business divisions are determined, for example, by the "UVP" numbers, which are assigned to every product. With respect to product liability commitments arising from or in connection with faulty products that are put on the market after the effective date, the master agreement refers to the rules of the legal system that applies in each individual case and does not therefore specify any particular contractual rules. The master agreement also makes a special arrangement for faulty products that are put on the market by certain companies, plants, production facilities and equipment that have been sold and assigns product liability to LANXESS AG in these cases. In addition to this, it makes another special arrangement, according to which product liability for certain products, particularly products from the discontinued business areas and business divisions of the Bayer Group allocated to the LANXESS Group, is assigned to LANXESS AG.

Anti-trust violations The master agreement specifies the allocation of liability for violations of anti-trust laws in the internal relationship between the parties to the contract. Anti-trust liabilities are obligations and liabilities relating to the payment of fines and other penalties, commitments to the payment of damages to third parties, including the payment of penal damages, and commitments to third parties about the payment of additional revenues or benefits arising from anti-trust violations.

In the relationship to the Bayer Group, the LANXESS Group is liable for any liabilities arising from anti-trust violations for which the LANXESS operations are responsible. Bayer, in turn, is liable for any liabilities arising from anti-trust violations for which they are responsible. The party that is liable in each case is required to reimburse the other party the necessary funds to meet the cartel commitments.

In addition to this general principle, there are special arrangements for cartel proceedings and civil proceedings in connection with certain products from what used to be the rubber business division, which has been allocated to the LANXESS Group. Bayer AG and some subsidiaries are the subject of investigations under criminal and civil law with respect to these products, particularly in the USA, Canada and Europe. If authorities at least initiated proceedings or a company took action with a cartel authority concerning the initiation of proceedings by 1 July 2004, the internal arrangement is that LANXESS will pay 30% of the liabilities and Bayer 70%.

LANXESS AG's reimbursement commitment is limited to a maximum total of € 100 million, to which the reimbursement of tax damage arising from restrictions on tax deductibility may be added. The reimbursement payments are limited to € 50 million per calendar year.

The reimbursement arrangement also applies to proceedings about which Bayer AG announced on 14 July 2004 that it had reached agreement with the US Department of Justice and which related to accusations of activities that violated cartel legislation in the Rubber Chemicals Business Unit in the years 1995 to 2001. Bayer AG agreed to plead guilty and to pay $ 66 million. This agreement has received court approval and Bayer AG has in the meantime made the payment.

The costs of external assistance with the proceedings are also divided up on the basis of a ratio of 30:70, although these costs are not counted towards the maximum liability limit.

Any anti-trust obligations that have been allocated to the parts of the LANXESS Group resident or operating in the USA are included in the calculation of the maximum liability limits in each case. In view of the special features of the US legal situation, contracts are being concluded about these parts of the LANXESS Group resident or operating in the USA, the provisions of which do not have to coincide with the provisions of the master agreement. Bayer AG and LANXESS AG have, however, undertaken to make sure that the agreements in the USA are adapted according to the fundamental rules of the master agreement if there are major deviations.

(34) Related parties In the course of its business operations, the LANXESS Group buys materials, stocks and services from numerous business partners all over the world. They include ones in which Bayer AG in particular holds interests as well as companies that have connections to members of the Supervisory Board of Bayer AG.

There are business and legal relationships between the remainder of the Bayer Group and the LANXESS Group. These relationships are being maintained after the spin-off has taken effect. They include in particular supply relationships between the Bayer subgroups and the Bayer service companies on the one hand and the LANXESS Group on the other.

On the basis of these supply relationships, the LANXESS Group purchased goods and services with a volume of about € 0.6 billion from companies in the Bayer Group in the 2004 fiscal year. Most of them were product deliveries, for example of chlorine and caustic soda, with the majority of these deliveries being made by the Bayer MaterialScience subgroup. Services (excluding services from Bayer Industry Services GmbH & Co. OHG) were also provided to the LANXESS Group. Large proportions of them were services provided by Bayer Business Services GmbH in the areas of IT systems development & application support, IT infrastructure, HR payroll & pensions and customs & excise. The LANXESS Group received engineering services from Bayer Technology Services GmbH. There were various other services, primarily in the custom manufacturing field and other areas.

The LANXESS Group also purchased site services from Bayer Industry Services GmbH & Co. OHG in the areas of energy, infrastructure, logistics and catering with a volume of € 0.5 billion. The companies in the LANXESS Group supplied goods and services with a volume of about € 0.7 billion to companies in the Bayer Group in the 2004 fiscal year. Most of the deliveries were made to the Bayer Material Science and Bayer Crop Science subgroups.

Where there were no chemical or polymer operations of an appropriate size to be transferred to the LANXESS Group in a particular country, the business with a sales volume of € 0.7 billion was channelled via Bayer companies, mainly on an agency business basis and to some extent as an independent dealer. In contrast to this, only minor use was made of the LANXESS organization to sell Bayer products.

(35) Financial instruments The portfolio of primary financial instruments is shown in the balance sheets. Financial instruments on the assets side are classified in the categories held-for-trading-purposes, held-to-maturity or available-for-sale – in accordance with IAS 39 – and are stated at amortized costs or fair values in line with their classification, with the changes in the fair value of the available-for-sale instruments being recognized in equity. Permanent impairment losses are charged to income. Financial instruments that represent liabilities are stated at amortized costs.

a) Risks and risk management Due to the global corporate alignment of the LANXESS Group, the business operations, results and cash flows are exposed to a number of market risks. Such risks include:

- Currency risks: The LANXESS Group is exposed to fluctuations in the exchange rate between the euro and other major currencies.

- Interest rate risks: The LANXESS Group is exposed to fluctuations in interest rates.

- Credit risks: The LANXESS Group is exposed to credit risk with respect to its transaction partners.

- Raw material price risks: The LANXESS Group is exposed to possible increases in raw material prices.

The above-mentioned risk could have an adverse effect on the profitability and financial position of the LANXESS Group. An outline of the individual risks and risk management within the LANXESS Group is given below.

Currency risk
Since the LANXESS Group carries out business transactions in many different currencies, it is exposed to a number of risks in connection with fluctuations in the relative values of these currencies.

Transaction risk: There are currency risks, i.e. potential reductions in the value of a financial instrument because of changes in the exchange rate, particularly where receivables or liabilities exist or will be created in a different currency than the local currency of the company.

The risks arising from the business operations are determined and analyzed systematically. Decisions about the level of hedging for these risks are taken at regular intervals. Anticipated business is sometimes hedged, too within the framework of these hedging activities. A large proportion of the contractual and foreseeable currency risks are hedged by using derivative financial instruments, the changes in the fair value of which are shown in the income statements or – in the case of cash flow hedges – in the other equity movements. Since the LANXESS Group concludes derivative contracts for most of the currency risks, the Group is of the opinion that a significant increase or a significant decrease in the exchange rate between the euro and other major currencies would not have any material impact on future cash flows in the short term. In the long run, however, these exchange rate fluctuations could have a negative effect on cash flows, if the LANXESS Group were not in a position to absorb these exchange rate fluctuations, e.g. via the pricing of its products in the relevant local currency.

Currency risks from financial transactions are generally hedged 100%, including interest. Particular use is made of interest/currency swaps and forward exchange transactions as hedging instruments.

Securities held as fixed assets and other loans are mainly kept in the currency area of the Group companies making the investment, so that the currency risk is minimized.

Translation risk: Many of the companies in the LANXESS Group are located outside the euro zone. Since the euro is the currency in which the Group prepares its financial statements, the financial statements of these subsidiaries were translated into euros for inclusion in the Combined Financial Statements. Changes in the average exchange rate of the currency of a particular country from period to period can have a major impact on the translation into euros of both the sales and the earnings that are shown in this currency. In contrast to the effect of exchange rate fluctuations where the transaction risk is concerned, the translation risk has no effects on the cash flows of the Group in the local currency.

The LANXESS Group has major assets, liabilities and businesses outside the euro zone that are reported in local currencies. Although their long-term currency risk is estimated and evaluated on a regular basis, foreign exchange transactions are only carried out in view of these risks when consideration is being given to withdrawal from a specific business and if the funds released by this withdrawal are to be repatriated. The LANXESS Group does, however, show the effects of exchange rate fluctuations in the translation of net positions into euros in its equity item.

Interest rate risk

Financial assets and financial liabilities are primarily exposed to an interest rate risk, i.e. possible fluctuations in the overall return produced by a financial instrument due to movements in the market interest rate.

When the risk of interest rate changes is not hedged with financial assets and financial liabilities because of favorable fixed interest rate conditions, hedging via derivative interest rate instruments plays a particularly important role here. Interest rate/interest rate currency swaps can be used in this context.

It was assumed that the targeted net indebtedness for the LANXESS Group would be achieved by the obtainment of central external loan facilities. The interest expenses allowed for in this connection are based on the market interest rates for corporate bonds in the lower investment grade range. The interest rates were computed by averaging the rates charged on a short-term instrument and on a five-year instrument. The proportion of funding required in non-euro currencies was taken into account by including a risk premium. No interest rate derivatives are included in the LANXESS Combined Financial Statements because of this assumption.

Other loans primarily consist of small loans to employees, which are made to a large extent at a fixed interest rate close to the market rate. Since the interest rates are fixed, these loans are in principle exposed to an interest rate risk, but this risk is accepted for overriding reasons, so that no hedging is carried out here. More than three-quarters of the loans to employees have a term of more than five years.

Credit risk

There is a credit risk to the extent that transaction partners do not meet their commitments to the LANXESS Group in transactions involving financial instruments. Since the LANXESS Group does not conclude any master netting agreements with its transaction partners, the total amount of the assets represents the maximum credit risk.

Raw material price risk
The LANXESS Group is exposed to risks associated with changes in market prices with its business operations in the commodity field. In connection with the spin-off, the LANXESS Group is in the process of developing a comprehensive strategy to reduce the relevant risks by means of financial measures, including the use of financial instruments. In order to participate in market fluctuations in this area, derivative financial instrument contracts were concluded in the 2004 fiscal year on the basis of internal assessments of the market. The changes in the fair value of the derivative financial instruments in the commodity field are recognized in the income statement.

b) Derivative financial instruments Derivative financial instruments were only taken into account in preparation of the Combined Financial Statements at the already existing legal entities which had operations that related exclusively to LANXESS business. In this connection, fair values of € 23 million were capitalized in the 2004 fiscal year. Negative fair values of € 3 million were included in liabilities. "Regular-way" purchases and sales of financial assets are included in the accounts in accordance with IAS 39 by applying the settlement day accounting.

Notes to the cash flow statement

(36) Cash inflow from operating activities The cash flow statement begins with the operating result (EBIT). The gross cash flow of € 313 million (previous year: € 223 million) shows the operating surplus of income over expenses before any changes in funds. The changes in working capital were also included in the cash inflow from operating activities of € 311 million (previous year: € 346 million).

In the determination of depreciation and amortization of fixed assets in the 2004 fiscal year for the business units affected by the impairments made as per 31 December 2003, depreciation charges that were capitalized as part of the costs of goods sold of inventories as per 31 December 2003 were allocated to the depreciation and amortization of fixed assets – contrary to the calculation method normally used by Bayer and LANXESS – in order to make a chronologically comparable presentation of the depreciation and amortization.

(37) Cash out-/inflow from investing activities An amount of € 71 million (previous year: € 370 million) was spent in 2004 to acquire property, plant and equipment as well as financial assets. Income totalling € 26 million (previous year: € 65 million) was, on the other hand, generated by the sale of property, plant and equipment and other assets, while interest and dividend income of € 6 million (previous year: € 5 million) was also obtained. The repayment of a short-term loan granted to the Bayer Group in the context of the internal Group financing system led to a cash inflow of € 256 million. € 48 million were spent on acquiring the interest of 40% in Bayer Industry Services GmbH & Co. OHG. The overall cash outflow from investing activities was € 39 million (previous year: € 300 million).

(38) Cash out-/inflow from financing activities There was a cash outflow of € 214 million from financing activities (previous year: € 46 million). Loans were reduced by € 166 million (previous year: inflow of € 23 million). Interest expenses led to a cash outflow of € 48 million (previous year: € 69 million).

(39) Cash and cash equivalents The cash and cash equivalents of € 72 million (previous year: € 13 million) include cheques, cash on hand and bank balances. Securities originally due within up to three months are also included in accordance with IAS 7 (Cash Flow Statements).

Notes to the segment reporting In accordance with the rules of IAS 14 (Segment Reporting), certain financial statements data have to be presented separately by segments and regions and the breakdown has to be based on internal reporting that enables the risks and earnings of the Group to be assessed reliably. The purpose of segmentation is to provide transparency on the profitability and success prospects of the individual operations of the Group.

The LANXESS Group is controlled via strategic business units, which are combined in segments on the basis of the economic features of the business, the nature of the products and production processes, the nature of the customer relationships and the characteristics of the sales organization. Reports were presented about the following segments as per 31 December 2004:

Segments	Operations
Performance Rubber	Special rubber and rubber chemicals for high-quality rubber products, e.g. for use in vehicles, buildings or shoes
Engineering Plastics	Thermoplastics as the basis for high-tech applications in the car, household, leisure and electronics fields
Chemical Intermediates	Basic chemicals as a global commodity supplier, fine chemicals as primary and intermediate products for pharmaceuticals, agrochemicals and special chemicals as well as inorganic pigments for coloring concrete, dispersion inks/paints and lacquers
Performance Chemicals	Material protection products, finishing agents for the leather, textile and paper industries, ion exchangers for water treatment, synthetic elastic Fibers for fashionable clothing and plastic additives, such as flameproofing agents and plasticizers

The allocation to the reporting regions was changed over the previous year in accordance with the future regional breakdown in the LANXESS Group. The figures for the previous year were adapted accordingly. In the new structure, a breakdown is made into the regions EMEA (Europe without Germany, Middle East, Africa), Germany, America and Asia (including Oceania).

In the reconciliation calculation, internal Group items are eliminated and income, expenses, assets and liabilities that cannot be allocated to the segments directly are shown. What are included here are in particular the corporate center, the service companies (including the interest in Bayer Industry Services GmbH & Co. OHG with an equity value of € 44 million and equity earnings of € –4 million) and ancillary businesses.

FINANCIAL STATEMENTS OF LANXESS AG

A summarized version of the balance sheet and income statement from the individual financial statements of LANXESS AG, Leverkusen, as per 31 December 2004, which were prepared in accordance with the principles of commercial law, is reproduced below. It is not part of the Combined Financial Statements. A copy of the complete financial statements and management report of LANXESS AG is available on request.

INCOME STATEMENT OF LANXESS AG

€k	2003	2004
Sales	**0**	**4,787**
Costs of goods sold and services provided	0	4,787
Gross profit	**0**	**0**
Other operating expenses	1	34
Operating result	**–1**	**–34**
Interest expense – net	1	–1,874
Other financial expenses and income	0	172
Financial result	**1**	**–1,702**
Loss before income tax	**0**	**–1,736**
Income tax	0	0
Net loss	**0**	**–1,736**
Loss carried forward from the previous year	–2	–2
Accumulated net loss	**–2**	**–1,738**

BALANCE SHEET OF LANXESS AG

€k	31.12.2003	31.12.2004
ASSETS		
Fixed assets		
Property, plant and equipment	0	23
Financial assets	0	738,909
	0	**738,932**
Current assets		
Receivables and other assets		
Receivables from affiliated companies	0	283,136
Other assets	0	14,315
	0	**297,451**
Cash and cash equivalents		
Bank balances	49	50
	49	**297,501**
Prepaid expenses	**0**	**2,045**
Balance sheet total	**49**	**1,038,478**
EQUITY AND LIABILITIES		
Equity		
Subscribed capital	50	73,034
Capital reserve	0	763,267
Accumulated net loss	–2	–1,738
	48	**834,563**
Provisions		
Provisions for pensions and similar commitments	0	2,757
Other provisions	1	1,158
	1	**3,915**
Liabilities		
Other liabilities	0	200,000
	0	**200,000**
Balance sheet total	**49**	**1,038,478**

Technical terms

Aromatics network Production network that manufactures intermediates based on simple aromatic raw materials such as benzene or toluene for, among other things, the subsequent synthesis of agrochemicals or plastics.

Commodity markets Standardized markets

EMEA The region EMEA covers Europe, the Middle East and Africa.

Functional chemicals Substances that influence one or more specific properties of products, e. g. additives in paper manufacturing or textile processing.

HSEQ HSEQ (= Health, Safety, Environment and Quality) is the abbreviation used to summarize our responsibilities and activities in the areas of occupational health, safety, environmental protection and quality.

Pigments Latin "pigmentum" = artists' color. A colored or achromatic coloring agent, which is virtually insoluble in the application medium, used for the manufacture of printing ink, the coloring of paints, surface coatings, plastics, paper, textiles, cement, etc.

Polyamide Collective term for polymers whose basic units are held together by amide bonds.

Polymer A substance that is constructed from numerous molecules characterized by the multiple repetition of constitutive units or building blocks.

Process chemicals Process-supporting chemicals, e. g. during paper manufacture.

Rubber The German term "Kautschuk" (rubber) is used to define noncrosslinked but vulcanizable polymers with rubber-elastic properties at 20 C. These serve as raw materials for the manufacture of elastomers and (vulcanized) rubber. Rubbers are classified systematically into natural and synthetic rubbers.

Financial terms

Asset-backed commercial paper Asset-backed commercial papers are documented receivables with a term of seven days to two years (30 to 90 days in practice). These receivables are combined to form a portfolio and are transferred to a special-purpose vehicle (SPV) in a sales transaction. This special-purpose vehicle is a company which then refinances itself on the capital market by issuing bonds. The minimum volume is generally € 0.5 million. The securities issued in this way are backed by the assets bought by the SPV.

Combined Financial Statements The Combined Financial Statements are the Group financial statements that LANXESS has prepared voluntarily. They are not consolidated financial statements or financial statements in accordance with commercial law. The Combined Financial Statements present the Group as if it had already existed independently in the past in the structure defined for the spin-off. In contrast to this, Bayer AG presents LANXESS as "discontinuing operations" in the 2004 fiscal year, i. e. as an integrated element of the Bayer Group segment reporting. These different procedures lead to differences in the sales and earnings figures. They are attributable essentially to the internal business transactions between the two Groups as well as to the costs incurred by LANXESS as an independent company for central Group functions. The assets and liabilities were included and valued in the Combined Financial Statements in accordance with the IFRS rules.

Convertible bond A convertible bond is issued by companies limited by shares and is a bond with a fixed value that gives the bearer the right to exchange it for shares during its term on a basis specified in advance. If this option is not exercised, the bond is paid back by the company at the end of the term. In the case of a compulsory convertible bond, there is an obligation on the part of the bond holder to exchange the bond for shares.

EBIT Operating result, which represents the net income before deduction of the minority interests, taxes and financial result.

EBITDA Operating result plus depreciation and amortization of intangible assets and property, plant and equipment.

Goodwill Goodwill is an intangible asset that represents the difference between the purchase price of a company and its net assets (assets minus liabilities). Goodwill expresses the value of the market position, know-how and image of a company.

IFRS IFRS is the abbreviation for International Financial Reporting Standards. They are directives issued by the International Accounting Standards Board, London/ Great Britain. They represent a consistent set of international rules for corporate accounting. The purpose of them is to guarantee comparable accounting and disclosure of decision-making information all over the world.

Incentive programme Set of instruments or measures which companies offer to employees as a reward and as an incentive to perform well, e. g. the possibility to buy shares in the company one works for at a lower price.

Working capital Net current assets, corresponds to the inventories and trade receivables after deduction of the trade payables.

Contact

Please do not hesitate to contact us if you have any questions or comments.

Contact Investor Relations
Michael Pontzen
Head of Investor Relations
Fon +49 – 214 300
E-mail: ir@lanxess.com

Contact Corporate Communications
Christoph Sieder
Head of Corporate Communications
Fon +49 – 214 300
E-mail: mediarelations@lanxess.com

Credits

LANXESS AG
51369 Leverkusen
Germany
Fon +49 – 214 300
www.lanxess.com

Concept, text and design
Kirchhoff Consult AG, Hamburg, Germany

Photography
Claudia Kempf, Wuppertal, Germany

Printed by
K&W Druck, Bad Oeynhausen, Germany

Financial calendar for 2005	
31 May	Announcement of the results for the first quarter
16 June	Annual Shareholders' Meeting (Düsseldorf Exhibition Center)
25 August	Announcement of the results for the first half
17 November	Announcement of the figures for the first nine months



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nergizing Chemistry